QuickLinks -- Click here to rapidly navigate through this document

As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105218

Subject to Completion, dated July 5, 2005

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 19, 2003)

6,386,365 Shares

Common Stock

The selling stockholders named in this prospectus supplement are selling 6,386,365 shares of common stock of Phillips-Van Heusen Corporation. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol "PVH." The last reported sale price of our common stock on the New York Stock Exchange on July 1, 2005 was $33.11 per share.

Investing in our common stock involves risks.
See "Risk Factors" beginning on page S-10 and on page 1 of the related prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Selling Stockholders	$	$

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 957,954 shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 6,386,365 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares to purchasers on or about                          , 2005.

LEHMAN BROTHERS	CREDIT SUISSE FIRST BOSTON

JPMORGAN
BEAR, STEARNS & CO. INC.	PIPER JAFFRAY

July  , 2005

ARROW
USA•1851

BCBG // ATTITUDE

CHAPS

GEOFFREY BEENE

Calvin Klein Jeans

IZOD

Sean John

KENNETH COLE
REACTION

DONALD J. TRUMP
SIGNATURE COLLECTION

VANHEUSEN
SHIRTS FOR MEN

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS

        We are providing information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus, which provides additional information about us and certain other matters. Generally, when we refer to this "prospectus," we are referring to both documents combined.

        Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

        No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Phillips-Van Heusen Corporation, any selling stockholder or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

        Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than their respective dates, or that the information contained in any document incorporated by reference in this prospectus is accurate as of any date other than the date on which that document was filed with the Securities and Exchange Commission, or the "SEC."

        We, the selling stockholders and the underwriters are not making an offer to sell the common stock in jurisdictions where this offer or sale is not permitted. The distribution of this prospectus and this offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside the United States. This prospectus does not constitute an offer of, or an invitation to purchase, any shares of common stock in any jurisdiction in which such offer or invitation would be unlawful.

        We obtained the market and competitive position data used throughout this prospectus from research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

        Our fiscal years are based on the 52-53 week period ending on the Sunday closest to February 1, and are designated by the calendar year in which the fiscal year commences.

  As used in this prospectus supplement:

        Unless the context otherwise requires, the terms "we," "our," "our company" or "us" refer to Phillips-Van Heusen Corporation and its subsidiaries taken as a whole.

        References to the brand names Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Arrow, G.H. Bass & Co. and Bass and our licensed brands, Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection and to other brand names in this prospectus are to

S-ii

registered trademarks owned by us or licensed to us by third parties and are identified by italicizing the brand name.

        References to our acquisition of Arrow refer to our December 2004 acquisition of Cluett Peabody Resources Corporation and Cluett Peabody & Co., Inc., the owners and licensors of the Arrow trademarks, which companies we refer to collectively as "Cluett."

        References to our acquisition of Calvin Klein refer to our February 2003 acquisition of Calvin Klein Inc., Calvin Klein (Europe), Inc., Calvin Klein (Europe II) Corp., Calvin Klein Europe S.r.l. and CK Service Corp., which companies we refer to collectively as "Calvin Klein." References to the "Calvin Klein brands" refer to the Calvin Klein Collection, ck Calvin Klein, Calvin Klein and related trademarks under which Calvin Klein products are sold.

        Unless otherwise noted, the information in this prospectus assumes that the underwriters' over-allotment option to purchase up to an additional 957,954 shares from certain of the selling stockholders will not be exercised.

S-iii

SUMMARY

        The following summary provides an overview of certain information about us and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this entire prospectus and the documents that we incorporate by reference before making a decision about whether to invest in our common stock.

Phillips-Van Heusen Corporation

        We are one of the largest apparel companies in the world, with a heritage dating back over 120 years. Our portfolio of brands includes our own brands, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Arrow, G.H. Bass & Co. and Bass, and our licensed brands, Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection. We design and market nationally recognized branded dress shirts, sportswear and other related products, including footwear, and also license our owned brands over a broad range of products. We offer products under multiple brands, at multiple price points and in multiple channels of distribution in order to reduce our reliance on any one demographic group, style preference or distribution channel. Our licensing activities, principally our Calvin Klein business, diversify our business model by providing us with a sizeable base of profitable licensing revenues.

        We acquired Calvin Klein in February 2003. We believe Calvin Klein is one of the best known designer names in the world and that the Calvin Klein brands—Calvin Klein Collection, ck Calvin Klein and Calvin Klein—provide us with the opportunity to market products both domestically and internationally at higher price points, in higher-end distribution channels and to different consumer groups than our other product offerings. Products sold under these brands are sold primarily under licenses and other arrangements. Since the acquisition, we have used our core competencies to expand the product offerings under the Calvin Klein brands and to bring these new product offerings into additional channels of distribution. Additionally, during our first year of ownership, we took actions to realize significant and permanent corporate and administrative cost savings within the Calvin Klein business.

        Our "heritage" business encompasses the design, sourcing and marketing of a varied selection of branded label dress shirts, sportswear and footwear under our portfolio of brands, as well as the licensing of our owned brands (other than the Calvin Klein brands), for an assortment of products. We design, source and market substantially all of these products on a brand-by-brand basis, targeting distinct consumer demographics and lifestyles in an effort to minimize competition among our brands. Currently, our products are distributed at wholesale through more than 10,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States.

Calvin Klein

        Our Calvin Klein business primarily consists of (1) licensing and similar arrangements worldwide of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products, including high-end collection apparel and accessories, jeans, underwear, fragrances, eyewear, women's better sportswear, men's tailored clothing, ties, shoes, hosiery, socks, swimwear, watches, coats, leather goods, table top and soft home furnishings and accessories, (2) our marketing through our three Calvin Klein flagship stores of the Calvin Klein Collection brand high-end men's and women's apparel and accessories collections, (3) our Calvin Klein dress shirt and men's better sportswear business and (4) our Calvin Klein retail stores located in premium outlet malls in the United States.

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. Although Calvin Klein was a large global brand with strong consumer recognition across many demographics before we acquired it, there were numerous product areas in which no products, or only a limited number of products, were offered under any of the Calvin Klein brands. In order to exploit more efficiently and effectively the opportunities for the development of new offerings, we created a brand pyramid that established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position.

        Calvin Klein Collection is the "halo" brand at the top of the pyramid and personifies the Calvin Klein aesthetic of modern, contemporary, minimalist style, which is translated to the other Calvin Klein brands. We market under this brand, directly and through licensees, high-end collection apparel, eyewear, footwear, accessories and coats. We hold two runway shows annually each for men and women and operate flagship stores in New York, Paris and Dallas under the Calvin Klein Collection brand. These activities support our visibility in the fashion industry and help convey the Calvin Klein aesthetic to the world. In addition, approximately 14 freestanding Calvin Klein Collection stores are operated by partners in major cities throughout the world.

        The second tier of the pyramid is ck Calvin Klein, our bridge brand. The products offered under this brand include apparel, fragrances, watches, eyewear and jewelry. We believe this tier provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in the bridge price range. Currently, ck Calvin Klein apparel is principally available in Japan and through a recent license in Southeast Asia, where our licensee operates 11 ck Calvin Klein freestanding stores.

        The third tier of the pyramid is Calvin Klein, which is targeted to the better price range. Prior to our acquisition in 2003, there were product gaps in this price range and, since that time, we introduced the men's better sportswear line beginning with Fall 2004 and entered into licenses for women's better sportswear, swimwear, men's tailored clothing, outerwear, footwear, handbags and other accessories. These new product categories complemented the pre-acquisition offerings of fragrances, underwear, jeanswear, soft home goods, accessories, footwear and other products.

        Since an important element of the tiered brand strategy is the preservation of the prestige and image of the Calvin Klein brands, we continue to maintain the dedicated in-house marketing,

advertising and design divisions of Calvin Klein that were in place prior to our acquisition. Calvin Klein oversees a worldwide marketing, advertising and promotion program of over $200 million, the majority of which is funded by its licensees. Calvin Klein also controls all design operations and product development for most of its licensees, including the licensee of the Calvin Klein Collection high-end collection apparel businesses.

Heritage Business

        Dress Shirts.    Our dress shirt business includes the design and marketing of dress shirts in a broad selection of styles and colors that are sold at retail price points generally ranging from $20 to $100 per shirt. Our dress shirts are marketed by us at wholesale through national and regional department, mid-tier department, mass market, specialty and independent stores in the United States.

        We market our dress shirts principally under the Van Heusen, Geoffrey Beene, Arrow, IZOD, Kenneth Cole New York, Kenneth Cole Reaction, Calvin Klein, Chaps, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors and Sean John brands, and recently introduced a line of dress shirts under the Donald J. Trump Signature Collection brand. In U.S. department stores, Van Heusen is the best selling dress shirt brand, Geoffrey Beene is the best selling designer dress shirt brand, and Kenneth Cole, Calvin Klein and IZOD are all among the top ten dress shirt brands.

        Sportswear.    We market our sportswear principally under the IZOD, Van Heusen, Arrow, Geoffrey Beene and Calvin Klein brands. This business includes mostly moderately-priced men's knit and woven sports shirts, sweaters, bottoms, swimwear, boxers and outerwear marketed by us at wholesale through national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. We have a leading position in men's sportswear tops, where IZOD is the best selling main floor department store men's sportswear tops brand, and Van Heusen is the best selling main floor department store men's woven sports shirt brand, in the United States.

        Our Sportswear group also markets our products directly to consumers through our Van Heusen, IZOD, Geoffrey Beene and Calvin Klein retail stores, primarily located in outlet malls throughout the United States. The group also includes our Bass outlet stores, where we sell men's and women's apparel and men's, women's and children's footwear under our G.H. Bass & Co. and Bass brands. These retail businesses complement our wholesale sportswear and dress shirt business, which is our core business, and which we believe is the basis for our brand equity.

        Our Sportswear group licenses our heritage brands globally for a broad range of products, which provides us with a relatively stable flow of revenues with high margins, and extends and strengthens our brands. Our licenses include Van Heusen for accessories and boys' apparel in the United States and dress shirts and sportswear outside of the United States, IZOD for accessories, women's sportswear and boys' apparel in the United States and men's and women's sportswear in Canada and Australia, Arrow for accessories and boys' apparel in the United States and apparel outside of the United States and Bass for the design, sourcing and marketing of footwear at wholesale, on a worldwide basis.

Our Competitive Strengths

  •
  We have a diversified portfolio of nationally recognized brands. We have developed a portfolio of brands targeted to a broad spectrum of consumers. Our owned brands have long histories—Arrow dates back to 1851, Bass dates back to 1876, Van Heusen to the early 1920s, IZOD to the 1930s and Calvin Klein to the late 1960s—and enjoy high recognition within their respective consumer segments. Our design and marketing teams use our brands' particular qualities, identities and price points to strategically position each one to target a distinct consumer base. We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty.

  •
  We have an established multi-channel distribution model. We have a diversified sales distribution strategy that includes an established wholesale business and a complementary profitable retail store base. Currently, we distribute our products through more than 10,000 doors in the United States in national and regional department, mid-tier department, mass market, specialty and independent stores across a broad range of price points. In addition, we currently operate approximately 700 retail stores, primarily in outlet malls throughout the United States, under the Van Heusen, Bass, IZOD, Geoffrey Beene and Calvin Klein names. We believe our retail division complements our wholesale operations by further enhancing consumer awareness of our brands, including by offering products that are not available in our wholesale lines, or, in the case of Calvin Klein, by offering a broad spectrum of Calvin Klein products that embody the Calvin Klein lifestyle, while also providing a means for managing excess inventory.

  •
  We are a leader in the dress shirt and sportswear tops markets. Our dress shirt brands have the highest share in the $2 billion U.S. dress shirt market and our share of the fragmented, but substantially larger U.S. men's sportswear tops market has grown significantly from 2002 to 2004. We believe we market one in three of the dress shirts sold in the United States. In 2004, sales of our dress shirt brands represented approximately 42% of dress shirt sales in U.S. department stores, which is the largest sales channel for dress shirts. From 2002 to 2004, we have grown our position in men's sportswear tops in the mid-tier channel from 13% to 19% and in the department store channel from 9% to 13%.

  •
  We have successfully acquired, managed, developed and positioned new brands. Since we acquired Calvin Klein, we have grown licensing revenue by 27% to $160.5 million in 2004, strengthened relationships with existing licensees and partners, launched the Calvin Klein men's better sportswear line and signed several new licenses in large merchandising categories, such as women's better sportswear, men's and women's better footwear and better handbags and other accessories (expected to launch beginning Fall 2005). In addition, we realized significant cost savings, principally through our ability to integrate the business into our existing infrastructure. In 1995, we acquired the IZOD brand, and since then have grown it into the leading main floor department store men's sportswear tops brand and have increased wholesale sales of IZOD by over 500%. In 2000, we licensed Arrow from Cluett and, from 2001, our first full year of operations, to 2004, we increased Arrow dress shirt sales by 13% and Arrow sportswear sales by 70%. We subsequently acquired the Arrow brand in December 2004.

  •
  We have established sophisticated sourcing, logistics, warehouse and distribution systems. Our centralized capabilities for worldwide procurement and sourcing enable us to deliver to our customers competitive, high quality and low cost goods on a timely basis. We have an extensive, established network of worldwide sourcing partners, which allows us to meet our customers' needs in an efficient manner, and do not rely on any one vendor or factory or on vendors or factories in any one country. We also operate a network of wholesale and retail distribution centers, which we believe has sufficient capacity to accommodate the planned growth of our Calvin Klein men's better sportswear, as well as additional brands we may license or acquire, without a significant increase in capital expenditures. We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and customer demands while enhancing our inventory management efficiencies.

  •
  We have a highly experienced management team. Our executive management team has extensive experience in the apparel industry, and many of our senior executives have spent the majority of their professional careers with us. Mark Weber, our Chief Executive Officer, has been with us for over 30 years, Emanuel Chirico, our President and Chief Operating Officer, has been with us for over 12 years, and the other 23 members of our senior management team have an average of 25 years of industry experience.

Our Growth Strategy

        We intend to capitalize on the significant opportunities presented by our acquisition of Calvin Klein, as well as increase sales and profitability of our heritage business, through the execution of the following strategies:

Calvin Klein

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. The brand pyramid we created for the Calvin Klein brand established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position.

  •
  Calvin Klein Collection. Under our "halo" brand, the principal growth opportunity is to broaden the current distribution through the continued opening of freestanding stores throughout the world by our partners.

  •
  ck Calvin Klein. We believe our bridge tier provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in this upper-moderate to upper price range. We have entered into several licenses since we acquired Calvin Klein, adding to the pre-existing licensed apparel and accessories lines in Japan. Specific growth opportunities include:

  •
  Broadening distribution, including through continued expansion in Southeast Asia, where our new licensee opened 11 ck Calvin Klein stores in 2004 and is expected to have 17 stores by the end of 2005, the roll-out during 2006 of bridge apparel and accessories in Europe and parts of the Middle East under a license we entered into in 2005 (which includes the planned opening by the licensee of 50 freestanding ck Calvin Klein stores in the first five years), and the expansion of the women's bridge line in the United States, which had a limited launch for Holiday 2004.

  •
  Global development of jewelry (outside of Japan) and ophthalmic eyewear, both of which were launched in 2004.

  •
  Licensing the brand worldwide for color cosmetics, which we believe could represent a significant opportunity, and for footwear (outside of Japan).

  •
  Calvin Klein. We believe that the Calvin Klein tier presents the largest growth opportunity, particularly in the United States. Growth opportunities for this tier include:

  •
  Continued development of our men's better sportswear line and the licensed line of women's better sportswear, both of which were first launched in 2004 in the United States.

  •
  Development of the recently launched men's and women's footwear lines, the newly licensed handbag and men's outerwear lines to be launched for Fall 2005 and the licensed line of women's suits to be launched for Spring 2006.

  •
  Development of an expanded women's swimwear line in North America by a new licensee beginning with the 2006 Cruise season.

  •
  Brand extensions through increased product offerings, such as Choice Calvin Klein, a junior lifestyle brand launched in 2004 that covers underwear, swimwear and jeans, and new men's and women's fragrances and underwear lines expected to be launched over the next 12 months.

  •
  Pursuit of additional licensing opportunities for new product lines, which may include various home furnishing products.

Heritage Business

  •
  Continue to grow sportswear. We have a leading position in the United States in men's sportswear tops and have continued to penetrate the sportswear market with additional products and product lines. We have built IZOD into a year-round lifestyle brand from its traditional knit sport shirt origins by adding new product offerings, such as pants, sweaters and outerwear, and new lines of apparel, including golf and jeanswear. As a result, IZOD has become a leader on the main floor of department stores in the United States. Arrow sportswear has performed well in the mid-tier channel and we believe it also has growth opportunities through brand extensions.

  •
  Continue to strengthen the competitive position and image of our current brand portfolio. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and loyalty. We believe that our brands are successful because we have strategically positioned each one to target distinct consumer demographics and tastes. We will continue to design and market our branded products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and increase consumer loyalty. We will seek to increase our market share in our businesses by expanding our presence through product extensions and increased floor space.

  •
  Continue to build brand portfolio through acquisition and licensing opportunities. While we believe we have an attractive and diverse portfolio of brands with growth potential, we will also continue to explore acquisitions of companies or trademarks and licensing opportunities that we believe are attractive to our overall business. New license opportunities allow us to fill new product and brand portfolio needs. We take a disciplined approach to acquisitions, seeking brands with broad consumer recognition that we can profitably grow and expand by leveraging our infrastructure and core competencies. For example, we licensed Arrow in 2000, as we saw it as an opportunity to penetrate the mid-tier department store channel of distribution, and subsequently acquired the brand in 2004, because we believe that by controlling the brand, we can continue to increase revenue and expand product offerings.

  •
  Pursue international growth. We intend to expand our brands through international distribution channels. We believe that our strong brand portfolio and broad product offerings enable us to seek growth opportunities in geographic areas where we believe we are underpenetrated, such as Europe and Asia. These opportunities may include the licensing of our brand names to companies that we believe have superior international distribution channel access or expertise. We believe that our acquisition of Arrow, which included numerous licenses for parts of Europe, Asia and Latin America, establishes a platform to leverage other brand opportunities. Further, Van Heusen has a heritage of international distribution, particularly in Latin America, the United Kingdom and Australia.

Our Corporate Information

        We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881. Our footwear business is the successor to G.H. Bass & Co., a business begun in 1876, and our Arrow business is the successor to the original Cluett, Peabody & Co., a business begun in 1851. Our principal executive offices are located at 200 Madison Avenue, New York, New York 10016; our telephone number is (212) 381-3500.

Recent Developments

  Earnings Guidance.

        We are estimating revenues for the full year 2005 to be in the range of $1.81 billion to $1.83 billion, an increase of 10% to 11% over last year. For the second quarter of 2005, we are estimating revenues to be in the range of $430 million to $435 million, an increase of 14% to 16% over last year's second quarter. Our diluted earnings per share for the full year 2005 is estimated to be in the range of $1.53 to $1.58, which includes a $0.17 per share effect of this offering and the costs specifically relating to this offering. Our diluted earnings per share for the second quarter of 2005 is estimated to be in the range of $0.17 to $0.18, which includes a $0.23 per share effect of this offering and the costs specifically relating to this offering. The different per share effect between the year and quarter is caused by the manner in which the "if converted" method is applied to compute the dilutive effect of our Series B Convertible Preferred Stock, as required by FASB Statement No. 128, "Earnings Per Share."

        We believe that if current trends in our business were to continue, we would exceed our 2005 second quarter estimates, as well as our estimates for the second half of the year.

        There can be no assurance that these estimates of future results will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See "Risk Factors" and "Forward-Looking Information." We do not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenues or earnings, whether as a result of the receipt of new information, future events or otherwise.

        The Offering.    In connection with the acquisition of Calvin Klein, we issued shares of Series B preferred stock to certain affiliates of Apax Managers, Inc. and certain affiliates of each of Apax Europe V GP Co. Limited and Apax Partners Europe Managers Limited, which we refer to collectively as the "Apax affiliates." The shares of common stock offered in this offering are issuable upon the conversion of a portion of the Series B preferred stock held by the Apax affiliates. We have the right to convert the Series B preferred stock to common stock at any time after February 12, 2007, if the market price of our common stock meets certain criteria. In connection with the voluntary conversion of Series B preferred stock by the Apax affiliates and their sale of the resulting common stock in this offering, we have agreed to make a payment to the Apax affiliates in the amount of $1.75 for each share of common stock held by the Apax affiliates and sold in this offering. This payment is based on the net present value of the dividends that we would have been obligated to pay the Apax affiliates for periods through February 12, 2007 had they elected not to convert a portion of their Series B preferred stock at this time, net of the net present value of the dividends payable on the shares of common stock into which the Series B preferred stock is convertible over the same period.

        Holders of the Series B preferred stock currently have the right to elect up to three of our directors but only one such director is currently elected. The Apax affiliates have agreed to reduce the right of holders of the Series B preferred stock to elect directors of our company from three directors to two directors and, if they do not elect a second director by December 31, 2005, to further reduce this right to one director. See "Principal and Selling Stockholders—Our Relationship with the Apax Affiliates."

        Succession Plan.    Pursuant to a succession plan announced in March 2005, on June 14, 2005 (the date of our 2005 annual meeting), Mark Weber succeeded Bruce J. Klatsky as Chief Executive Officer, Emanuel Chirico succeeded Mr. Weber as President and Chief Operating Officer and Michael Shaffer was appointed Executive Vice President, Finance. In addition, at our 2005 annual meeting, Mr. Weber, Mr. Chirico and Mr. Klatsky were elected directors of our company. Mr. Klatsky will assist in an orderly transition and will retire from his senior management position as of the end of our current fiscal year. In addition, Mr. Klatsky will serve as Chairman until the 2006 annual meeting of stockholders.

The Offering

Common Stock offered by the selling stockholders	6,386,365 shares
Over-allotment option	The underwriters have an option to purchase a maximum of 957,954 additional shares of common stock from certain selling stockholders to cover over-allotments of shares.
Common Stock outstanding after this offering	40,869,326 shares(1)
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.
NYSE symbol	PVH

(1)
The number of shares of our common stock outstanding immediately after this offering is based on the number of shares of common stock outstanding as of June 27, 2005. This number does not include:

•
an aggregate of 12,524,073 shares of common stock issuable upon exercise of currently outstanding shares of Series B preferred stock;

•
an aggregate of 5,014,442 shares of common stock issuable upon exercise of currently outstanding stock options under our stock option plan, 2,728,310 of which are exercisable within 60 days of June 27, 2005;

•
2,047,247 shares of common stock available for future issuance under our stock option plan; and

•
an aggregate of 320,000 shares of common stock issuable upon exercise of a warrant issued to Mr. Calvin Klein in connection with our acquisition of Calvin Klein.

SUMMARY CONSOLIDATED FINANCIAL DATA

        Our summary consolidated financial data presented below relates to each of the three fiscal years in the period ended January 30, 2005 and the thirteen week periods ended May 2, 2004 and May 1, 2005, respectively. The financial data for each of the three fiscal years in the period ended January 30, 2005 were derived from our audited consolidated financial statements. The financial data for the thirteen week periods ended May 2, 2004 and May 1, 2005 were derived from our unaudited condensed consolidated financial statements, which, in our opinion, reflect all known adjustments, consisting only of normal recurring accruals, and are not necessarily indicative of those for a full fiscal year due, in part, to seasonal factors. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and other information incorporated by reference or included elsewhere in this prospectus, including our financial statements and accompanying notes.

	Fiscal year			Thirteen weeks ended
	2002	2003	2004	May 2, 2004	May 1, 2005
	(Dollar amounts in thousands)
Income Statement Data:
Total revenues	$1,392,038	$1,568,836	$1,641,428	$378,238	$472,109
Cost of goods sold	873,743	924,477	890,437	207,952	262,715

Gross profit	518,295	644,359	750,991	170,286	209,394
Selling, general and administrative expenses	449,260	588,577	621,855	149,992	161,765
Gain on sale of investments	—	3,496	743	—	—

Income before interest and taxes	69,035	59,278	129,879	20,294	47,629
Interest expense	23,892	37,476	44,643	18,181	8,580
Interest income	1,163	1,104	1,786	338	602
Income tax expense	15,869	8,200	28,407	858	14,671

Net income	$30,437	$14,706	$58,615	$1,593	$24,980
Preferred stock dividends	—	20,027	21,122	5,281	5,281

Net income (loss) available to common stockholders	$30,437	$(5,321)	$37,493	$(3,688)	$19,699

Net income (loss) per common share—basic	$1.10	$(0.18)	$1.20	$(0.12)	$0.60

Net income (loss) per common share—diluted	$1.08	$(0.18)	$1.14	$(0.12)	$0.46

Balance Sheet Data (at end of period):
Cash and cash equivalents	$117,121	$132,988	$124,114	$122,985	$126,884
Working capital	323,688	306,048	283,199	300,265	338,680
Total assets	771,700	1,439,283	1,549,582	1,421,717	1,576,657
Total debt	249,012	399,097	399,512	399,504	399,515
Convertible redeemable preferred stock	—	264,746	264,746	264,746	264,746
Stockholders' equity	$272,227	$296,157	$364,026	$292,047	$400,693

RISK FACTORS

        You should carefully consider the following risks in addition to the other information set forth or incorporated by reference in this prospectus before making an investment in the common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and/or the trading price of our common stock could decline significantly.

Risk Factors Related to Our Business

        A substantial portion of our revenues is derived from a small number of large customers and the loss of any of these customers could substantially reduce our revenues.

        A few of our customers, including Federated Department Stores, Inc., J. C. Penney Company, Inc., Kohl's Corporation, The May Department Stores Company and Wal-Mart Stores, Inc., account for significant portions of our revenues. Sales to our five largest customers were 28.8% of our revenues in fiscal 2004, 27.2% of our revenues in fiscal 2003 and 30.7% of our revenues in fiscal 2002. We do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other business partners, or to change their manner of doing business with us or our licensing or other business partners, could substantially reduce our revenues and materially adversely affect our profitability. The retail industry has, in the past, experienced a great deal of consolidation and other ownership changes and we expect such changes to be ongoing. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores' target markets. In early 2005, for instance, Federated and May announced that they propose to merge. The emerging entity would have accounted for 12.5% of our revenue in 2004. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of large customers and decrease our negotiating strength with our customers.

  Our business could be adversely affected by financial instability experienced by our customers.

        During the past several years, various retailers have experienced significant financial difficulties, which have resulted in bankruptcies, liquidations and store closings. We sell our products primarily to national and regional department, mid-tier department and mass-market stores in the United States on credit and evaluate each customer's financial condition on a regular basis in order to determine the credit risk we take in selling goods to them. The financial difficulties of a customer could cause us to curtail business with that customer and we may be unable to shift sales to another viable customer. We may also assume more credit risk relating to receivables of a customer experiencing financial instability. Should these circumstances arise with respect to our customers, our inability to shift sales or to collect on our trade accounts receivable from any one of our customers could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations.

  We may not be able to continue to realize revenue growth from Calvin Klein.

        A significant portion of our business strategy involves growing the Calvin Klein business. Our realization of revenue growth from Calvin Klein will depend largely upon our ability to:

  •
  continue to maintain and enhance the distinctive brand identity of Calvin Klein;

  •
  continue to maintain good working relationships with Calvin Klein's licensees;

  •
  continue to enter into new licensing arrangements for the Calvin Klein brands, both domestically and internationally;

  •
  successfully oversee the development of our licensed Calvin Klein women's better sportswear line over time;

  •
  successfully design and market the Calvin Klein men's better sportswear line over time; and

  •
  continue to successfully operate a chain of Calvin Klein retail outlet stores in premium outlet malls.

        We cannot assure you that we can successfully execute any of these actions or our growth strategy for the Calvin Klein brands or that the launch of any Calvin Klein branded product by us or our licensees will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to successfully carry out our growth strategy may be affected by, among other things, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to develop and grow successfully the Calvin Klein business, our financial condition and results of operations may be materially and adversely affected.

        We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

        During fiscal 2004, in excess of 95% of our apparel products and 95% of our raw materials for apparel were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Indian subcontinent, Middle East, Caribbean and Central America. We believe that we are one of the largest procurers of shirting fabric in the world. Additionally, our footwear products and the raw materials therefor were produced by and purchased or procured from manufacturers located principally in countries in the Far East, Europe, South America and the Caribbean. Although no single supplier and no one country is critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

  •
  political or labor instability in countries where contractors and suppliers are located;

  •
  political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;

  •
  heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

  •
  a significant decrease in availability or increase in cost of raw materials, particularly petroleum-based synthetic fabrics, which are currently in high demand;

  •
  disease epidemics and health-related concerns, such as the SARS outbreak and the mad cow and hoof-and-mouth disease outbreaks in recent years, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

  •
  the migration and development of manufacturers, which could affect where our products are or are planned to be produced;

  •
  imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

  •
  the imposition by the U.S. government of safeguards on Chinese imports; or any action by the Chinese government to change the fixed currency exchange rate of the yuan against the dollar or to permit the exchange rate to float;

  •
  the imposition of duties, taxes and other charges on imports;

  •
  significant fluctuation of the value of the dollar against foreign currencies; and

  •
  restrictions on transfers of funds out of countries where our foreign licensees are located.

  If our manufacturers fail to use acceptable ethical business practices, our business could suffer.

        We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners, operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff and third parties we retain for such purposes periodically visit and monitor the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

  Our reliance on independent manufacturers could cause delay and damage customer relationships.

        In fiscal 2004, we relied upon independent third parties for the manufacture of more than 95% of our apparel products and 100% of our footwear products. We do not have long-term contracts with any of our suppliers. A manufacturer's failure to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products. As a result, customers could cancel their orders, refuse to accept deliveries or demand reduced prices. Any of these actions taken by our customers could have a material adverse effect on our revenues and, consequently, our results of operations.

  A significant portion of our revenues are dependent on royalties and licensing.

        In fiscal 2004, $181.2 million, or 11.0%, of our revenues were derived from licensing royalties and other revenues, principally in our Calvin Klein Licensing segment. Royalty and other revenues from Calvin Klein's three largest business partners accounted for approximately 61% of the segment's royalty and other revenues in fiscal 2004. We also derive licensing revenues from our Van Heusen, IZOD, IZOD G, G.H. Bass & Co. and Arrow brand names, as well as from sublicensing of Geoffrey Beene, BCBG Max Azria, BCBG Attitude and Donald J. Trump Signature Collection. The operating profit associated with our royalty and other revenues is significant because the operating expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant business partner, whether due to the termination or expiration of the relationship, the cessation of the business partner's operations or otherwise (including as a result of financial difficulties), without an equivalent replacement, could materially affect our profitability. For example, Warnaco, Inc. accounted for approximately 30% of the Calvin Klein Licensing segment's royalty and other revenues in fiscal 2004. Although Warnaco emerged from bankruptcy proceedings in 2003, no assurance can be given as to its future financial stability. Currently, our licensee for certain Calvin Klein and IZOD children's apparel is in bankruptcy.

        While we generally have significant control over our business partners' products and advertising, we rely on our business partners for, among other things, operational and financial controls over their businesses. Our business partners' failure to successfully market licensed products or our inability to replace our existing business partners could adversely affect our revenues both directly from reduced royalty and other revenues received and indirectly from reduced sales of our other products. Risks are also associated with a business partner's ability to:

  •
  obtain capital;

  •
  manage its labor relations;

  •
  maintain relationships with its suppliers;

  •
  manage its credit risk effectively; and

  •
  maintain relationships with its customers.

        In addition, we rely on our business partners to preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of our products, we cannot assure you that we can control the use by our business partners of each of our licensed brands. The misuse of our brands by a business partner could have a material adverse effect on our business, financial condition and results of operations. For example, Calvin Klein in the past has been involved in legal proceedings with Warnaco with respect to certain quality and distribution issues. Warnaco is entitled to control design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the Calvin Klein brands, although to date, it has only exercised this right with respect to design. We cannot assure you that Warnaco will continue to maintain the same standards of design and, if it assumes control, standards of advertising previously maintained by Calvin Klein, although we believe they are generally obligated to do so.

  We may be unable to protect our trademarks and other intellectual property rights.

        Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing our intellectual property rights. Since our acquisition of Calvin Klein, we are more susceptible to infringement of our intellectual property rights, as the Calvin Klein brands enjoy significant worldwide consumer recognition, and the generally higher pricing of Calvin Klein branded products creates additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. We cannot assure you that the actions we have taken to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. For example, we were involved in a proceeding relating to a company's claim of prior rights to the IZOD mark in Mexico, and Calvin Klein was involved in a proceeding relating to a company's claim of prior rights to the Calvin Klein mark in Chile. We are currently involved in opposition and cancellation proceedings with respect to marks similar to some of our brands, both domestically and internationally.

        The success of Calvin Klein depends on the value of our Calvin Klein brands, and if the value of those brands were to diminish, our business could be adversely affected.

        Our success depends on our brands and their value. The Calvin Klein name is integral to the existing Calvin Klein business, as well as to our strategies for continuing to grow and expand Calvin

Klein. The Calvin Klein brands could be adversely affected if Mr. Klein's public image or reputation were to be tarnished.

  Our success is dependent on the strategies and reputation of our licensors.

        Our business strategy is to offer our products on a multiple brand, multiple channel and multiple price point basis. This strategy is designed to provide stability should market trends shift. As part of this strategy we license the names and brands of recognized designers and celebrities, including Kenneth Cole, Max Azria, Michael Kors, Sean "P. Diddy" Combs (Sean John) and Donald J. Trump. In entering into these license agreements, we plan our products to be targeted towards certain market segments based on consumer demographics, design, suggested pricing and channel of distribution in order to minimize competition between our own products and estimate profitability. If any of our licensors decides to "reposition" its products under the brands we license from them, introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution, target market or competitive set, we could experience a significant downturn in that brand's business, adversely affecting our sales and profitability. In addition, as products may be personally associated with these designers and celebrities, our sales of those products could be materially and adversely affected if any of those individual's images, reputations or popularity were to be negatively impacted.

  Our substantial level of debt could impair our financial condition.

        We had approximately $400 million of long-term debt and $172 million of additional amounts available for borrowing, net of $153 million of outstanding trade letters of credit, as of May 1, 2005. Our significant level of debt could have important consequences to investors, including:

  •
  requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, thereby reducing the funds available to us for our operations or other capital needs;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes;

  •
  increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;

  •
  limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures and general corporate requirements; and

  •
  any borrowings we make at variable interest rates, including our revolving credit facility, leave us vulnerable to increases in interest rates generally.

        The loss of members of our executive management and other key employees could have a material adverse effect on our business.

        We depend on the services and management experience of Mark Weber, Emanuel Chirico and other of our executive officers who have substantial experience and expertise in our business. On June 14, 2005, pursuant to a succession plan announced in March 2005, Mr. Weber succeeded Bruce J. Klatsky as Chief Executive Officer and Mr. Chirico succeeded Mr. Weber as President and Chief Operating Officer. Mr. Klatsky, who is continuing to assist in an orderly transition, was elected to serve as Chairman until the 2006 annual meeting of our stockholders and will retire from his senior management position at the end of 2005. We also depend on key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel and footwear industries is intense, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could materially adversely affect us.

Risk Factors Related to Our Common Stock

        Market prices of our equity securities have changed significantly and could change further, and you may not be able to resell your shares at or above the public offering price.

        The market prices of our common stock may change significantly in response to various factors and events beyond our control, including:

  •
  the other risk factors described in this prospectus;

  •
  a shortfall in operating revenue or net income from that expected by securities analysts and investors;

  •
  changes in securities analysts' estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

  •
  general conditions in our industry;

  •
  general conditions in the securities markets; and

  •
  issuance of a significant number of shares upon exercise of employee stock options.

        In addition, the selling stockholders are selling 6,386,365 shares of our common stock in this offering, which represents approximately 16% of our outstanding shares of common stock as of June 27, 2005 after giving effect to this offering. We cannot assure you that this offering will not negatively affect the price of our common stock. As a result, you may not be able to resell your shares at or above the public offering price.

  Future sales of our common stock may depress our stock price.

        Sales of a substantial number of shares of our common stock in the public market or otherwise, by us or by a major stockholder (including pursuant to a registration rights agreement we have with the Apax affiliates), or a sale of shares of our Series B preferred stock, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. After the consummation of this offering, 12,524,073 shares of our common stock (consisting of the shares currently issuable upon the conversion of the remaining outstanding shares our Series B preferred stock) will be subject to the registration rights agreement.

        Our stockholder rights plan, provisions in our certificate of incorporation and our by-laws and Delaware General Corporate Law could make it more difficult to acquire us and may reduce the market price of our common stock.

        We have adopted a stockholder rights plan that, subject to certain limitations, limits the ability of any person to acquire more than 20% of our common stock. Our stockholder rights plan could have the effect of delaying or preventing a change in control or the removal of management, of deterring potential acquirers from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock.

        Our certificate of incorporation and by-laws contain certain provisions, including provisions requiring supermajority voting (80% of the outstanding voting power) to approve certain business combinations with beneficial owners of 5% or more of our outstanding stock entitled to vote for election of directors, permitting the board of directors to fill vacancies on the board and authorizing the board of directors to issue additional shares of preferred stock without approval of our shareholders. These provisions could also have the effect of deterring changes of control.

        In addition, Section 203 of the Delaware General Corporate Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

  Certain stockholders may exert significant influence on us.

        In connection with our acquisition of Calvin Klein, the Apax affiliates purchased our Series B preferred stock, which, as of July 1, 2005, was convertible by them into 18,910,438 shares of our outstanding common stock. After this offering, we expect certain Apax affiliates to own an amount of Series B preferred stock that is convertible into 12,524,073 shares, or 24%, of our outstanding common stock, assuming conversion of the remaining Series B preferred stock.

        Pursuant to the Investor Rights Agreement we have with the Apax affiliates, the holders of our Series B preferred stock are generally prohibited from initiating a takeover of us. In certain circumstances, the Apax affiliates may be able to participate in a bidding process initiated by a third party. As long as Apax affiliates own at least 50% of the shares of our Series B preferred stock initially sold to the Apax affiliates, they will have the ability to prevent a change of control, or a sale of all or substantially all of our assets. After this offering, Apax affiliates will continue to own approximately 66% of the shares of our Series B preferred stock initially issued to them. Additionally, as long as 50% of our Series B preferred stock remains outstanding, the holders of our Series B preferred stock will have a right to purchase their pro rata share of newly issued securities. The holders of our Series B preferred stock have certain additional rights, including the right to approve the issuance of certain new series of our preferred stock, which could also have the effect of discouraging a third party from pursuing a non-negotiated takeover, and preventing changes in control, of us.

        As a result of these and other rights related to their ownership of our Series B preferred stock, the Apax affiliates have substantial influence over us, including by virtue of their right to elect separately as a class three directors and to have one of their directors serve on the audit, compensation, nominating and executive committees of our board subject to applicable laws, rules and regulations. The rights of the Series B preferred stockholders to elect directors to our company will be reduced to no more than two directors, and may be reduced to one, in connection with this offering. See "Principal and Selling Stockholders—Our Relationship with the Apax Affiliates."

        The interests of the Apax affiliates or the holders of Series B preferred stock may at any time conflict with, or diverge from, those of our other stockholders. The Apax affiliates or such other Series B preferred stockholders, by virtue of their large percentage of voting rights and the terms of the Series B preferred stock, will be able to substantially influence, and may effectively be able to prevent or veto, certain corporate actions, such as the sale of our company, the issuance of a new class or series of our stock in connection with a corporate transaction or other major corporate action.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "PVH". The following table sets forth on a per share basis the high and low sales prices on the NYSE for our common stock and dividends declared during the periods indicated.

	High	Low	Dividends
Fiscal Year 2003:
First Quarter	$13.74	$11.16	$0.075
Second Quarter	$15.20	$12.65	—
Third Quarter	$17.23	$13.72	$0.075
Fourth Quarter	$18.30	$16.27	—
Fiscal Year 2004:
First Quarter	$19.95	$17.08	$0.075
Second Quarter	$19.46	$16.45	—
Third Quarter	$23.27	$17.56	$0.075
Fourth Quarter	$29.95	$22.57	—
Fiscal Year 2005:
First Quarter	$29.71	$24.11	$0.075
Second Quarter (through July 1, 2005)	$33.33	$25.80	—

        The last reported sale price of our common stock on July 1, 2005 on the NYSE was $33.11 per share. As of June 27, 2005, there were approximately 945 holders of record of our common stock.

        We currently have a policy of paying an annual dividend on our common stock of $0.15 per share, payable in four equal installments. The payment of cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our board of directors may deem relevant. Additionally, our existing indebtedness places significant restrictions on our ability to pay dividends, and other indebtedness we may incur may contain similar restrictions.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of common stock offered by this prospectus.

CAPITALIZATION

        In connection with this offering, 3,377 shares of Series B preferred stock will be converted into 6,386,365 shares of our common stock. The following table sets forth our consolidated cash and cash equivalents and capitalization as of May 1, 2005, our expected adjustments to cash and cash equivalents and capitalization in connection with this offering and our expected cash and cash equivalents and capitalization after this offering is completed. We urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Capital Stock" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of May 1, 2005	Adjustments(1)	As Adjusted
	(Unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$126,844	$(12,176)	$114,708

Debt:
Short-term debt	$—	$—	$—
Long-term debt	399,515	—	399,515

Total debt	$399,515	—	$399,515
Series B convertible redeemable preferred stock	264,746	(89,409)	175,337
Stockholders' equity:
Common stock	33,562	6,386	39,948
Additional capital	204,099	83,023	287,122
Retained earnings	195,722	(12,176)	183,546
Accumulated other comprehensive loss	(32,042)	—	(32,042)
Less: Treasury stock—at cost	(648)	—	(648)

Total stockholders' equity	400,693	77,233	477,926

Total capitalization	$1,064,954	$(12,176)	$1,052,778

(1)
The adjustments include: (1) a decrease in cash and retained earnings of $12,176, which represents (a) the payment of $1.75 for each share of common stock sold by the selling stockholders described in "Business—Our Relationship with the Apax Affiliates" and (b) payments totaling $1,000 for costs incurred in connection with this offering; (2) a decrease in Series B convertible redeemable preferred stock of $89,409, which represents the carrying amount of the Series B convertible redeemable preferred shares being converted by the Apax affiliates; (3) an increase in common stock of $6,386, which represents the $1.00 per share par value of the 6,386,365 shares of common stock being issued upon conversion of shares of Series B convertible redeemable preferred stock to be sold in this offering and (4) an increase in additional capital, which represents the excess of the $14.00 per share conversion price of the shares of Series B convertible redeemable preferred stock being converted in connection with this offering over $1.00 per share, the par value of the 6,386,365 shares of common stock being issued upon conversion.

SELECTED CONSOLIDATED FINANCIAL DATA

        Our selected consolidated financial data presented below relates to each of the five fiscal years in the period ended January 30, 2005 and the thirteen week periods ended May 2, 2004 and May 1, 2005, respectively. The financial data for each of the five years in the period ended January 30, 2005 were derived from our audited consolidated financial statements. The financial data for the thirteen week periods ended May 2, 2004 and May 1, 2005 were derived from our unaudited condensed consolidated financial statements, which, in our opinion, reflect all known adjustments, consisting only of normal recurring accruals, and are not necessarily indicative of those for a full fiscal year due, in part, to seasonal factors. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and other information incorporated by reference or included elsewhere in this prospectus, including our financial statements and accompanying notes.

						Thirteen weeks ended
	Fiscal year
						May 2, 2004	May 1, 2005
	2000	2001	2002	2003	2004
	(Dollar amounts in thousands, except per share amounts)
Income Statement Data:
Net sales	$1,433,105	$1,407,339	$1,380,272	$1,425,716	$1,460,235	$336,578	$423,115
Royalty and other revenues	7,614	10,846	11,766	143,120	181,193	41,660	48,994

Total revenues	1,440,719	1,418,185	1,392,038	1,568,836	1,641,428	378,238	472,109
Cost of goods sold	950,176	925,662	873,743	924,477	890,437	207,952	262,715

Gross profit	490,543	492,523	518,295	644,359	750,991	170,286	209,394
Selling, general and administrative expenses	420,006	451,384	449,260	588,577	621,855	149,992	161,765
Gain on sale of investments	—	—	—	3,496	743	—	—

Income before interest and taxes	70,537	41,139	69,035	59,278	129,879	20,294	47,629
Interest expense	24,852	24,753	23,892	37,476	44,643	18,181	8,580
Interest income	2,530	302	1,163	1,104	1,786	338	602

Income before income taxes	48,215	16,688	46,306	22,906	87,022	2,451	39,651
Income tax expense	18,115	6,008	15,869	8,200	28,407	858	14,671

Net income	$30,100	$10,680	$30,437	$14,706	$58,615	$1,593	$24,980
Preferred stock dividends	—	—	—	20,027	21,122	5,281	5,281
Net income (loss) available to common stockholders	$30,100	$10,680	$30,437	$(5,321)	$37,493	$(3,688)	$19,699

Net income (loss) per common share—basic	$1.10	$0.39	$1.10	$(0.18)	$1.20	$(0.12)	$0.60

Net income (loss) per common share—diluted	$1.10	$0.38	$1.08	$(0.18)	$1.14	$(0.12)	$0.46

Balance Sheet Data (at end of period):
Cash and cash equivalents	$20,223	$43,579	$117,121	$132,988	$124,114	$122,985	$126,884
Working capital	298,286	290,942	323,688	306,048	283,199	300,265	338,680
Total assets	724,364	708,933	771,700	1,439,283	1,549,582	1,421,717	1,576,657
Total debt	248,851	248,935	249,012	399,097	399,512	399,504	399,515
Convertible redeemable preferred stock	—	—	—	264,746	264,746	264,746	264,746
Stockholders' equity	$268,561	$265,727	$272,227	$296,157	$364,026	$292,047	$400,693

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        The following discussion and analysis is intended to help you understand us, our operations and our financial performance. It should be read in conjunction with our consolidated and condensed consolidated financial statements and the accompanying notes, which are included elsewhere in this prospectus.

        We are one of the largest apparel companies in the world. Our portfolio of brands includes Van Heusen, Calvin Klein, IZOD, Arrow, G.H. Bass & Co. and Bass, which are owned, and Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John, Chaps and Donald J. Trump Signature Collection, which are licensed. Importantly, our acquisition of Calvin Klein in February 2003 provided us with an additional platform for growth in revenues and profitability. This acquisition, and to a lesser extent, our acquisition of Arrow in December 2004, also further diversified our business model by providing growth opportunities from strong and highly profitable licensing streams which do not require investments in working capital.

        Our historical strategy has been to manage and market a portfolio of nationally recognized brands across multiple product categories, through multiple channels of distribution and at multiple price points. This strategy was enhanced by the Calvin Klein acquisition, which provides us with one of the most famous designer names in the world. Through that acquisition, we acquired a solid base of licensed businesses offering a broad range of products globally under the Calvin Klein brands in a range of price points. Equally important, we have a significant opportunity to broaden the reach of the Calvin Klein brands through growth of existing businesses and entry into new businesses, both directly by us and through licensees. This additional diversification, in terms of product, positioning, business model and opportunity has not only enhanced our growth prospects, but also has further moderated our risk of a downturn in any one of our businesses.

        We also continue to leverage our sourcing, warehousing, distribution and information technology expertise across all of our brands, which creates both operational efficiencies, as well as the ability to respond rapidly to changes in sales trends and customer demands.

Operations Overview

        We generate net sales from (i) the wholesale distribution of men's dress shirts and sportswear, principally under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow, Kenneth Cole New York, Kenneth Cole Reaction, Calvin Klein, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John, various private labels and Donald J. Trump Signature Collection, which we introduced during the first quarter of 2005 and (ii) the sale, through approximately 700 company operated retail stores, of apparel, footwear and accessories under the brand names Van Heusen, IZOD, Geoffrey Beene, Bass and Calvin Klein. Our stores principally operate in an outlet format, except for three Calvin Klein image stores located in New York City, Dallas and Paris selling men's and women's high-end collection apparel and accessories, soft home furnishings and tableware.

        We generate royalty and other revenues from fees for licensing the use of our trademarks. In the first quarter of 2005, Calvin Klein royalty and other revenues comprised 85.2% of total royalty and other revenues. Calvin Klein royalty and other revenues are derived under licenses and other arrangements primarily for jeans, underwear, fragrances, eyewear, watches, table top and soft home furnishings. In December 2004, we acquired the companies that own and license the Arrow trademark, which will generate additional royalty and other revenue beginning in 2005.

        Gross profit on total revenues is total revenues less cost of goods sold. We include as cost of goods sold costs of production and procurement of product, including inbound freight, inspection and internal transfer costs. Since there is no cost of goods sold associated with royalty and other revenues, 100% of such revenues is included in gross profit. Due to the above factors, our gross profit may not be comparable to that of other entities.

        Selling, general and administrative expenses include all operating expenses other than expenses included in cost of goods sold. Salaries and related fringe benefits are the largest component of selling, general and administrative expenses, comprising 50% of such expenses in the first quarter of 2005. Rent and occupancy for offices, warehouses and retail stores is the next largest expense, comprising 21% of selling, general and administrative expenses in the first quarter of 2005.

        The following table summarizes our results of operations in 2004, 2003 and 2002 and the thirteen weeks ended May 1, 2005 and May 2, 2004:

				Thirteen Weeks Ended
	Fiscal Year
				May 1, 2005	May 2, 2004
	2004	2003	2002
	(Dollars in millions)

Net sales	$1,460.2	$1,425.7	$1,380.2	$423.1	$336.6
Royalty and other revenues	181.2	143.1	11.8	49.0	41.7

Total revenues	1,641.4	1,568.8	1,392.0	472.1	378.2

Gross profit	751.0	644.4	518.3	209.4	170.3
% of total revenues	45.8%	41.1%	37.2%	44.4%	45.0%
Selling, general and administrative expenses	621.8	588.6	449.3	161.8	150.0
% of total revenues	37.9%	37.5%	32.3%	34.3%	39.7%
Gain on sale of investments	0.7	3.5	—	—	—

Income before interest and taxes	129.9	59.3	69.0	47.6	20.3
Interest expense	44.6	37.5	23.9	8.6	18.2
Interest income	1.7	1.1	1.2	0.6	0.3

Income before taxes	87.0	22.9	46.3	39.7	2.5
Income tax expense	28.4	8.2	15.9	14.7	0.9

Net income	$58.6	$14.7	$30.4	$25.0	$1.6

Results of Operations—Comparison of thirteen weeks ended May 1, 2005 with thirteen weeks ended May 2, 2004

Update to Forward-Looking Statements

        The following discussion of results of operations for the thirteen weeks ended May 1, 2005 compared with the thirteen weeks ended May 2, 2004 contains various forward-looking statements. Such statements represented our best estimate as of June 9, 2005, the date we filed our quarterly report on Form 10-Q for the thirteen weeks ended May 1, 2005. See "Summary—Recent Developments" of this prospectus for certain updated information.

Overview

        In the first quarter of 2005, net sales were 89.6% and royalty and other revenues were 10.4% of our total revenues. In the first quarter of 2004, net sales were 89.0% and royalty and other revenues were 11.0% of our total revenues.

Net Sales

        Net sales in the first quarter of 2005 increased 25.7% to $423.1 million from $336.6 million in the prior year. This increase included the following: (i) the addition of $68.7 million of net sales attributable to growth of our IZOD, Van Heusen and Arrow wholesale sportswear businesses and the launch of our Calvin Klein men's better sportswear line marketed to upscale specialty and department stores which commenced in the second quarter of 2004, as well as the continued opening of Calvin Klein retail outlet stores in premium outlet malls and (ii) the addition of $26.3 million of net sales attributable to growth in our wholesale dress shirt business, particularly from the launch in the second half of 2004 of five new labels: BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John and Chaps. These increases were offset, in part, by a sales decline in our Bass retail outlet business, which was negatively impacted by a difficult footwear environment.

        Net sales for the full year 2005 are expected to increase 10% to 11% due principally to (i) growth in Calvin Klein men's better sportswear, which we began selling in the second quarter of 2004, and the continued opening of a limited number of Calvin Klein retail outlet stores in premium outlet malls; (ii) growth in our wholesale IZOD, Van Heusen and Arrow sportswear divisions; (iii) full year sales for the BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John and Chaps dress shirt brands, which we began selling in mid-to-late 2004 under license agreements and (iv) sales of a licensed line of Donald J. Trump Signature Collection brand dress shirts, which were introduced in the first quarter of 2005.

Royalty and Other Revenues

        Royalty and other revenues in the first quarter of 2005 increased $7.3 million to $49.0 million from $41.7 million in the prior year. Of this $7.3 million increase, $3.7 million was attributable to the Calvin Klein Licensing segment due to new licensees and growth exhibited by existing licensees. The remaining $3.6 million increase was attributable to the Apparel and Related Products segment, resulting principally from the Arrow brand license agreements acquired as part of our acquisition of the Arrow tradename in December 2004, as well as an increase in revenues from the IZOD women's sportswear business licensed to Kellwood Company.

        We currently expect that royalty and other revenues will increase approximately 10% for the full year 2005, due principally to growth in the businesses of existing Calvin Klein licensees as well as royalties generated by new Calvin Klein license agreements, and the royalties generated by the Arrow brand license agreements.

Gross Profit on Total Revenues

        Gross profit on total revenues in the first quarter of 2005 was $209.4 million, or 44.4% of total revenues, compared with $170.3 million, or 45.0% of total revenues in the prior year. The 60 basis point decline was due principally to a change in revenue mix, as royalty and other revenues, which have a higher gross profit percentage than our wholesale and retail revenues, decreased as a percentage of total revenues. Royalty and other revenues do not carry a cost of sales, and as such, the gross profit percentage of such revenues is 100%. Additionally, our wholesale dress shirt and sportswear businesses, which have lower gross margins than our retail outlet business, grew significantly more than our retail outlet business. In addition to revenue mix, our gross profit percentage was negatively impacted by higher promotional selling in our Bass retail outlet business, which was negatively impacted by a difficult footwear environment.

        Partially offsetting these decreases was an improvement in the gross margin of our wholesale dress shirt and sportswear businesses due in part to the elimination of Arrow royalty costs in connection with our acquisition of the Arrow tradename in December 2004. We are currently estimating the full year 2005 gross profit percentage to increase slightly over 2004, as the mix of revenue in the remainder of the year should be more in line with the prior year.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses in the first quarter of 2005 were $161.8 million, or 34.3% of total revenues, and $150.0 million, or 39.7% of total revenues, in the prior year. The 540 basis point decrease was attributable to leveraging the current quarter's 24.8% revenue increase against the 7.8% expense increase. The $11.8 million increase in selling, general and administrative expenses in the first quarter of 2005 included: (i) additional expenses associated with operating and advertising our Calvin Klein businesses, including our Calvin Klein men's better sportswear line, launched in the second quarter of 2004, and additional Calvin Klein retail outlet store openings in premium outlet malls and (ii) additional operating expenses in our wholesale dress shirt and sportswear businesses to support the sales growth mentioned previously. Offsetting these increases, in part, was the absence of expenses associated with exiting the wholesale footwear business and relocating our retail footwear operations which we had incurred in the same period in the prior year.

        We currently anticipate full year 2005 selling, general and administrative expenses as a percentage of total revenues to decrease 125 to 175 basis points compared with 2004, resulting principally from effectively leveraging the expected revenue increases previously mentioned.

Interest Expense, Net

        Net interest expense in the first quarter of 2005 was $8.0 million compared with $17.8 million in the prior year. Net interest expense in the prior year included a prepayment penalty of $7.3 million and the write-off of debt issuance costs of $2.1 million in connection with the purchase and redemption of our 9 1/2% senior subordinated notes due 2008 in February 2004. These notes were purchased and redeemed with the net proceeds of the issuance on February 18, 2004 of 7 1/4% senior unsecured notes.

Income Taxes

        Income taxes for the current year are estimated at a rate of 37.0%, compared with last year's full year rate of 32.6%, which included a $3.0 million reduction in the valuation allowance for state net operating loss carryforwards. Excluding the effect of the valuation allowance reduction, our income tax expense as a percentage of pre-tax income in 2004 would have been 36.1%.

Results of Operations—Comparison of 2004 with 2003 and 2002

Update to Forward-Looking Statements

        The following discussion of results of operations for fiscal year 2004 compared with fiscal year 2003 and fiscal year 2002 contains various forward-looking statements. Such statements represented our best estimate as of April 14, 2005, the date we filed our annual report on Form 10-K for fiscal year 2004. See "Summary—Recent Developments" of this prospectus for certain updated information.

Net Sales

        Net sales in 2004 increased to $1,460.2 million from $1,425.7 million in 2003 and $1,380.2 million in 2002. The 2004 net sales increase of $34.5 million over 2003 net sales is due principally to the net effect of the items described below.

        Net sales increases in 2004 include:

  •
  The addition of $88.0 million of net sales attributable to the launch of our Calvin Klein men's better sportswear line marketed to upscale specialty and department stores commencing with the Fall 2004 season, as well as the continued opening of Calvin Klein retail outlet stores in premium outlet malls, which we began to open in 2003. We currently intend to have as many as 75 Calvin Klein outlet stores by the end of 2007.

  •
  The addition of $41.5 million attributable to growth in our IZOD and Arrow wholesale sportswear businesses.

  •
  The addition of $12.0 million attributable to growth in our wholesale dress shirt business, particularly from the launch of five new labels: BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John and Chaps.

        Net sales decreases in 2004 include:

  •
  The loss of the net sales attributable to the wholesale distribution of footwear, principally under the Bass brand, which in 2003 was $63.2 million. The Bass wholesale footwear business was transferred to a third party under a license agreement.

  •
  The loss of the net sales attributable to the wholesale distribution of the Calvin Klein men's and women's high-end collection apparel businesses, which businesses were transferred to a third party under a license agreement. The net sales of these businesses were $20.9 million in 2003.

  •
  The loss of the net sales attributable to retail store closings, an 0.8% sales decline in our retail stores open at least two years and reduced wholesale sales of private label sportswear.

        In 2003, the $45.5 million net sales increase over 2002 related principally to the Calvin Klein businesses acquired in that year and significant sales increases in our branded wholesale apparel business, offset, in part, by net sales decreases in our retail stores related principally to a weak overall retail environment, as sales in our retail stores open at least two years declined 3.6%, and reduced wholesale sales of footwear and private label sportswear.

        Net sales in 2005 are expected to increase 6% - 8% due principally to growth in Calvin Klein men's better sportswear, which we began selling for the Fall 2004 season, and full year sales for the BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John and Chaps dress shirt brands which we began selling in mid-to-late-2004 under license agreements and the introduction in 2005 of a licensed line of Donald J. Trump Signature Collection brand dress shirts.

Royalty and Other Revenues

        The royalty and other revenues increases over the prior year of $38.1 million and $131.3 million in 2004 and 2003, respectively, are principally attributable to royalty and other revenues of the Calvin Klein Licensing segment. We currently expect that royalty and other revenues of the segment will increase 6% - 8% in 2005, both as a result of growth in the businesses of existing licensees, as well as royalties generated by new license agreements. In addition, royalty and other revenues of the Apparel and Related Products segment are expected to increase significantly in 2005, principally as a result of the royalties generated by the Arrow brand license agreements acquired as part of our acquisition of the Arrow tradename in December 2004.

Gross Profit on Total Revenues

        The following table shows our revenue mix between net sales and royalty and other revenues, as well as our gross profit, as a percentage of total revenues for 2004, 2003 and 2002:

	2004	2003	2002
Net sales	89.0%	90.9%	99.2%
Royalty and other revenues	11.0%	9.1%	0.8%
Gross profit as a % of total revenues	45.8%	41.1%	37.2%

        The increases in the 2004 gross profit on total revenues percentage compared with 2003, and the 2003 gross profit on total revenues percentage compared with 2002, are due principally to the increase in royalty and other revenues as a percentage of total revenues. Since royalty and other revenues do not carry a cost of sales, the gross profit percentage on such revenues is 100.0%.

        In addition to revenue mix, our gross profit percentage improvement in 2004 was enhanced by (i) a stronger retail environment for our outlet stores, which resulted in less promotional selling, (ii) stronger sell-throughs of our product in department stores, requiring less support under margin allowance arrangements with many of our department and specialty store customers and (iii) the exiting of the lower margin Bass wholesale and Calvin Klein Collection businesses at the end of 2003, as both businesses were transferred to third parties under license agreements which went into effect at the beginning of 2004.

        We currently expect that royalty and other revenues will continue to increase as a percentage of total revenues in 2005, but at a slower rate than the 2004 increase. If this occurs, the gross profit on total revenues percentage should increase 30 to 50 basis points in 2005.

Selling, General and Administrative (SG&A) Expenses

        Our SG&A expenses as a percentage of total revenues are as follows:

2004	2003	2002
37.9%	37.5%	32.3%

        The increased 2003 SG&A expense as a percentage of total revenues compared with 2002 is principally related to two factors:

  •
  Revenues associated with the Calvin Klein Licensing segment, which we acquired in 2003, are principally royalty and other revenues which do not carry a cost of sales. Thus, all operating expenses associated with the Calvin Klein Licensing segment's royalty and other revenues are classified as SG&A expenses, which increased our SG&A expense as a percentage of total revenues.

  •
  In 2003, we incurred approximately $36.4 million of SG&A expense associated with (i) the wholesale distribution of Calvin Klein men's and women's high-end collection apparel products and (ii) the costs of certain duplicative personnel and facilities incurred during the integration of various Calvin Klein logistical and back office functions. The 2003 year also includes an $11.1 million charge for the impairment of long-lived assets in certain of our retail outlet stores, and related severance and lease termination costs.

        The 2004 SG&A expenses as a percentage of total revenues of 37.9% remained relatively flat compared with 37.5% in 2003. While the significant Calvin Klein integration and retail store impairment costs did not recur in 2004, we incurred $12.6 million to exit the wholesale footwear business. In addition, our advertising expenses, principally for Calvin Klein, increased by $23.3 million in 2004.

        The 2005 SG&A expenses as a percentage of total revenues are currently expected to decrease 75 to 125 basis points as we leverage the revenue increases noted above. Also, we do not expect significant integration or other activity exit costs in 2005.

Gain on Sale of Investments

        In 2004, we sold an investment in marketable securities for a pre-tax gain of $0.7 million. In 2003, we sold our minority interest in Gant Company AB for $17.2 million, net of related expenses, which resulted in a pre-tax gain of $3.5 million.

Interest Expense and Interest Income

        The 2004 interest expense increase to $44.6 million compared with $37.5 million in 2003 is due to a prepayment penalty of $7.3 million and the write-off of debt issuance costs of $2.1 million in connection with the purchase and redemption of our 9 1/2% senior subordinated notes due 2008 in February of 2004. These notes were purchased and redeemed with the net proceeds of the issuance on

February 18, 2004 of 7 1/4% senior unsecured notes. Excluding the effect of the prepayment penalty and the write-off of debt issuance costs, 2004 interest expense is below 2003 levels due to the realization of the benefits of the lower interest rate of the 7 1/4% notes.

        Interest expense of $37.5 million in 2003 increased by $13.6 million from $23.9 million in 2002 due to the acquisition of Calvin Klein. The $401.6 million net cash purchase price was funded by issuing $250.0 million of Series B preferred stock with the balance being funded by use of our cash and a term loan from the holders of the Series B preferred stock. The term loan carried an interest rate of 10% and had a principal amount of between $100.0 million and $125.0 million from February 12, 2003 through May 5, 2003. The term loan was repaid on May 5, 2003 with the proceeds from our issuance of $150.0 million of 8 1/8% senior unsecured notes due 2013. Amortization of fees associated with the 8 1/8% senior unsecured notes also contributed to the increased interest expense in 2003.

Income Taxes

        Income tax expense as a percentage of pre-tax income was as follows:

2004	2003	2002
32.6%	35.8%	34.3%

        The decreased percentage for 2004 compared with 2003 relates principally to (i) higher pre-tax income, which causes state and local franchise taxes that are not based on income to become a lower percentage, (ii) non-deductible expenses included in 2003 pre-tax income related to the sale of our minority interest in Gant and (iii) a $3.0 million reduction in the valuation allowance for state loss carryforwards. Excluding the effect of the valuation allowance reduction, our income tax expense as a percentage of pre-tax income in 2004 would have been 36.1%.

        The increased percentage for 2003 compared with 2002 relates principally to (i) lower pre-tax income, which causes state and local franchise taxes that are not based on income to become a higher percentage and (ii) non-deductible expenses included in pre-tax income, related to the sale of Gant.

        We are currently undergoing examinations of our income tax returns for multiple years by the Internal Revenue Service and other tax authorities. We have reserves for exposures we believe could result from these examinations. Any favorable or unfavorable result as compared with our reserves will affect our tax rate in the year it materializes. Excluding any such discrete items, we currently anticipate our 2005 tax expense as a percentage of pre-tax income will be approximately 37%.

Liquidity and Capital Resources

        Generally, our principal source of cash is from operations, and our principal uses of cash are for capital expenditures, contingent purchase price payments and dividends. In 2004, our cash flow was also impacted by our acquisition of the Arrow trademark.

Operations

        Cash provided by operating activities was $4.5 million in the first quarter of 2005 compared with $17.0 million in the first quarter of the prior year. This decrease was due principally to an increase in inventories over the prior year due to the additional volume related to the new Calvin Klein men's better sportswear business and the continued expansion of our Calvin Klein retail outlet business, as well as planned growth in the wholesale dress shirt and sportswear businesses for the current year's second quarter. Also contributing to this decrease were increased incentive compensation costs in 2004 which were paid in the first quarter of 2005. Cash provided by operating activities for the 2004 full year was $142.6 million, which significantly exceeded our net income of $58.6 million, principally as a result of depreciation and amortization, tax benefits from the exercise of stock options and deferred taxes.

        We currently expect our cash flow from operating activities in 2005 to approximate the prior year amount of $143 million. An anticipated increase in 2005 net income should be offset by growth in working capital and an expected increase in income tax payments due to exhausting certain net operating loss carryforwards.

Capital Spending

        Our capital spending in the first quarter of 2005 was $6.7 million. Our capital spending for 2004 was $46.2 million. We currently expect capital spending for 2005 to be in a range of $40 million to $45 million. Our capital spending is generally for information systems, warehouse and office facilities and retail outlet stores. As such, we have no long-term contractual commitments for capital spending.

Contingent Purchase Price Payments

        In connection with our acquisition of Calvin Klein in 2003, we are obligated to pay Mr. Calvin Klein contingent purchase price payments through 2017 based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands. Such contingent purchase price payments are recorded as an addition to goodwill and totaled $6.7 million in the first quarter of 2005 and $22.2 million for 2004. We currently expect that such payments will be $24 million to $26 million for 2005.

Dividends

        Our Series B preferred stock has a dividend rate of 8.0% per annum, payable in cash. If we elect not to pay a cash dividend for any quarter, then the Series B preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. We currently expect to pay our preferred stock dividends in cash for the foreseeable future. Based on the preferred stock liquidation preference of $264.7 million which was outstanding for the first quarter of 2005, the preferred stock dividend for the first quarter was $5.3 million. Based on the $175.3 preferred stock liquidation preference expected to result after this offering, the preferred stock dividend for each of the second, third and fourth quarters of 2005 is estimated to be $3.5 million. Accordingly, the total preferred dividends expected for 2005 are $15.8 million. In addition, the estimated $11.2 million payment and $1.0 million of costs associated with this offering will be classified in our consolidated financial statements as preferred stock dividends, which absent additional conversion transactions will cause our reported preferred stock dividends in 2005 to aggregate $28.0 million. See "Principal and Selling Stockholders—Our Relationship with the Apax Affiliates."

        Our common stock currently pays an annual dividend of $0.15 per share. Based on the number of common shares outstanding at May 1, 2005, the number of common shares being issued upon the conversion of Series B preferred stock and sold in this offering and our estimate of stock option exercises, we project that cash dividends on our common stock in 2005 will be $5.5 million to $5.6 million.

Cash Flow Summary

        Our net cash flow in the first quarter of 2005 was $2.8 million. The current year's first quarter benefited from $19.5 million of stock option exercises. Our net cash outflow for 2004 was $8.9 million, which included $70.5 million used for the Arrow acquisition. Excluding this purchase, our cash flow would have been a positive $61.6 million in 2004.

        Our 2005 cash flow will be impacted by various other factors in addition to those noted above. For example, the exercise of stock options provided $24.8 million of cash in 2004. We currently estimate that such amount will be $35 million to $40 million in 2005. Also in 2004, we made approximately $10.0 million of contributions to our defined benefit pension plans. We currently do not expect to make any material contributions to the plans in 2005.

        Considering all of the above mentioned factors, we currently expect to generate $80 million to $85 million of cash flow in 2005. There can be no assurance that this estimate will prove to be accurate, or that unforeseen events, including changes in anticipated levels of stock option exercises, our net income, working capital requirements or other items, including acquisitions, could occur which could cause our cash flow to vary.

Financing Arrangements

        Our capital structure as of May 1, 2005 was as follows:

        (in millions)

Long-term debt	$399.5
Convertible redeemable preferred stock	264.7
Stockholders' equity	400.7

        We believe this capital structure provides a secure base. There are no maturities of our long-term debt until 2011. Our Series B preferred stock has a conversion price of $14.00 per share. Based on current market conditions, and given that redemption cannot be required until November 2013, we believe it likely that the Series B preferred stock remaining outstanding after this offering is completed will be converted to common stock. This conversion, if it happens, could occur at any time.

        For near-term liquidity, in addition to our cash balance, we have a $325.0 million secured revolving credit facility that provides for revolving credit borrowings, as well as the issuance of letters of credit. We may, at our option, borrow and repay amounts up to a maximum of $325.0 million for revolving credit borrowings and the issuance of letters of credit, with no sublimits. Based on our working capital projections, we believe that our borrowing capacity under this facility provides us with adequate liquidity for our peak seasonal needs for the foreseeable future. During the first quarter of 2005, we had no revolving credit borrowings under the facility, and the maximum amount of letters of credit outstanding was $168.4 million. As of May 1, 2005, we had $153.3 million outstanding letters of credit under this facility.

        Given our capital structure and our projections for future profitability and cash flow, we believe we could obtain additional financing, if necessary, for refinancing our long-term debt or preferred stock, or, if opportunities present themselves, future acquisitions.

Contractual Obligations

        The following table summarizes, as of January 30, 2005, our contractual cash obligations by future period:

	Payments Due by Period
Description	Total Obligations	2005	2006-2007	2008-2009	Thereafter
	(in millions)
Long-term debt	$400.0	$—	$—	$—	$400.0
Interest payments on long-term debt	311.7	30.8	61.6	61.6	157.7
Operating leases(1)	379.1	77.8	115.1	77.8	108.4
Inventory purchase commitments	234.6	234.6	—	—	—
Minimum contractual royalty payments(2)	19.8	7.7	9.4	2.7	—
Supplemental defined benefit plan(3)	35.4	0.9	2.6	2.9	29.0

Total contractual cash obligations	$1,380.6	$351.8	$188.7	$145.0	$695.1

(1)
Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

(2)
We currently anticipate that future payments required under our license agreements on an aggregate basis will exceed significantly the contractual minimums shown in the table.

(3)
We have an unfunded supplemental defined benefit plan covering 23 executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65.

        Not included in the above table are contingent purchase price payments we are obligated to pay Mr. Calvin Klein through 2017 based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands. Such payments were $22.2 million in 2004.

        Also not included in the above table are payments of cash dividends on our Series B preferred stock. If we elect not to pay a cash dividend, then the Series B preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. We currently expect to pay our preferred stock dividends in cash for the forseeable future.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have a material current effect, or that are reasonably likely to have a material future effect, on our financial position, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Seasonality

        Our seasonality has changed significantly since our acquisition of Calvin Klein, as the licensing business's royalty and other revenues, which tend to be earned somewhat evenly throughout the year, moderate the fluctuation in revenues and profitability from our dress shirt and sportswear wholesale businesses. Our acquisition of the Arrow tradename, which adds additional royalty revenues, will further moderate this fluctuation. Royalty revenues are highest in the third quarter, while the wholesale businesses generate higher levels of sales and income in the first and third quarters, as sales of spring and fall merchandise to our department store customers occur at higher levels as these selling seasons begin.

        The aggregate effect of our seasonality is that our first and third quarters have the highest levels of revenue and income. Revenues in the second and fourth quarters are relatively equal, but earnings in the fourth quarter are lower due to significant holiday advertising costs, as well as post-holiday promotional selling and inventory clearance activity.

Market Risk—Interest and Exchange Rate Sensitivity

        Financial instruments held by us include cash equivalents and long-term debt. Based upon the amount of cash equivalents held at May 1, 2005 and the average net amount of cash equivalents that we currently anticipate holding during 2005, we believe that a change of 100 basis points in interest rates would not have a material effect on our financial position or results of operations. Note 9, "Long-Term Debt," in the Notes to the Consolidated Financial Statements for the year ended January 30, 2005 included in this prospectus outlines the principal amounts, interest rates, fair values and other terms required to evaluate the expected sensitivity of interest rate changes on the fair value of our fixed rate long-term debt.

        Substantially all of our sales and expenses are currently denominated in U.S. dollars. However, certain of our operations and license agreements, particularly in the Calvin Klein Licensing segment, expose us to fluctuations in foreign currency exchange rates, primarily the rate of exchange of the U.S. dollar against the Euro and the Yen. Exchange rate fluctuations can cause the U.S. dollar equivalent of the foreign currency cash flows to vary. This exposure arises as a result of (i) license agreements that require licensees to make royalty and other payments to us based on the local currency in which the licensees operate, with us bearing the risk of exchange rate fluctuations and (ii) our retail and administrative operations that require cash outflows in foreign currencies. To a certain extent, there is a natural hedge of exchange rate changes in that the foreign license agreements generally produce cash inflows and the foreign retail and administrative operations generally produce cash outflows. We may from time to time purchase foreign currency forward exchange contracts to hedge against changes in exchange rates. No forward exchange contracts were held as of May 1, 2005. We believe that future exchange rate changes will not have a material effect on our financial position or results of operations.

Accounting Policy Changes

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." FASB Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, effective at the beginning of the first interim or annual period beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission amended the compliance date to the first annual period beginning after June 15, 2005. In accordance with this amendment, we will adopt the requirements of FASB Statement No. 123R beginning in the first quarter of 2006. We are in the process of determining the impact FASB Statement No. 123R will have on our consolidated financial statements, which will depend, in part, on the timing and amount of any future stock option grants.

Accounting Policies Involving Significant Estimates

        Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are the more critical judgmental areas in the application of our accounting policies that currently affect our financial position and results of operations:

        Sales allowances and returns—We have arrangements with many of our department and specialty store customers to support their sales of our products. We establish accruals which, based on a review of the individual customer arrangements and the expected performance of our products in their stores, we believe will be required to satisfy our sales allowance obligations. We also establish accruals, which are partly based on historical data, that we believe are necessary to provide for inventory returns. It is possible that the accrual estimates could vary from actual results, which would require adjustment to the allowance and returns accruals.

        Inventories—Inventories related to our wholesale operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to our retail operations, comprised entirely of finished goods, are valued at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value inventories. Permanent and point of sale markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Based on a review of current business trends, inventory agings and discontinued merchandise categories, a further adjustment to inventory is recorded to reflect additional markdowns which are estimated to be necessary to liquidate existing clearance inventories and reduce inventories to the lower of cost or market. We believe that all inventory writedowns required at January 30, 2005 and May 1, 2005 have been recorded. If market conditions were to change, it is possible that the required level of inventory reserves would need to be adjusted.

        Allowance for doubtful accounts—Accounts receivable as shown on the consolidated balance sheets is net of an allowance for doubtful accounts. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historic trends, the financial position of our customers and an evaluation of economic conditions. Any significant changes to the above factors could impact our financial position and results of operations.

        Income taxes—As of January 30, 2005, we have deferred tax assets of $61.9 million related to tax loss and credit carryforwards which begin to expire principally in 2010. Realization of these carryforwards is primarily dependent upon the achievement of future taxable income. Based on the extended expiration dates and projections of future taxable income, we have determined that realization of $55.8 million of these assets is more likely than not. If future conditions require a change in judgment as to realization, it is possible that material adjustments to these deferred tax assets may be required.

        Goodwill and other intangible assets—Goodwill and other indefinitely lived intangible assets are tested for impairment based on fair value. An impairment loss could have a material adverse impact on our financial position and results of operations. Performance of the goodwill impairment tests requires significant judgments regarding the allocation of net assets to the reporting unit level, which is the level at which the impairment tests are required. The determination of whether an impairment exists also depends on, among other factors, the estimated fair value of the reporting units, which itself depends in part on market conditions.

        Medical claims accrual—We self-insure a significant portion of our employee medical costs. Based on trends and the number of covered employees, we record estimates of medical claims which have been incurred but not paid. If actual medical claims varied significantly from these estimates, an adjustment to the medical claims accrual would be required.

        Pension benefits—Included in the calculations of expense and liability for our pension plans are various assumptions, including return on assets, discount rate and future compensation increases. Based on these assumptions, and due in large part to decreases in discount rates and the poor performance of U.S. equity markets in 2001 and 2002, we have significant unrecognized costs for our pension plans. Depending on future asset performance and discount rates, such costs could be required to be amortized in the future which could have a material effect on future pension expense. We are currently estimating that our 2005 pension expense will approximate our 2004 pension expense.

        Long-lived asset impairment—In each of 2004 and 2003, we determined that the long-lived assets in various retail outlet stores were not recoverable, which resulted in us recording impairment charges. In order to calculate the impairment charges, we estimated each store's undiscounted future cash flows and the fair value of the related long-lived assets. The undiscounted future cash flows for each store were estimated using current sales trends and other assumptions. If different assumptions had been used for future sales trends, the number of impaired stores could have been significantly higher or lower.

BUSINESS

Overview

        We are one of the largest apparel companies in the world, with a heritage dating back over 120 years. Our portfolio of brands includes our own brands, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Arrow, G.H. Bass & Co. and Bass, and our licensed brands, Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection. We design and market nationally recognized branded dress shirts, sportswear and other related products, including footwear, and also license our owned brands over a broad range of products. We offer products under multiple brands, at multiple price points and in multiple channels of distribution in order to reduce our reliance on any one demographic group, style preference or distribution channel. Our licensing activities, principally our Calvin Klein business, diversify our business model by providing us with a sizeable base of profitable licensing revenues.

        We acquired Calvin Klein in February 2003. We believe Calvin Klein is one of the best known designer names in the world and that the Calvin Klein brands—Calvin Klein Collection, ck Calvin Klein and Calvin Klein—provide us with the opportunity to market products both domestically and internationally at higher price points, in higher-end distribution channels and to different consumer groups than our other product offerings. Products sold under these brands are sold primarily under licenses and other arrangements. Since the acquisition, we have used our core competencies to expand the product offerings under the Calvin Klein brands and to bring these new product offerings into additional channels of distribution. Additionally, during our first year of ownership, we took actions to realize significant and permanent corporate and administrative cost savings within the Calvin Klein business. Calvin Klein controls all design operations and product development for most of its licensees and oversees a worldwide marketing, advertising and promotion program for the Calvin Klein brands. We believe that maintaining control over design and advertising through Calvin Klein's dedicated in-house teams plays a key role in the continued strength of the brands. Worldwide retail sales of products sold under the Calvin Klein brands were approximately $3.3 billion in 2004, up from approximately $3.0 billion in 2003.

        Our "heritage" business encompasses the design, sourcing and marketing of a varied selection of branded label dress shirts, sportswear and footwear under our portfolio of brands, as well as the licensing of our owned brands (other than the Calvin Klein brands), for an assortment of products. We design, source and market substantially all of these products on a brand-by-brand basis, targeting distinct consumer demographics and lifestyles in an effort to minimize competition among our brands. Currently, our products are distributed at wholesale through more than 10,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. As a complement to our wholesale business, we also market our products directly to consumers through our Van Heusen, IZOD, Geoffrey Beene, Bass and Calvin Klein retail stores, primarily located in outlet malls throughout the United States. We also leverage our apparel design and sourcing expertise by offering private label dress shirt programs to retailers.

Our Competitive Strengths

  •
  We have a diversified portfolio of nationally recognized brands. We have developed a portfolio of brands targeted to a broad spectrum of consumers. Our owned brands have long histories—Arrow dates back to 1851, Bass dates back to 1876, Van Heusen to the early 1920s, IZOD to the 1930s and Calvin Klein to the late 1960s—and enjoy high recognition within their respective consumer segments. Our design and marketing teams use our brands' particular qualities, identities and price points to strategically position each one to target a distinct consumer base.

    We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty.

  •
  We have an established multi-channel distribution model. We have a diversified sales distribution strategy that includes an established wholesale business and a complementary profitable retail store base. Currently, we distribute our products through more than 10,000 doors in the United States in national and regional department, mid-tier department, mass market, specialty and independent stores across a broad range of price points. In addition, we currently operate approximately 700 retail stores, primarily in outlet malls throughout the United States, under the Van Heusen, Bass, IZOD, Geoffrey Beene and Calvin Klein names. We believe our retail division complements our wholesale operations by further enhancing consumer awareness of our brands, including by offering products that are not available in our wholesale lines, or, in the case of Calvin Klein, by offering a broad spectrum of Calvin Klein products that embody the Calvin Klein lifestyle, while also providing a means for managing excess inventory.

  •
  We are a leader in the dress shirt and sportswear tops markets. Our dress shirt brands have the highest share in the $2 billion U.S. dress shirt market and our share of the fragmented, but substantially larger U.S. men's sportswear tops market has grown significantly from 2002 to 2004. We believe we market one in three of the dress shirts sold in the United States. In 2004, sales of our dress shirt brands were approximately 42% of dress shirt sales in U.S. department stores, which is the largest sales channel for dress shirts. From 2002 to 2004, we have grown our position in men's sportswear tops in the mid-tier channel from 13% to 19% and the department store channel from 9% to 13%.

  •
  We have successfully acquired, managed, developed and positioned new brands. Since we acquired Calvin Klein, we have grown licensing revenue by 27% to $160.5 million in 2004, strengthened relationships with existing licensees and partners, launched the Calvin Klein men's better sportswear line and signed several new licenses in large merchandising categories such as women's better sportswear (launched for Spring 2004), men's and women's better footwear (launched for Spring 2005) and better handbags and other accessories (expected to launch beginning Fall 2005). In addition, we realized significant cost savings, principally through our ability to integrate the business into our existing infrastructure. In 1995, we acquired the IZOD brand, and since then have grown it into the leading main floor department store men's sportswear tops brand and have increased wholesale sales of IZOD by over 500%. In 2000, we licensed Arrow from Cluett and, from 2001, our first full year of operations, to 2004, we increased Arrow dress shirt sales by 13% and Arrow sportswear sales by 70%. We subsequently acquired the Arrow brand in December 2004.

  •
  We have established sophisticated sourcing, logistics, warehouse and distribution systems. Our centralized capabilities for worldwide procurement and sourcing enable us to deliver to our customers competitive, high quality and low cost goods on a timely basis. We have an extensive, established network of worldwide sourcing partners which allows us to meet our customers' needs in an efficient manner, and do not rely on any one vendor or factory or on vendors or factories in any one country. We also operate a network of wholesale and retail distribution centers which we believe has sufficient capacity to accommodate the planned growth of our Calvin Klein men's better sportswear, as well as additional brands we may license or acquire, without a significant increase in capital expenditures. We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and customer demands while enhancing our inventory management efficiencies.

  •
  We have a highly experienced management team. Our executive management team has extensive experience in the apparel industry, and many of our senior executives have spent the majority of their professional careers with us. Mark Weber, our Chief Executive Officer, has been with us for over 30 years, Emanuel Chirico, our President and Chief Operating Officer, has been with us for over 12 years, and the other 23 members of our senior management team have an average of 25 years of industry experience.

Our Growth Strategy

        We intend to capitalize on the significant opportunities presented by our acquisition of Calvin Klein, as well as increase sales and profitability of our heritage business, through the execution of the following strategies:

Calvin Klein

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. The brand pyramid we created for the Calvin Klein brand established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position.

  •
  Calvin Klein Collection. Under our "halo" brand, the principal growth opportunity is to broaden the current distribution through the continued opening of freestanding stores throughout the world by our partners.

  •
  ck Calvin Klein. We believe our bridge tier provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in this upper-moderate to upper price range. We have entered into several licenses since we acquired Calvin Klein, adding to the pre-existing licensed apparel and accessories lines in Japan. Specific growth opportunities include:

  •
  Broadening distribution, including through continued expansion in Southeast Asia, where our new licensee opened 11 ck Calvin Klein stores in 2004 and is expected to have 17 stores by the end of 2005, the roll-out during 2006 of bridge apparel and accessories in Europe and parts of the Middle East under a license we entered into in 2005 (which includes the planned opening by the licensee of 50 freestanding ck Calvin Klein stores in the first five years), and the expansion of the women's bridge line in the U.S., which had a limited launch for Holiday 2004.

  •
  Global development of jewelry (outside of Japan) and ophthalmic eyewear, both of which were launched in 2004.

  •
  Licensing the brand worldwide for color cosmetics, which we believe could represent a significant opportunity, and for footwear (outside of Japan).

  •
  Calvin Klein. We believe that the Calvin Klein tier presents the largest growth opportunity, particularly in the United States. Growth opportunities for this tier include:

  •
  Continued development of our men's better sportswear line and the licensed line of women's better sportswear, both of which were first launched in 2004 in the United States.

  •
  Development of the recently launched men's and women's footwear lines, the newly licensed handbag and men's outerwear lines to be launched for Fall 2005 and the licensed line of women's suits to be launched for Spring 2006.

  •
  Development of an expanded women's swimwear line in North America by a new licensee beginning with the 2006 Cruise season.

  •
  Brand extensions through increased product offerings, such as Choice Calvin Klein, a junior lifestyle brand launched in 2004 that covers underwear, swimwear and jeans, and new men's and women's fragrances and underwear lines expected to be launched over the next 12 months.

    •
    Pursuit of additional licensing opportunities for new product lines, which may include various home furnishing products.

Heritage Business

  •
  Continue to grow sportswear. We have a leading position in the United States in men's sportswear tops and have continued to penetrate the sportswear market with additional products and product lines. We have built IZOD into a year-round lifestyle brand from its traditional knit sport shirt origins by adding new product offerings, such as pants, sweaters and outerwear, and new lines of apparel, including golf and jeanswear. As a result, IZOD has become a leader on the main floor of department stores in the United States. Arrow sportswear has performed well in the mid-tier channel and we believe it also has growth opportunities through brand extensions.

  •
  Continue to strengthen the competitive position and image of our current brand portfolio. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and loyalty. We believe that our brands are successful because we have strategically positioned each one to target distinct consumer demographics and tastes. We will continue to design and market our branded products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and increase consumer loyalty. We will seek to increase our market share in our businesses by expanding our presence through product extensions and increased floor space.

  •
  Continue to build brand portfolio through acquisition and licensing opportunities. While we believe we have an attractive and diverse portfolio of brands with growth potential, we will also continue to explore acquisitions of companies or trademarks and licensing opportunities that we believe are attractive to our overall business. New license opportunities allow us to fill new product and brand portfolio needs. We take a disciplined approach to acquisitions seeking brands with broad consumer recognition that we can profitably grow and expand by leveraging our infrastructure and core competencies. For example, we licensed Arrow in 2000, as we saw it as an opportunity to penetrate the mid-tier department store channel of distribution and subsequently acquired the brand in 2004, because we believe that by controlling the brand, we can continue to increase revenue and expand product offerings.

  •
  Pursue international growth. We intend to expand our brands through international distribution channels. We believe that our strong brand portfolio and broad product offerings enable us to seek growth opportunities in geographic areas where we believe we are underpenetrated, such as Europe and Asia. These opportunities may include the licensing of our brand names to companies that we believe have superior international distribution channel access or expertise. We believe that our acquisition of Arrow, which included numerous licenses for parts of Europe, Asia and Latin America, establishes a platform to leverage other brand opportunities. Further, Van Heusen has a heritage of international distribution, particularly in Latin America, the United Kingdom and Australia.

Our Business

Calvin Klein

        Our Calvin Klein business primarily consists of (1) licensing and similar arrangements worldwide of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products, including high-end collection apparel and accessories, jeans, underwear, fragrances, eyewear, women's better sportswear, men's tailored clothing, ties, shoes, hosiery, socks, swimwear, watches, coats, leather goods, table top and soft home furnishings and accessories, (2) our marketing through our three Calvin Klein flagship stores of the Calvin Klein Collection brand high-end men's and women's apparel and accessories collections, (3) our Calvin Klein dress shirt men's better sportswear business and (4) our Calvin Klein retail stores located in premium outlet malls in the United States.

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. Although Calvin Klein was a large global brand with strong consumer recognition across many demographics before we acquired it, there were numerous product areas in which no products, or only a limited number of products, were offered under any of the Calvin Klein brands. In order to exploit more efficiently and effectively the opportunities for the development of new offerings, we created a brand pyramid that established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position.

        Calvin Klein Collection is the "halo" brand at the top of the pyramid and personifies the Calvin Klein aesthetic of modern, contemporary, minimalist style, which is translated to the other Calvin Klein brands. Each year we market under this brand, directly and through licensees, high-end collection apparel, eyewear, footwear, accessories and coats. We hold two runway shows annually each for men and women and operate flagship stores in New York, Paris and Dallas under the Calvin Klein Collection brand. These activities support our visibility in the fashion industry and help convey the Calvin Klein aesthetic to the world. In addition, approximately 14 freestanding Calvin Klein Collection stores are operated by partners in major cities throughout the world.

        The second tier of the pyramid is ck Calvin Klein, our bridge brand. The products offered under this brand include apparel, fragrances, watches, eyewear and jewelry. We believe this tier provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in the bridge price range. Currently, ck Calvin Klein apparel is principally available in Japan and, through a recent license in Southeast Asia, where our licensee operates 11 ck Calvin Klein freestanding stores.

        The third tier of the pyramid is Calvin Klein, which is targeted to the better price range. Prior to our acquisition in 2003, there were product gaps in this price range and, since that time, we introduced the men's better sportswear line beginning with Fall 2004 and entered into licenses for women's better sportswear, swimwear, men's tailored clothing, outerwear, footwear and handbags and other accessories. These new product categories complemented the pre-acquisition offerings of fragrances, underwear, jeanswear, soft home goods, accessories, footwear and other products.

        Since an important element of the tiered brand strategy is the preservation of the prestige and image of the Calvin Klein brands, we continue to maintain the dedicated in-house marketing, advertising and design divisions of Calvin Klein that were in place prior to our acquisition. Calvin Klein oversees a worldwide marketing, advertising and promotion program of over $200 million, the majority of which is funded by its licensees. Calvin Klein also controls all design operations and product development for most of its licensees, including the licensee of the Calvin Klein Collection high-end collection apparel businesses.

        An important source of our revenues is Calvin Klein's business arrangements with licensees and other third parties worldwide that manufacture and distribute globally a broad array of products under the Calvin Klein brands. For fiscal 2004, approximately 45% of revenues from Calvin Klein's business partners was generated by its domestic business partners and approximately 55% was generated by its foreign business partners. Calvin Klein combines its design, marketing and imaging skills with the specific manufacturing, distribution and geographic capabilities of its business partners to enter into new product categories and extend existing lines of business. Calvin Klein's largest business partners in terms of royalty and other revenues earned by Calvin Klein in fiscal 2004 were:

  •
  Warnaco, Inc. accounting for approximately 30%;

  •
  Unilever N.V. accounting for approximately 21%; and

  •
  CK Jeanswear N.V. accounting for approximately 10%.

        Unilever recently agreed to sell its fragrance business to Coty, Inc., which includes the perfume license for Calvin Klein.

        Calvin Klein has over 30 licensing arrangements. The products offered by Calvin Klein's business partners include:

Business Partner	Product Category
Warnaco, Inc.	Men's, women's and children's jeanswear; men's underwear and sleepwear; women's intimate apparel and sleepwear; women's swimwear
Unilever N.V.	Men's and women's fragrance and bath products
Marchon Eyewear, Inc.	Men's and women's optical frames and sunglasses
Onward Kashiyama Co. Ltd. (Japan)	Men's and women's apparel and certain casual attire and women's coats and accessories
CK Jeanswear N.V.	Men's, women's and children's jeanswear and women's belts
Design Works, Inc.	Soft home furnishings
CK Watch Co., Ltd. (Swatch SA)	Men's and women's watches and women's jewelry
McGregor Industries, Inc.	Men's and women's socks and women's tights
Peerless Delaware, Inc.	Men's tailored clothing
Jimlar Corporation	Men's and women's better shoes

        Additional products sold bearing Calvin Klein brands include certain men's furnishings, men's and women's small leather goods and table top furnishings. Kellwood Company, together with G.A.V.,

introduced a line of women's better sportswear in the United States under the Calvin Klein brand which commenced with the Spring 2004 season. This line had a successful launch, and we believe it will become a prominent brand in the women's better sportswear sector because of the image and strength of the Calvin Klein brand. Vestimenta S.p.A. is producing men's and women's high-end collection apparel under the Calvin Klein Collection label, having assumed responsibility for the lines from Calvin Klein commencing with the Spring 2004 season.

        With respect to revenues generated from the sale of Calvin Klein men's underwear and sleepwear and women's intimate apparel and sleepwear, Warnaco pays us an administration fee based on Warnaco's worldwide sales of underwear, intimate apparel and sleepwear bearing any of the Calvin Klein marks under an administration agreement between Calvin Klein and Warnaco. Warnaco controls design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the Calvin Klein name. See "Trademarks."

Heritage Business

  Dress Shirts

        We market our dress shirts principally under the Van Heusen, Arrow, IZOD, Geoffrey Beene, Calvin Klein, Kenneth Cole New York, Kenneth Cole Reaction, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection brands. We also reintroduced our Eagle brand on a limited basis in 2004 and have continued to sell it on a limited basis in the current year.

        Our wholesale dress shirt business includes the design and marketing of dress shirts in a broad selection of styles and colors that are sold at retail price points generally ranging from $20 to $100 per shirt.

        The Van Heusen dress shirt has provided a strong foundation for us for most of our history and is the best selling dress shirt brand in the United States. The Van Heusen dress shirt targets the updated classical consumer, is marketed at opening to moderate price points and is distributed through more than 2,200 doors, principally in department stores, including Belk, Federated, JCPenney, May and Saks, and through our Van Heusen retail stores.

        The Arrow dress shirt targets the updated classical consumer, is marketed at opening to moderate price points and is distributed through more than 1,750 doors, principally in mid-tier department stores, including Kohl's Corporation and Sears, Roebuck and Co. The Arrow dress shirt is positioned as a mid-tier department store complement to Van Heusen.

        The IZOD dress shirt targets the modern traditional consumer, is marketed at moderate price points and is distributed through more than 700 doors, principally in department stores, including Belk, May and Saks. IZOD is among the top ten dress shirt brands in U.S. department stores.

        The Eagle dress shirt, which we began shipping commencing in early 2004 on a test basis, targets the updated traditional consumer, is marketed at better price points and is distributed through more than 150 doors, principally in May.

        The Geoffrey Beene dress shirt is the best selling designer dress shirt brand in department stores in the United States. The Geoffrey Beene dress shirt targets the more style conscious consumer, is marketed at moderate to upper moderate price points and is distributed through more than 1,100 doors, principally in department stores, including Federated, Marshall Field's, May and Saks, and through our Geoffrey Beene retail stores. We market Geoffrey Beene dress shirts under a license agreement with Geoffrey Beene Inc. that expires on December 31, 2008 and which we may extend, subject to certain conditions, through December 31, 2013.

        The Calvin Klein dress shirt targets the classical contemporary consumer, is marketed at better price points and is distributed through more than 450 doors, principally in department stores, including Federated, Marshall Field's and May, and through our Calvin Klein retail stores. Calvin Klein is among the top ten dress shirt brands in U.S. department stores. We also offer to a more limited distribution, ck Calvin Klein and Calvin Klein Collection dress shirts which are distributed in luxury department and specialty stores and free-standing ck Calvin Klein and Calvin Klein Collection stores.

        The Kenneth Cole New York dress shirt targets the modern consumer, is marketed at better price points and is distributed through more than 600 doors, principally in department stores, including Dillards, Inc., Federated, Marshall Field's and May. Kenneth Cole is among the top ten dress shirt brands in U.S. department stores. The Kenneth Cole Reaction dress shirt targets the more youthful, modern consumer, is marketed at upper moderate to better price points and is distributed through more than 300 doors, principally in department stores, including Federated and May. We market the two Kenneth Cole brands of dress shirts under a license agreement with K.C.P.L., Inc. that expires on December 31, 2005. It is our intention to renew this license agreement with K.C.P.L., Inc.; however, there can be no assurance that we will do so.

        The BCBG Max Azria dress shirt, which we launched in Fall 2004, targets the contemporary consumer and is marketed at better price points. The BCBG Attitude dress shirt, which we launched in Summer 2004, targets the more youthful contemporary consumer and is marketed at better price points. We distribute the two BCBG brands of dress shirts through more than 300 doors combined, principally in department stores, including Federated, Dillards and Marshall Field's, under a license agreement with MLA Multibrand Holdings, Inc. that expires on January 31, 2010 and which we may extend, subject to certain conditions, through January 31, 2020. Under the license agreement, we also have the right to produce coordinated lines of neckwear which we have sublicensed to a third party.

        The MICHAEL Michael Kors dress shirt, which we launched in Fall 2004, targets the modern consumer, is marketed at moderate to better price points and is distributed through more than 230 doors, principally in department stores, including Federated, Marshall Field's and May. We market MICHAEL Michael Kors dress shirts under a license agreement with Michael Kors, LLC that expires on January 31, 2008 and which we may extend, subject to certain conditions, through January 31, 2011.

        The Chaps dress shirt, which we launched for Holiday 2004, targets the updated traditional consumer and is marketed at moderate price points. We currently distribute Chaps dress shirt through more than 800 doors, principally in mid-tier department stores, including Kohl's and Mervyn's. We market Chaps dress shirts under a license agreement with PRL USA, Inc. and The Polo/Lauren Company, LP that expires on December 31, 2007 and which we may extend, subject to certain conditions, through December 31, 2013.

        The Sean John dress shirt, which we launched in Fall 2004, targets the updated classical consumer, is marketed at moderate to better price points and is distributed through approximately 80 doors, principally in department stores, including Federated and May. We market Sean John shirts under a license agreement with Christian Casey, LLC that expires on December 31, 2007 and which we may extend, subject to certain conditions, through December 31, 2013.

        Effective November 29, 2004, we entered into a license agreement with Donald J. Trump to market a line of dress shirts under the Donald J. Trump Signature Collection trademark. We launched the line in the first quarter of 2005. Donald J. Trump Signature Collection dress shirts are targeted to the modern classical consumer, are marketed at better price points and are distributed through approximately 80 doors, principally in Federated. The license agreement expires on December 31, 2006 and may be extended, subject to certain conditions, through December 31, 2009. Under the license agreement, we also have the right to produce a coordinated line of neckwear which we have sublicensed to a third party.

        We also offer private label programs to retailers. Private label offerings allow a retailer to sell its own line of exclusive merchandise and give the retailer control over distribution of the product. These programs present an opportunity for us to leverage our design, sourcing and logistics expertise. Our private label customers work with our designers to develop shirts in the styles, sizes and cuts that the customers desire to sell in their stores under their private labels. Private label programs offer the consumer quality product and offer the retailer the opportunity to enjoy product exclusivity at generally higher margins. Private label products, however, generally do not have the same level of consumer recognition as branded products and private label manufacturers do not generally provide retailers with the same breadth of services and in-store sales and promotional support as branded manufacturers. We market private label dress shirts to national department and mass market stores. Our current private label programs include Stafford for JCPenney and Puritan and George for Wal-Mart Stores, Inc.

  Sportswear

        We market our sportswear principally under the IZOD, Van Heusen, Arrow, Geoffrey Beene and Calvin Klein brands. Our sportswear business, includes men's knit and woven sport shirts, sweaters, bottoms, swimwear, boxers and outerwear marketed at wholesale and sportswear, accessories and other apparel for men and women offered in our Van Heusen, IZOD, Geoffrey Beene and Calvin Klein retail stores. We have a leading position in men's sportswear tops.

        IZOD is the best selling main floor department store men's sportswear tops brand. IZOD men's sportswear consists of five related separate concepts under the classic IZOD blue label and the IZOD Jeans, IZOD PerformX, IZOD Golf/IZOD XFG (X-treme Function Golf), and IZOD LX (a higher-priced "luxe" line of sportswear) sub-brands. IZOD apparel consists of a range of men's sportswear, including sweaters, knit and woven sports shirts, slacks, fleecewear and outerwear. IZOD sportswear is targeted to the active consumer, is marketed at moderate to upper moderate price points and is distributed through more than 2,400 doors, principally in department stores, including, Federated, May, Belk, Saks and JCPenney, and through our IZOD retail stores. Our IZOD stores offer men's and women's active-inspired sportswear, with a focus on golf, travel and resort apparel.

        Van Heusen is the best selling main floor department store men's woven sport shirt brand in the United States. Van Heusen sportswear also includes knit sport shirts and sweaters. Like Van Heusen dress shirts, Van Heusen sport shirts and sweaters target the updated classical consumer, are marketed at opening to moderate price points and are distributed through more than 3,400 doors, principally in department stores, including Belk, Federated, JCPenney and May, and through our Van Heusen retail stores. Our Van Heusen stores offer a range of men's products from dress furnishings to sportswear, as well as women's sportswear.

        Arrow sportswear targets the updated classical consumer, is marketed at moderate price points and is distributed through more than 2,300 doors, principally in mid-tier department stores, including Kohl's and Sears. Arrow sportswear consists of men's knit and woven tops, sweaters and bottoms.

        Geoffrey Beene sportswear targets a more style conscious consumer than IZOD, Van Heusen and Arrow and is positioned as a designer label for men's woven and knit sport shirts on the main floor of department stores. Geoffrey Beene sportswear is marketed at upper moderate price points and is distributed through approximately 2,000 doors, principally in department stores, including Federated and May, and through our Geoffrey Beene retail stores. Our Geoffrey Beene stores offer men's furnishings, casual and dress casual sportswear and women's casual and dress casual sportswear, under a license agreement which expires on December 31, 2005, and which we may extend for up to two additional three-year periods, the last of which would end on December 31, 2011. We market Geoffrey Beene men's sportswear at wholesale under the same license agreement as Geoffrey Beene dress shirts.

        Calvin Klein sportswear, which we began shipping commencing with the Fall 2004 season, targets a modern classical consumer, is marketed at better price points and is distributed through more than 250 doors, in better fashion department and specialty stores, including Federated and May, and through our Calvin Klein retail stores.

        We entered into a license agreement in May 2005 to sell a line of golf-inspired sportswear under the Donald J. Trump Signature Collection brand. The Donald J. Trump Signature Collection line of sportswear and golf apparel will be targeted to the modern classical consumer and will be marketed at better price points, with distribution through better department stores, principally in Federated. We expect to launch the line in the first quarter of 2006. The license agreement expires on December 31, 2007 and may be extended, subject to certain conditions, through December 31, 2010.

        We market Bass and G.H. Bass & Co. casual and dress casual shoes for men, women and children and apparel and accessories, such as handbags, belts and travel gear, for men and women through our Bass retail stores. We have an exclusive agreement to license our Bass wholesale footwear business to Brown Shoe Company, Inc., a leading footwear retailer and wholesaler of branded and private label footwear. Under the license agreement, Brown Shoe assumed responsibility for the design, sourcing and marketing of footwear at wholesale, on a worldwide basis, under the Bass label. The initial term of the license expires on January 31, 2007 and may be extended through January 31, 2013, subject to certain conditions.

        The Bass brand has a leading position in men's casual footwear in the United States. Bass footwear is generally known for its classic American style and is marketed at moderate price points.

        In addition to our Calvin Klein licensing business, we license our heritage brands globally for a broad range of products. We believe royalty and other revenues from our licensing partners provide us with a relatively stable flow of revenues and extend and strengthen our brands globally.

        We grant licensing partners the right to manufacture and sell at wholesale specified products under one or more of our brands. In addition, certain foreign licensees are granted the right to open retail stores under the licensed brand name and sell only goods under that name in such stores. A substantial portion of the sales by our domestic licensing partners is made to our largest wholesale customers. As compensation under these agreements, each licensing partner pays us royalties based upon its sales of our branded products, subject generally to payment of a minimum royalty. These payments generally range from 3.0% to 7.0% of the licensing partners' sales of the licensed products. In addition, licensing partners are generally required to spend or contribute to us an amount equal to between 2.0% and 5.0% of their sales of the licensed products for advertising. We provide support to our business partners and seek to preserve the integrity of our brand names by taking an active role in the design, quality control, advertising, marketing and distribution of each licensed product, most of which are subject to our prior approval and continuing oversight.

        We license our Van Heusen, IZOD, IZOD G and G.H. Bass & Co. brand names for various products worldwide. We also sublicense to others the Geoffrey Beene brand name for various products and BCBG Max Azria, BCBG Attitude and Donald J. Trump Signature Collection for neckwear. We license these brand names under approximately 50 license agreements. The products offered by our domestic licensing partners include:

Licensing Partner	Product Category
Block Sportswear, Inc.	Van Heusen and IZOD 'big and tall' sportswear
Brown Shoe Company, Inc.	Bass wholesale footwear
Custom Leather Canada Limited	IZOD hats and Van Heusen belts and small leather goods
Fishman & Tobin, Inc.	Van Heusen and IZOD boys' sportswear and IZOD girls' school uniforms

Aptaker Co., Inc. d/b/a Nouveau Eyewear	Van Heusen eyewear
Randa Neckwear Corp.	Van Heusen neckwear
Clearvision Optical Company, Inc.	IZOD eyewear
Humphrey's Accessories LLC	IZOD belts
International Home Textiles, Inc.	IZOD soft home furnishing products
Kellwood Company	IZOD women's sportswear, swimwear, intimate apparel and accessories
Knothe Corporation	IZOD sleepwear and loungewear
Mallory & Church Corporation	IZOD neckwear
Peerless Delaware, Inc.	IZOD tailored clothing
PG USA Sportswear, Inc.	IZOD G men's and women's golf apparel in green grass channel
G-III Apparel Group, LTD.	IZOD men's and women's non-leather outerwear
Happy Kids, Inc.	IZOD childrenswear

        Additional products sold bearing our marks include Van Heusen underwear, handkerchiefs, scarves and hosiery and IZOD leather outerwear and hosiery. A large number of our Van Heusen licenses are with foreign licensees that offer dress shirts and sportswear under that brand name.

        As a result of the Arrow acquisition, we now license the Arrow brand name for various products under approximately 35 license agreements. The products offered by our domestic licensing partners include:

Licensing Partner	Product Category
Humphrey's Accessories LLC	Arrow small leather goods, belts and accessories
Kellwood Company	Arrow men's and boys' sleepwear and loungewear
Fishman & Tobin, Inc.	Arrow girls' school uniforms and boys' sportswear
Superba, Inc.	Arrow neckwear

        Additional products sold bearing the Arrow mark include Arrow shirts, outerwear and other men's and women's apparel and accessories, primarily offered by our foreign licensees.

Wholesale Customers

        Our wholesale business is our core business and we believe that it is the basis for our brand equity. Currently, our products are distributed at wholesale through more than 10,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. A few of our customers, including Federated, JCPenney, Kohl's, May and Wal-Mart, account for significant portions of our revenues. Sales to our five largest customers were 28.8% of our revenues in fiscal 2004, 27.2% of our revenues in fiscal 2003 and 30.7% of our revenues in fiscal 2002. No single customer accounted for greater than 10% of our revenues in fiscal 2004. Assuming the merger of Federated and May announced on February 28, 2005, the emerging company would have accounted for 12.5% of our revenues in 2004.

        We believe we provide our customers with a high level of service. We have six separate sales forces covering the following products and product categories:

    •
    national brand dress shirts—Van Heusen, Arrow, IZOD, Chaps and Eagle

    •
    designer brand dress shirts—Calvin Klein Collection, Calvin Klein, Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John and Donald J. Trump Signature Collection

    •
    Van Heusen and Geoffrey Beene sportswear

    •
    IZOD sportswear

    •
    Arrow sportswear

    •
    Calvin Klein sportswear

        Each sales force includes a team of sales professionals that works closely with our customers, providing them with a dedicated level of service which includes designing a focused selling strategy for each brand while ensuring that each brand's particular qualities and identities are strategically positioned to target a distinct consumer base.

        Our customers offer our dress shirts and men's sportswear, other than Calvin Klein men's better sportswear, on the main floor of their stores. Calvin Klein men's better sportswear is offered in the collections area of our customers' stores. In each case, we offer our customers merchandising support with visual display fixtures and in-store marketing, with Calvin Klein men's better sportswear generally being offered in fixtured shop-in-shops we design and help build. When a line of our products is displayed in a stand-alone area on the main floor or, in the case of Calvin Klein men's better sportswear, an exclusively dedicated collections area, we are able to further enhance brand recognition, to permit more complete merchandising of our lines and to differentiate the presentation of our products. We believe the broad appeal of our products, with multiple well known brands offering differing styles at different price points, together with our customer, advertising and marketing support and our ability to offer products with innovative qualities, allows us to expand and develop relationships with apparel retailers in the United States.

        We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and consumer demands while enhancing inventory management. We believe our customers can better manage their inventories as a result of our continuous analysis of sales trends, our broad array of product availability and our quick response capabilities. Certain of our products can be ordered at any time through our EDI replenishment systems. For customers who reorder these products, we generally ship these products within one to two days of order receipt.

Retail Stores

        We operate approximately 700 retail stores under the Van Heusen, IZOD, Bass, Geoffrey Beene and Calvin Klein names. Ranging in size from 1,000 to 12,000 square feet, with an average of approximately 4,500 square feet, our stores are primarily located in outlet malls throughout the United States. We believe our retail division is an important complement to our wholesale operations because we believe that the stores further enhance consumer awareness of our brands by offering products that are not available in our wholesale lines, while also providing a means for managing excess inventory.

        Our Van Heusen outlet stores offer men's dress shirts and neckwear, men's and women's sportswear, including woven and knit shirts, sweaters, bottoms and outerwear, and men's and women's accessories. These stores are targeted to the value-conscious, middle American consumer.

        Our IZOD outlet stores offer men's and women's active-inspired sportswear, including knit and woven shirts, sweaters, bottoms and activewear. These stores focus on golf, travel and resort clothing.

        Our Bass outlet stores offer casual and dress casual shoes for men, women and children. Most of our stores also carry apparel for men and women, including tops, bottoms and outerwear and accessories such as handbags, wallets, belts and travel gear.

        Our Geoffrey Beene outlet stores offer men's dress shirts and neckwear, men's and women's sportswear including woven and knit shirts, sweaters, bottoms and outerwear and men's and women's accessories. These stores are targeted towards a more fashion-conscious, designer-oriented consumer.

        Our Calvin Klein outlet stores are located in premium outlet centers and offer men's and women's apparel and other Calvin Klein products to communicate the Calvin Klein lifestyle. We also operate three stores that offer Calvin Klein men's and women's high-end collection apparel and accessories and other products under the Calvin Klein brands. These stores are located in New York City, Dallas and Paris.

Design

        Our business depends on our ability to stimulate consumer tastes and demands, as well as on our ability to remain competitive in the areas of quality and price.

        A significant factor that plays a role in the continued strength of our brands is our in-house design teams. We form separate teams of designers and merchandisers for each of our brands, and with respect to Calvin Klein, for each product category, creating a structure that focuses on the special qualities and identity of each brand and product. These designers and merchandisers consider consumer taste and lifestyle and trends when creating a brand or product plan for a particular season. The process from initial design to finished product varies greatly, but generally spans six to ten months prior to each selling season. Our product lines are developed primarily for two major selling seasons, Spring and Fall. However, certain of our product lines offer more frequent introductions of new merchandise.

        Calvin Klein has developed a cohesive team of senior design directors who share a vision for the Calvin Klein brands and who each lead a separate design team. We have maintained the dedicated in-house design teams of Calvin Klein since the acquisition in 2003. These teams control all design operations and product development for most licensees and other strategic alliances. In addition, new teams sharing the same vision were assembled for our men's better sportswear line and for overseeing all design operation and product development in connection with the licensing of the women's better sportswear line.

Sourcing and Production

        To address the needs of our customers, we are continuing to make investments and develop strategies to enhance our ability to provide our customers with timely product availability and delivery. Our investments in sophisticated systems should allow us to reduce the cycle time between the design of products to the delivery of those products to our customers. We believe the enhancement of our supply chain efficiencies and working capital management through the effective use of our distribution network and overall infrastructure will allow us to better control costs and provide improved service to our customers.

        In 2004, over 200 different manufacturers produced our products in approximately 300 factories and 35 countries worldwide. As a result of quota elimination on textiles and apparel-related products from World Trade Organization ("WTO") member countries in 2005, there may be a decrease in the number of different manufacturers who produce our products in 2005. During fiscal 2004, in excess of 95% of our products were produced by manufacturers located in foreign countries. We source finished products and raw materials. Raw materials include fabric, buttons, thread, labels and similar materials. Raw materials and production commitments are generally made two to six months prior to production and quantities are finalized at that time. We believe we are one of the largest procurers of shirting fabric in the world. Finished products consist of manufactured and fully assembled products ready for shipment to our customers and our stores. Most of our dress shirts and all of our sportswear are sourced and manufactured to our specifications by independent manufacturers in the Far East, Indian subcontinent, Middle East, Caribbean and Central America who meet quality, cost and human rights criteria we have established. Our footwear is sourced and manufactured to our specifications by manufacturers who meet our quality, cost and human rights requirements, principally located in the Far East, Europe, South America and the Caribbean. No single supplier is critical to our production needs, and we believe that an ample number of alternative suppliers exist should we need to secure additional or replacement production capacity and raw materials. Given our extensive network of sourcing partners, we believe we are able to obtain goods at low cost and on a timely basis.

        Our foreign offices and buying agents enable us to monitor the quality of the goods manufactured by, and the delivery performance of, our suppliers, which includes the enforcement of human rights standards through our ongoing approval and monitoring system. In addition, sales are monitored regularly at both the retail and wholesale levels and modifications in production can be made either to increase or reduce inventories. We continually seek additional suppliers throughout the world for our sourcing needs and place our orders in a manner designed to limit the risk that a disruption of production at any one facility could cause a serious inventory problem. We have not experienced significant production delays or difficulties in importing goods. Our purchases from our suppliers are effected through individual purchase orders specifying the price and quantity of the items to be produced.

        Approximately 6% of our dress shirts are manufactured in our domestic apparel manufacturing facility located in Ozark, Alabama. This facility, which we own, is approximately 108,000 square feet, and is utilized by us primarily as a quick response facility, including by fulfilling product replenishment orders.

Warehousing and Distribution

        To facilitate distribution, our products are shipped from manufacturers to our wholesale and retail warehousing and distribution centers for inspection, sorting, packing and shipment to our customers. Ranging in size from 112,000 to 575,000 square feet, our centers are located in North Carolina, Tennessee, Pennsylvania, Georgia and Arkansas. Each of our centers is generally dedicated to serving either our wholesale customers or our retail stores. Our warehousing and distribution centers are designed to provide responsive service to our customers and our retail stores, as the case may be, on a cost-effective basis. This includes the use of various forms of electronic communications to meet customer needs, including advance shipping notices for all major customers. We believe that our distribution centers and capabilities compare favorably on a cost and service basis with those of our competitors and that these constitute part of our core competencies.

Advertising and Promotion

        We market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. Our marketing programs are an integral feature of our product offerings. Advertisements generally portray a lifestyle rather than a specific item. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and consumer loyalty. We believe that our brands are successful in their respective segments because we have strategically positioned each brand to target a distinct consumer demographic. We will continue to design and market our products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and produce consumer loyalty.

        We advertise our brands primarily in national print media, including fashion, entertainment/human interest, business, men's, women's, niche and sports magazines and The New York Times. We also participate in cooperative advertising programs with our customers, as we believe that brand awareness and in-store positioning are further strengthened by our contributions to such programs.

        With respect to our retail operations, we rely upon local outlet mall developers to promote traffic for their centers. Outlet center developers employ multiple formats, including signage (highway billboards, off-highway directional signs, on-site signage and on-site information centers), print advertising (brochures, newspapers and travel magazines), direct marketing (to tour bus companies and travel agents), radio and television and special promotions.

        We believe Calvin Klein is one of the best known designer names in the world. One of the efforts that helps to establish the Calvin Klein image is its high-profile, cutting-edge advertising campaigns that stimulate admiration, publicity, curiosity and debate. Calvin Klein has a dedicated in-house advertising agency, with experienced in-house creative and media teams that develop and execute a substantial portion of the advertising for products under the Calvin Klein brands. The teams work closely with other functional areas within Calvin Klein and its licensing and other business partners to deliver a consistent and unified brand message to the consumer. Calvin Klein oversees a worldwide marketing, advertising and promotion program of over $200 million, a majority of which is funded by its licensees.

        Calvin Klein products are advertised primarily in national print media, through outdoor signage and, with respect to fragrances, in television advertising spots. We believe promotional activities throughout the year further strengthen brand awareness of the Calvin Klein brands. The Spring and Fall Calvin Klein high-end apparel collections are presented at major fashion shows in New York City and Milan, which typically generate extensive media coverage. Other Calvin Klein promotional efforts include in-store appearances by fashion models, providing wardrobes to celebrities for award ceremonies, product launches, gift-with-purchase programs, charity events and special corporate-sponsored events.

        We have continued the Calvin Klein advertising and promotional practices and strategies since the acquisition. We have not reduced, and do not intend to reduce, the Calvin Klein marketing and advertising teams and continue to maintain the Calvin Klein advertising and promotions budget at or above recent historical levels.

Trademarks

        We own the Van Heusen, Bass, G.H. Bass & Co., IZOD, IZOD G, Arrow and Eagle brands, as well as related trademarks and lesser-known names. We beneficially own the Calvin Klein Collection, ck Calvin Klein and Calvin Klein marks, as well as related marks. Calvin Klein and Warnaco are co-owners of the Calvin Klein Trademark Trust, which is the sole and exclusive title owner of substantially all registered Calvin Klein Collection, ck Calvin Klein, Calvin Klein and related trademarks. The sole purpose of the Trust is to hold these marks. The Trust exclusively licenses to Warnaco on a perpetual, royalty-free basis the use of the marks on men's underwear and sleepwear and women's intimate apparel and sleepwear, and to Calvin Klein on a perpetual, royalty-free basis the use of the marks on all other products. Warnaco pays us a fee based on Warnaco's worldwide sales of underwear, intimate apparel and sleepwear products bearing any of the Calvin Klein marks under an administration agreement between Calvin Klein and Warnaco.

        With respect to our Calvin Klein Collection, ck Calvin Klein and Calvin Klein marks, we allow Mr. Calvin Klein to retain the right to use his name, on a non-competitive basis, with respect to his right of publicity, unless those rights are already being used in the Calvin Klein business. We also granted Mr. Klein a royalty-free worldwide right to use the Calvin Klein mark with respect to certain personal businesses and activities, such as motion picture, television and video businesses, a book business, writing, speaking and/or teaching engagements, non-commercial photography, charitable activities and architectural and industrial design projects, subject to certain limitations designed to protect the image and prestige of the Calvin Klein brands and to avoid competitive conflicts.

        Our trademarks are the subject of registrations and pending applications throughout the world for use on a variety of apparel, footwear and related products, and we continue to expand our worldwide usage and registration of new and related trademarks. In general, trademarks remain valid and enforceable as long as the marks continue to be used in connection with the products and services with which they are identified and, as to registered tradenames, the required registration renewals are filed. In markets outside of the United States, particularly those where products bearing any of our brands are not sold by us or any of our licensees or other authorized users, our rights to the use of trademarks may not be clearly established.

        We regard the license to use our trademarks and our other intellectual property rights in the trademarks as valuable assets in marketing our products and, on a worldwide basis, vigorously seek to protect them against infringement. We are susceptible to others imitating our products and infringing our intellectual property rights. This is especially the case with respect to the Calvin Klein brands, as the Calvin Klein brands enjoy significant worldwide consumer recognition and their generally higher pricing provides significant opportunity and incentive for counterfeiters and infringers. Calvin Klein has a broad, proactive enforcement program, which we believe has been generally effective in controlling the sale of counterfeit products in the United States and in major markets abroad. We have taken enforcement action with respect to our other marks on an as-needed basis.

Our Relationship with Mr. Calvin Klein

        In order to assist in a seamless transition of our acquisition of Calvin Klein, in 2003 we entered into a three-year consulting agreement with Mr. Klein for $1.0 million per year. Mr. Klein is available to and does consult on advertising, marketing, design, promotion and publicity aspects of Calvin Klein.

        Prior to our acquisition of Calvin Klein, Calvin Klein was obligated to pay Mr. Klein and his heirs in perpetuity a percentage of sales of certain products bearing any of the Calvin Klein brands under a design services letter agreement. In connection with our acquisition of Calvin Klein, we bought all of Mr. Klein's rights under that agreement in consideration of a warrant to purchase our common stock and for granting him the right to receive from us contingent purchase price payments for a period of 15 years based on a percentage of total worldwide net sales of products bearing any of the Calvin Klein brands. In addition, Mr. Klein was released from all of his obligations under that agreement, including his obligation to render design services to Calvin Klein, and the design services letter agreement was terminated. Our obligation to make contingent purchase price payments to Mr. Klein in connection with our acquisition of Calvin Klein is guaranteed by our Calvin Klein subsidiaries and is secured by a subordinated pledge of all of the equity interests in our Calvin Klein subsidiaries and a subordinated lien on substantially all of our domestic Calvin Klein subsidiaries' assets. Events of default under the agreements governing the collateral for our contingent payment obligations to Mr. Klein, include, but are not limited to (1) our failure to make payments to Mr. Klein when due, (2) covenant defaults, (3) cross-defaults to other indebtedness in excess of an agreed amount, (4) events of bankruptcy, (5) monetary judgment defaults and (6) a change of control, including the sale of any portion of the equity interests in our Calvin Klein subsidiaries. An event of default under those agreements would permit Mr. Klein to foreclose on his security interest in the collateral. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

Competition

        The apparel and footwear industries are competitive as a result of their fashion orientation, mix of large and small producers, the flow of domestic and imported merchandise and the wide diversity of retailing methods. Some of our larger branded apparel and footwear competitors include Polo/Ralph Lauren, Tommy Hilfiger, Nautica, Perry Ellis, Timberland and Rockport. As a result of our acquisition of Calvin Klein, we believe Donna Karan, Ralph Lauren's Purple Label, Giorgio Armani, Gucci and Prada also are our competitors. In addition, we face significant competition from retailers, including our own wholesale customers, through their private label programs.

        We compete primarily on the basis of style, quality and service. Our business depends on our ability to stimulate consumer tastes and demands, as well as on our ability to remain competitive in the areas of quality, service and price. We believe we are particularly well-positioned to compete in the apparel and footwear industries. Our diversified portfolio of apparel brands and apparel and footwear products and our use of multiple channels of distribution have allowed us to develop a business that produces results which are not dependent on any one demographic group, merchandise preference or distribution channel. We have developed a portfolio of brands that appeal to a broad spectrum of consumers. Our owned brands have long histories and enjoy high recognition within their respective consumer segments. We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty. The Calvin Klein brands provide us with the opportunity to develop businesses that target different consumer groups at higher price points and in higher-end distribution channels than our other brands, as well as with significant global opportunities due to the worldwide recognition of the brands.

Imports and Import Restrictions

        A substantial portion of our products is manufactured by contractors located outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel established by the U.S. government in accordance with the WTO agreement regarding international trade in textiles, known as the "WTO Agreement on Textiles and Clothing" and other applicable statutes. Under the provisions of the WTO agreement, effective as of January 1, 2005, the United States and other WTO member countries have eliminated quotas on textiles and apparel-related products from WTO member countries. As a result, quota restrictions no longer affect our business in most countries. Notwithstanding quota elimination, under China's agreement for membership in the WTO, the United States may impose safeguard quotas on specific categories of products imported from China if imports surge and, in fact, the United States has imposed safeguards affecting categories of products produced by us. These safeguards will be in effect through at least the end of the year and may be extended. Because of this possibility, we closely monitored our sourcing in China and did not overly commit production to avoid potential disruption. We will continue to monitor the situation and place production as we believe appropriate. Moreover, if the elimination of quota results in import surges from certain countries, the United States may impose additional duties or other trade actions. Presently, a portion of our imported products is eligible for certain duty-advantaged programs commonly known as NAFTA, AGOA, CBTPA and CBI.

Environmental Matters

        Our facilities and operations are subject to various environmental, health and safety laws and regulations, including the proper maintenance of asbestos-containing materials. In addition, we may incur liability under environmental statutes and regulations with respect to the contamination of sites that we own or operate or previously owned or operated (including contamination caused by prior owners and operators of such sites, abutters or other persons) and the off-site disposal of hazardous materials. We believe our operations are in compliance with terms of all applicable laws and regulations.

Employees

        As of January 30, 2005, we employed approximately 4,900 persons on a full-time basis and approximately 4,200 persons on a part-time basis. Approximately 4% of our employees are represented for the purpose of collective bargaining by five different unions. Additional persons, some represented by these five unions, are employed from time to time based upon our manufacturing schedules and retailing seasonal needs. Our collective bargaining agreements generally are for three-year terms. We believe that our relations with our employees are satisfactory.

Directors and Executive Management

        The following table sets forth the name, age and position of each of our directors and executive management:

Name	Age	Position
Mark Weber	56	Chief Executive Officer; Director
Emanuel Chirico	48	President and Chief Operating Officer; Director
Bruce J. Klatsky	56	Chairman; Director
Michael Shaffer	42	Executive Vice President, Finance
Francis K. Duane	48	Vice Chairman, Sportswear
Allen E. Sirkin	63	Vice Chairman, Dress Shirts
Michael Zaccaro	59	Vice Chairman, Retail
Edward H. Cohen	66	Director
Joseph B. Fuller	48	Director
Joel H. Goldberg	62	Director
Marc Grosman	50	Director
Harry N.S. Lee	62	Director
Bruce Maggin	62	Director
Henry Nasella	58	Director
Christian Näther(1)	39	Director
Rita M. Rodriguez	62	Director

(1)
Mr. Näther was elected by the holders of our Series B preferred stock.

        Mr. Mark Weber has been employed by us in various capacities over the last 30 years, had been a Vice President since 1988, was Vice Chairman since 1995, was named President and Chief Operating Officer in 1998 and was named Chief Executive Officer in June 2005.

        Mr. Emanuel Chirico joined us as Vice President and Controller in 1993. Mr. Chirico was named Executive Vice President and Chief Financial Officer in 1999 and President and Chief Operating Officer in June 2005. Mr. Chirico is also a director of Dick's Sporting Goods, Inc.

        Mr. Bruce J. Klatsky has been employed by us in various capacities over the last 30 years, and was our President from 1987 to March 1998. Mr. Klatsky was named Chief Executive Officer in June 1993 and Chairman of the Board in June 1994. He relinquished the title of Chief Executive Officer on June 14, 2005 and will retire on January 29, 2006, but will continue as Chairman until the 2006 annual meeting of stockholders.

        Mr. Michael Shaffer has been employed by us in various capacities over the last 15 years. Mr. Shaffer was named Senior Vice President, Retail Operations in 2000 and Executive Vice President, Finance in March 2005.

        Mr. Francis K. Duane became Vice Chairman, Sportswear in 2001, after serving as President of our Izod division since May 1998.

        Mr. Allen E. Sirkin has been employed by us since 1985. He served as Chairman of our Apparel Group from 1990 until 1995 and was named Vice Chairman, Dress Shirts in 1995.

        Mr. Michael Zaccaro became Vice Chairman, Retail in April 2002. Prior to that he was Group President, Van Heusen and Izod Retail from August 2001 until April 2002 and President, Izod Retail from January 1999 until July 2001.

        Mr. Edward H. Cohen has served as one of our directors since 1987. He was a partner in the law firm of Rosenman & Colin LLP from 1972 until its February 1, 2002 merger with Katten Muchin Zavis, at which time he retired and became counsel to the merged firm, Katten Muchin Zavis Rosenman, which has since been renamed Katten Muchin Rosenman LLP. Mr. Cohen is also a director of Franklin Electronic Publishers, Inc., Gilman & Ciocia, Inc., Levcor International, Inc. and Merrimac Industries, Inc.

        Mr. Joseph B. Fuller has served as one of our directors since 1991. He is currently, and has been for more than the past five years, the Chief Executive Officer and a director of Monitor Company, a management consulting firm. Mr. Fuller is also a director of Merrimac Industries, Inc.

        Dr. Joel H. Goldberg has served as one of our directors since 1997. He is currently, and has been for more than the past five years, the President of Career Consultants, Inc., a management consulting firm. Dr. Goldberg is also a director of Hampshire Group, Limited and Merrimac Industries, Inc.

        Mr. Marc Grosman has served as one of our directors since 1997 and is also a director of Aigle S.A. He is the Founder, and has been for more than the past five years, the Chief Executive Officer of Marc Laurent SA, the owner of a chain of European apparel stores which trades under the name CELIO. Mr. Grosman is also a director of Altadis.

        Mr. Harry N.S. Lee has served as one of our directors since 1995. He is currently, and for more than the past five years has been, the Managing Director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong.

        Mr. Bruce Maggin has served as one of our directors since 1987. He is currently the Principal of The H.A.M. Media Group, LLC, a media investment company. From 1999 until 2002, Mr. Maggin was the Chief Executive Officer of TDN, Inc. (d/b/a at TVMedia, Inc.), a marketer of interactive television advertising. Mr. Maggin is also a director of Central European Media Enterprises, Ltd.

        Mr. Henry Nasella became one of our directors in February 2003. He was a venture partner of Apax Partners, Inc., a private equity investment group, from 2001 until 2005. From 1999 until 2001, Mr. Nasella was Chairman of Online Retail Partners Inc., a private venture capital and information technology services company. From 1994 to 1999, he was Chairman and Chief Executive Officer of Star Markets Co., Inc., a privately held food retailer.

        Mr. Christian Näther became one of our directors in February 2003. From 1993 to 2001, he was a partner of McKinsey & Company, a management consulting firm, with a focus in the consumer goods and retail sector. Mr. Näther has been a partner of Apax Worldwide LLP, private equity investment group, since he joined Apax in 2001.

        Dr. Rita M. Rodriguez has been a Fellow and Senior Fellow of the Woodstock Theological Center at Georgetown University since September 2002. Dr. Rodriguez was self-employed in the field of international finance from March 1999 to September 2002. She was a full-time member of the board of directors of the Export-Import Bank of the United States between 1982 and March 1999. Dr. Rodriguez is also a director of ENSCO International Incorporated and Affiliated Managers Group, Inc.

Legal Proceedings

        We are a party to certain litigation which, in management's judgment based in part on the opinions of legal counsel, will not have a material adverse effect on our financial position.

Properties

        The general location, use, ownership status and approximate size of the principal properties which we currently occupy are set forth below:

Location	Use	Ownership Status	Approximate Area in Square Feet
New York, New York	Corporate, apparel and footwear administrative offices and showrooms	Leased	138,000
New York, New York	Calvin Klein administrative offices and showrooms	Leased	135,000
Bridgewater, New Jersey	Corporate, apparel and footwear administrative offices	Leased	163,000
Ozark, Alabama	Apparel manufacturing facilities	Owned	108,000
Reading, Pennsylvania	Apparel warehouse and distribution center	Owned	410,000
Chattanooga, Tennessee	Apparel warehouse and distribution center	Owned	451,000
Chattanooga, Tennessee	Apparel storage	Leased	43,000
Schuylkill Haven, Pennsylvania	Apparel warehouse and distribution center	Owned	251,000
Schuylkill Haven, Pennsylvania	Apparel storage	Leased	53,000
Austell, Georgia	Apparel warehouse and distribution center	Leased	421,000
Brinkley, Arkansas	Apparel warehouse and distribution center	Owned	112,000
Jonesville, North Carolina	Apparel and footwear warehouse and distribution center	Owned	575,000

        In addition, we lease certain other administrative/support offices and showrooms in various domestic and international locations. We also currently operate and lease approximately 700 apparel and footwear retail stores principally in the United States.

        Information with respect to minimum annual rental commitments under leases in which we are a lessee is included in Note 10, "Leases," to the Consolidated Financial Statements included in this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

        The amounts and percentages of our shares beneficially owned and reported on each of the three tables in this section are on the basis of regulations of the SEC governing the determination of beneficial ownership of securities and are based on 34,482,961 shares of common stock which reflects the number of shares of common stock outstanding as of June 27, 2005. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Principal and Selling Stockholders

        The following table sets forth the beneficial ownership of our common stock before this offering and after giving effect to this offering by each of the persons known to us to be the beneficial owners of more than 5% of our common stock and each of the selling stockholders.

				Number of Shares Beneficially Owned After the Sale of Shares Hereunder
	Shares Beneficially Owned
			Number of Shares to be Sold Hereunder
Name and Address of Holder
	Number	%		Number	%
Apax Affiliates(1)	18,910,438	35.4	6,386,365	12,524,073	23.5
Apax Excelsior VI, L.P.	3,662,272	9.6	3,662,272	—	—
Apax Excelsior VI-A C.V.	299,188	*	299,188	—	—
Apax Excelsior VI-B C.V.	199,744	*	199,744	—	—
Patricof Private Investment Club III, L.P.	125,161	*	125,161	—	—
Apax Europe V-A, L.P.	9,140,588	21.0	1,312,578	7,828,010	16.1
Apax Europe V-B, L.P.	1,644,100	4.6	236,091	1,408,009	3.3
Apax Europe V C GmbH & Co. KG	934,694	2.6	134,221	800,473	1.9
Apax Europe V-D, L.P.	1,231,872	3.4	176,895	1,054,977	2.5
Apax Europe V-E, L.P.	1,226,891	3.4	176,180	1,050,711	2.5
Apax Europe V-F, C.V.	215,826	*	30,992	184,834	*
Apax Europe V-G, C.V.	215,826	*	30,992	184,834	*
Apax Europe V-1, L.P.	6,972	*	1,001	5,971	*
Apax Europe V-2, L.P.	7,304	*	1,050	6,254	*
Earnest Partners, LLC(2)	4,905,748	14.2	—	4,905,748	12.0
Vaneton International, Inc.(3)	3,850,101	11.2	—	3,850,101	9.4
Dimensional Fund Advisors Inc(4)	2,380,600	6.9	—	2,380,600	5.8
AXA(5)	2,100,232	6.1	—	2,100,232	5.1

*
Less than 1%

(1)
Apax Partners Europe Managers Limited and Apax Europe VGP Co. Limited may be deemed to be affiliates of Apax Managers, Inc. and together may be deemed to beneficially own 18,910,438 shares of common stock issuable upon conversion of 10,000 shares of Series B preferred stock. Apax Partners Europe Managers Limited and its affiliate Apax Europe V GP Co. Limited may be deemed to own beneficially an aggregate of 14,624,073 shares (29.8%) of common stock, issuable upon conversion of 7,733.3 shares of Series B preferred stock acquired by certain selling stockholders, Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V C GmbH & Co.

  KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P. and Apax Europe V-2, L.P. Apax Partners Europe Managers Limited is the discretionary investment manager and Apax Europe V GP Co. Limited is the general partner of the general partner of those funds. Apax Partners Europe Managers Limited and Apax Europe V GP Co. Limited have shared voting and dispositive power over such shares. The address of Apax Partners Europe Managers Limited is 15 Portland Place, London, England, W1B 1PT and the address of each of Apax Europe V GP Co. Limited, Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P. and Apax Europe V-2, L.P. is 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands. Apax Managers, Inc. may be deemed to own beneficially an aggregate of 4,286,365 shares (11.1%) of the outstanding common stock, issuable upon conversion of 2,266.7 shares of Series B preferred stock acquired by certain selling stockholders, Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P. Apax Managers, Inc. is the general partner of the general partner of those funds. The address of each of Apax Managers, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P. is 445 Park Avenue, New York, New York 10022. Information as to the shares of common stock beneficially owned by Apax Partners Europe Managers Limited, Apax Europe V GP Co. Limited and Apax Managers, Inc. is as of April 20, 2005, based upon a Schedule 13D dated February 21, 2003 and filed with the Securities and Exchange Commission and the Company's records.

(2)
Earnest Partners, LLC, a registered investment adviser of 75 Fourteenth Street, Suite 2300, Atlanta, Georgia 30309, may be deemed to be the beneficial owner of 4,905,748 shares of common stock, including 2,895,750 shares with respect to which it has sole voting power, 1,117,698 shares with respect to which it has shared voting power and as to all 4,905,748 of which it has sole dispositive power. Information as to the shares of common stock that may be deemed to be owned beneficially by Earnest Partners, LLC (other than percentage ownership) is as of December 31, 2004, as set forth in a Schedule 13D dated January 10, 2005 and filed with the SEC.

(3)
Dr. Richard Lee, 6/F TAL Building, 49 Austin Road, Kowloon, Hong Kong, may be deemed to beneficially own the 3,850,101 shares of common stock owned of record by Vaneton International, Inc. of P.O. Box 3340, Road Town, Tortola, British Virgin Islands. Dr. Richard Lee and Vaneton International, Inc. have shared voting and dispositive power over such shares. Information as to the shares of common stock beneficially owned by Vaneton International, Inc. and Dr. Richard Lee (other than percentage ownership) is as of June 14, 2005, as set forth in a Form 4 dated June 15, 2005 and filed with the SEC.

(4)
Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment adviser of 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401, furnishes investment advice to four registered investment companies and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts are referred to as the "Funds"). In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the common stock owned by the Funds. Dimensional disclaims beneficial ownership of such securities. Information as to the shares of common stock that may be deemed to be owned beneficially by Dimensional (other than percentage ownership) is as of December 31, 2004, as set forth in a Schedule 13G dated February 9, 2005 and filed with the SEC.

(5)
AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle each of 26 Rue Drouot 75009 Paris, France (collectively, "Mutuelles AXA"), control AXA, 25 Avenue Mignon, 75008 Paris, France. AXA owns AXA Rosenberg Investment Management, LLC ("AXA Rosenberg") and AXA Financial, Inc. ("AXA Financial"), 1290 Avenue of the Americas, New York, New York 10104. AXA Financial owns Alliance Capital Management

  L.P. ("Alliance Capital"), a registered investment adviser. AXA Rosenberg may be deemed to have sole voting power over 620,800 shares of common stock and sole dispositive power over 1,403,000 shares of common stock. Alliance Capital may be deemed to have sole voting power over 593,150 shares of common stock, shared voting power over 11,300 shares of common stock and sole dispositive power over 697,232 shares of common stock. As the parent holding company of Alliance Capital, AXA Financial may be deemed to own the shares of common stock owned beneficially by Alliance Capital. AXA, as parent holding company of AXA Financial and AXA Rosenberg, and Mutuelles AXA, as a group, acting as a parent holding company of AXA, may be deemed to own the shares of common stock owned beneficially by Alliance Capital and the shares owned beneficially by AXA Rosenberg. Information as to the shares of common stock that may be deemed to be owned beneficially by each of Mutuelles AXA, AXA and AXA Financial (other than percentage ownership) is as of December 31, 2004, as set forth in a Schedule 13G dated February 14, 2005 and filed with the SEC.

Directors and Executive Officers

        The following table sets forth, as of June 27, 2005, the beneficial ownership of our common stock before this offering and after giving effect to this offering by our directors, our Chief Executive Officer and the four other most highly compensated executive officers, and all of our directors and executive officers as a group, without naming them.

				Number of Shares Beneficially Owned After the Sale of Shares Hereunder
	Shares Beneficially Owned
			Number of Shares to be Sold Hereunder
Name of Director or Executive Officer(1)
	Number	%		Number	%
Emanuel Chirico(2)	285,339	*	—	285,339	*
Edward H. Cohen	39,500	*	—	39,500	*
Francis K. Duane	94,167	*	—	94,167	*
Joseph B. Fuller	57,827	*	—	57,827	*
Joel H. Goldberg	37,500	*	—	37,500	*
Marc Grosman	38,500	*	—	38,500	*
Bruce J. Klatsky	190	*	—	190	*
Harry N.S. Lee(3)	42,309	*	—	42,309	*
Bruce Maggin	73,584	*	—	73,584	*
Henry Nasella	—	—	—	—	—
Christian Näther(4)	—	—	—	—	—
Rita N. Rodriguez	—	—	—	—	—
Allen E. Sirkin	230,807	*	—	230,807	*
Mark Weber	497,019	1.4	—	497,019	1.2
All directors and executive officers as a group (15 persons)	1,491,742	4.2	—	1,491,742	3.5

*
Less than 1% of the class.

(1)
The figures in the table directors and executive officers are based upon information furnished to the Company by the directors and executive officers. The figures do not include the shares held for the executive officers in the Master Trust for the PVH Stock Fund. The PVH Stock Fund is one of the investment options under the Company's Associates Investment Plans (the "AIPs"), which are employee benefit plans under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. Participants in the AIPs who make investments in the PVH Stock Fund may direct the vote of shares of common stock held in the Master Trust for the PVH Stock Fund only with respect to tender or exchange offers subject to Section 13(e) or Section 14(d) of the Securities

  Exchange Act of 1934, as amended (the "Exchange Act"), and matters which, if approved or disapproved, would result in a change in control of the Company (as defined in the AIPs). The committee that administers the AIP (the "AIP Committee") has the right to vote such shares for all other matters. These participants also have the right, subject to certain limitations, to receive a distribution of shares of common stock held for their benefit in the Master Trust, but the AIP Committee makes all other decisions regarding the disposition of common stock held in the Master Trust.

(2)
Emanuel Chirico's figure does not include the 1,064,601 shares of common stock held in the Master Trust for the PVH Stock Fund as of March 31, 2005 for all participants in the AIPs who invest in the PVH Stock Fund. Mr. Chirico is a member of the AIP Committee, which has the power, under most circumstances, to vote and dispose of the shares held in the Master Trust.

(3)
Harry N.S. Lee is an indirect minority shareholder of Vaneton International, Inc., which beneficially owns 3,850,101 shares of common stock. See Note 3 in "—Principal and Selling Stockholders."

(4)
Christian Näther is a partner of Apax Partners Beteiligungsberatung GmBH, which may be deemed an affiliate of each of Apax Partners Europe Managers Limited and Apax Europe V GP Co. Limited. Apax Partners Europe Managers Limited and Apax Europe V GP Co. Limited collectively beneficially own shares of the Series B preferred stock that are currently convertible into 14,624,073 shares of common stock. See Note 1 in "—Principal and Selling Stockholders."

        The figures in the foregoing table include 190 shares held by Mr. Klatsky's child, as to which Mr. Klatsky has disclaimed beneficial ownership, 12,000 shares held by Mr. Maggin as custodian for his children, as to which Mr. Maggin has disclaimed beneficial ownership, and 100 shares held by Mr. Sirkin's wife as custodian for one of Mr. Sirkin's children, as to which Mr. Sirkin has disclaimed beneficial ownership.

        The foregoing table also includes shares which the following directors and executive officers have the right to acquire within 60 days of June 27, 2005 upon the exercise of options granted under our stock option plans: Emanuel Chirico, 280,000 shares; Edward H. Cohen, 33,500 shares; Francis K. Duane, 80,772 shares; Joseph B. Fuller, 57,827 shares; Joel Goldberg, 37,500 shares; Marc Grosman, 37,500 shares; Harry N.S. Lee, 41,309 shares; Bruce Maggin, 41,309 shares; Allen E. Sirkin, 227,500 shares; Mark Weber, 461,250 shares; and all directors and executive officers as a group, including the foregoing, 1,376,949 shares.

Our Relationship with the Apax Affiliates

        The Apax affiliates purchased our Series B preferred stock for $250 million in February 2003, the proceeds of which we used to pay a portion of the purchase price for Calvin Klein.

        In connection with the voluntary conversion of Series B preferred stock by the Apax affiliates and their sale of the resulting common stock in this offering, we have agreed to make a payment to the Apax affiliates in the amount of $1.75 for each share of common stock that is sold in this offering. This payment is based upon the net present value of the dividends that we would have been obligated to pay the Apax affiliates through February 12, 2007 (the earliest time at which we believe that we would be able to force conversion of the Series B preferred stock into common stock), net of the net present value of the dividends payable on shares of common stock into which the Series B preferred stock is convertible over the same period. Under the registration rights agreement, we are obligated to bear certain expenses of this offering.

        In addition, in connection with this offering, the Apax affiliates have agreed to reduce the rights of the holders of our Series B preferred stock to elect up to three members of our board of directors. Currently, the Series B holders have one designee on our board. Pursuant to the terms of the Series B preferred stock (1) for so long as at least 65% of the shares of Series B preferred stock originally issued remain outstanding, holders of shares of Series B preferred stock are entitled to elect three directors of our company, (2) for so long as at least 35% but no more than 65% of these shares remain outstanding, holders are entitled to elect two directors and (3) for so long as at least 10% but not more than 35% of these shares remain outstanding, these holders are entitled to elect one director. Pursuant to the terms of our conversion agreement with the Apax affiliates, such Apax affiliates have agreed to reduce the right of holders of our Series B preferred stock to elect a director to our board as follows: so long as at least 10% of the shares of Series B preferred stock originally issued are outstanding, such holders will have the right to elect one director to our board, provided that, if prior to December 31, 2005, the Apax affiliates cause a second Series B designee to be elected to our board, then, so long as at least 35% of the originally-issued shares of our Series B preferred stock are outstanding, the holders of Series B preferred stock will have the right to elect two designees to our board of directors (reduced to one designee when the shares outstanding fall below that 35% threshold, and no director rights below 10%). The Apax affiliates also agreed to cause any subsequent purchasers of the Series B preferred stock to be bound by these provisions, and have agreed to vote in favor at our next annual meeting of stockholders of an amendment to our certificate of incorporation providing for this reduced board representation.

        See the section entitled "Selling Stockholders—Our Relationship with the Apax Affiliates" in the accompanying base prospectus for more information about our relationship with the Apax affiliates.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 100,000,000 shares of common stock, $1 par value per share, 125,000 shares of Series A preferred stock, $100 par value per share, 10,000 shares of Series B preferred stock, $100 par value per share, and 15,000 shares of undesignated preferred stock, $100 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

        As of June 27, 2005, there were 34,482,961 shares of common stock outstanding, which were held by approximately 945 stockholders of record. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

  Series A Preferred Stock

        In connection with our rights agreement, dated as of June 10, 1986, as amended, with the Bank of New York, as rights agent, we authorized 125,000 shares of Series A preferred stock and declared a distribution of one right to purchase Series A preferred stock for each outstanding share of our common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one right. Under certain circumstances, each right entitles the registered holder to acquire from us one one-hundredth of a share of our Series A preferred stock at an exercise price of $100. As of July 1, 2005, there were no shares of Series A preferred stock outstanding.

  Series B Preferred Stock

        On February 12, 2003, in connection with their investment in us, we issued the Apax affiliates 10,000 shares of our Series B preferred stock for an aggregate purchase price of $250.0 million. The holders of our Series B preferred stock are entitled to receive annual dividends of 8% per annum payable in cash. If we elect not to pay a cash dividend for any quarter, then the Series B preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend has been paid. As a result, it is possible that if we do not pay a cash dividend on the Series B preferred stock in any quarter through the fiscal 2018 (assuming no further issuances of common stock, including as a result of the exercise of stock options, and giving effect to this offering), a change in control will result at that time under our existing various indentures and certain other agreements. As of May 1, 2005, the liquidation preference of our Series B preferred stock was $264.7 million, as we elected not to pay a cash dividend for the quarters ended May 4, 2003, August 3, 2003 and November 2, 2003. The holders of at least a majority of the outstanding Series B preferred stock may elect to deem a sale of our company to be a liquidation.

        Our Series B preferred stock is convertible into our common stock, at the option of the holder, at an initial conversion rate, equal to the quotient of the liquidation preference of our Series B preferred stock divided by the purchase price of $14 per share, which is subject to adjustments for stock splits, dividends and combinations, reorganizations, mergers, consolidations, reclassifications and the issuance and sale of additional common stock. As of July 1, 2005, the outstanding shares of the Series B preferred stock were convertible into 18,910,438 shares of our common stock. If at any time after February 12, 2007, the market price of our common stock for any 60 consecutive trading days equals or exceeds 225% of the then conversion price of the Series B preferred stock, we may convert all of the Series B preferred stock into that number of fully paid and nonassessable shares of our common stock determined according to a specified formula. Following conversion of shares of the Series B preferred stock, the holders of the shares of our common stock issued upon conversion will be entitled to receive dividends at the same rate as all other holders of our common stock.

        On or after November 1, 2013, the holders holding a majority of our Series B preferred stock may require us to redeem our Series B preferred stock at a price equal to 100% of the liquidation preference on the redemption date.

        The holders of the Series B preferred stock, voting as a separate series, are currently entitled to elect directors to our board of directors, as follows:

  •
  as long as at least 65% of our Series B preferred stock is outstanding, the holders are entitled to elect three directors;

  •
  as long as more than 35% of our Series B preferred stock is outstanding, the holders are entitled to elect two directors; and

  •
  as long as more than 10% of our Series B preferred stock is outstanding, the holders are entitled to elect one director.

        In connection with this offering, the Apax affiliates have agreed to reduce the right of holders of our Series B preferred stock to elect a director to our board as follows: so long as at least 10% of the shares of Series B preferred stock originally issued is outstanding, such holders will have the right to elect one director to our board, provided that, if prior to December 31, 2005, the Apax affiliates cause a second Series B designee to be elected to our board, then, so long as at least 35% of the originally-issued shares of our Series B preferred stock are outstanding, the holders of Series B preferred stock will have the right to elect two designees to our board of directors (reduced to one designee when the shares outstanding fall below that 35% threshold and no director rights below 10%).

        For all matters put to a stockholder vote, each holder of the Series B preferred stock, voting together with the holders of our common stock, is entitled to the number of votes equal to the number of shares of our common stock into which the shares of our Series B preferred stock could be converted at the record date, or if not established, at the time of such vote.

        As of July 1, 2005, there were 10,000 shares of Series B preferred stock outstanding, which were held by approximately five stockholders of record.

  Undesignated Preferred Stock

        The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change in control of us without further action by the stockholders.

Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions

        Provisions of Delaware law and our certificate of incorporation and by-laws could make the following more difficult:

  •
  the acquisition of us by means of a tender offer;

  •
  the acquisition of us by means of a proxy contest or otherwise; or

  •
  the removal of our incumbent officers and directors.

        These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

        Requirements for Advance Notification of Stockholder Proposals and Director Nominations.    Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        No Cumulative Voting.    Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

        Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Registration Rights Agreement

        On February 12, 2003, we entered into a Registration Rights Agreement with certain of the Apax affiliates, as the holders of our Series B preferred stock, and the former stockholders of Calvin Klein, pursuant to which we may be required to register under the Securities Act shares of common stock owned by or issuable to such persons. We must maintain a registration statement for the common stock owned by or issuable to such persons for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act. Upon the election of the Apax affiliates, we must supplement such continuous offering with a supplementary prospectus to provide for an underwriting, if the shares of

Series B preferred stock to be converted into common stock in conjunction with the registration comprise at least 25% of the originally issued shares of Series B preferred stock in the aggregate, subject to the limitations and restrictions provided in the agreement. This prospectus supplement relates to such an election.

        Under certain circumstances, if we propose to register the sale of any of our securities under the Securities Act, the Apax affiliates have the right to participate in such registration, and proportionately in any sale.

        In connection with the aforementioned registrations, we will pay certain of the expenses incurred in the registration.

Investors' Rights Agreement

        On February 12, 2003, we entered into an Investors' Rights Agreement with the Apax affiliates in connection with our issuance of the Series B preferred stock, pursuant to which:

  •
  the holders of the Series B preferred stock may require that at least one of the directors designated by them pursuant to the Certificate of Designations for the Series B preferred stock be appointed to the audit committee, the compensation committee, the executive committee, the nominating committee, and/or any other committee performing similar functions of any of the foregoing committees, subject to applicable laws, rules and regulations (under current regulations, the holders are not permitted to require us to appoint one of their designees to our audit committee), see "—Preferred Stock—Series B Preferred Stock;"

  •
  for so long as the Apax affiliates own at least 50% of the originally issued shares of Series B preferred stock, we will not, without the prior written consent of at least a majority of the then-outstanding shares of Series B preferred stock: (1) substantially alter our business, (2) effect certain extraordinary transactions, including a sale of all or substantially all of our assets and a merger or consolidation in which more than 50% of our capital stock or total voting power is transferred or (3) effect any voluntary dissolution, liquidation or reorganization;

  •
  any holder that beneficially owns in excess of 10% of our voting securities will be given the reasonable opportunity to participate in any bidding process in connection with certain sales of us or our assets;

  •
  for so long as at least 50% of the originally issued Series B preferred stock remain outstanding, prior to the issuance or sale of any shares of voting securities or derivative securities, we will generally first give to each holder of Series B preferred stock the opportunity to purchase its ratable portion of such securities; and

  •
  the holders are restricted from (1) acquiring additional securities or assets of our company, (2) participating in any solicitation of proxies or consents relating to the election of directors, (3) inducing or attempting to induce any other person to initiate any stockholder proposal to seek election to or seek to place a representative on the board of directors or seek the removal of any member of the Board, (4) depositing any securities of our company in any voting trust or similar arrangement, (5) forming or joining a group of persons which would require the filing of a Schedule 13D under the Exchange Act and (6) for so long as the holders own voting securities representing in the aggregate at least 10% of the total voting power of our company, selling or otherwise disposing of any interest in any of our voting securities other than through a permitted disposition.

        The Investors' Rights Agreement may be terminated, among other ways, by the Apax affiliates at any time they beneficially own in the aggregate less than 10% of the total voting power of our company.

  Preferred Stock Rights Plan

        On June 10, 1986, the Board of Directors declared a distribution of one Right (the "Rights") to purchase Series A cumulative participating preferred stock for each share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

        Under certain circumstances each Right will entitle the registered holder to acquire from our company one one-hundredth of a share of Series A preferred stock at an exercise price of $100. The Right will be exercisable, except in certain circumstances, commencing ten days following a public announcement (i) that a person or group has acquired or obtained the right to acquire 20% or more of the common stock, in a transaction not approved by the Board of Directors or (ii) that a person or group has commenced or intends to commence a tender or exchange offer for 30% or more of the common stock, which we refer to as the Distribution Date.

        If we are the surviving corporation in a merger or other business combination, then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

        In the event we are not the surviving corporation or more than 50% of our company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive upon the exercise thereof at the then current exercise price of the Right, the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

        At any time prior to the close of business on the Distribution Date, we may redeem the Rights in whole, but not in part, at a price of $0.05 per Right. The Rights will expire June 16, 2006, unless such date is extended or the Rights are earlier redeemed by us.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of material United States federal income and estate tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders that acquire our common stock pursuant to this offering.

        In general, a "non-U.S. holder" means a beneficial owner of our common stock that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or any other entity taxable as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of United States federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of United States federal gift tax or United States state or local taxes or non-U.S. taxes. In addition, this discussion does not address tax considerations applicable to investors who may be subject to special treatment under the United States federal income tax laws (including, without limitation, United States expatriates, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States federal income tax, banks or other financial institutions, insurance companies, tax-exempt organizations, dealers in securities or commodities, traders, persons that own (or are deemed to own) more than 5% of our company, persons who hold our common stock as part of a hedge, straddle, conversion transaction or other risk reduction transaction, or persons deemed to sell our common stock under the constructive sale provisions of the Code). In addition, we have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in such partnership or member in such entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partnership or other pass-through entity holding our common stock, or a partner in such partnership or member in such entity, you should consult your tax advisor.

        If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular United States federal tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        In general, dividends we pay, if any, to a non-U.S. holder will be subject to United States withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this United States trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to United States withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. Under applicable Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Disposition of Common Stock

        In general, a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

  •
  the non-U.S. holder is subject to tax pursuant to the provisions of the Code regarding the taxation of United States expatriates; or

  •
  we are or have been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which we do not believe that we have been or currently are) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. We do not anticipate becoming a USRPHC. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to United States federal income tax, provided that our common stock continues to be "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

        Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        A non-U.S. holder generally will be subject to backup withholding and additional information reporting for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock by a non-U.S. holder within the United States or conducted through certain United States-related financial intermediaries, unless the holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

        The foregoing discussion of certain United States federal tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

        Lehman Brothers Inc., Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Piper Jaffray & Co. are acting as representatives of the underwriters. Under the terms of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from the selling shareholders the respective number of common stock shown opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

	No Exercise	Full Exercise
Per share
Total

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $           per share to other dealers. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $           (exclusive of underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

        Certain of the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 957,954 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,386,365 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

        We, our executive officers and the selling stockholders have agreed that, without the prior written consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC and subject to certain exceptions, we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 90 days from the date of this prospectus supplement other than permitted transfers. Lehman Brothers Inc. and Credit Suisse First Boston LLC may release us, any of the executive officers or any of the selling stockholders from these restrictions in their sole discretion, at any time and without notice.

        We are permitted during this period, without the prior consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC, to issue shares of our common stock (or other securities convertible into, or exercisable or exchangeable for shares of our common stock) upon conversion of convertible securities, or the exercise of warrants or options outstanding on the date hereof, and to issue employee equity incentives, including stock options and shares of restricted stock pursuant to existing employee benefit plans and associated rights under our Preferred Stock Purchase Rights Agreement.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        From time to time, certain of the underwriters and their related entities have engaged, and may engage in the future, in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Lehman Brothers Inc. acted as the broker-dealer for the sale of our Series B preferred stock to the Apax affiliates, for which it received customary fees and reimbursement of certain expenses. J.P. Morgan Securities or its affiliates serve as administrative agent, collateral agent and lead arranger and a lender under our senior secured revolving credit facility.

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for the selling stockholders by Dechert LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Dewey Ballantine LLP.

EXPERTS

        The consolidated financial statements of Phillips-Van Heusen Corporation for each of the five fiscal years ended January 30, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included herein, given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING INFORMATION

        Some of the matters discussed in this prospectus include forward-looking statements based on current expectations, estimates, forecasts and projections, beliefs and assumptions made by our management. You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets," "anticipating," "hope" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

        Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated, including, without limitation, the following: (i) our plans, strategies, objectives, expectations and intentions are subject to change at any time at our discretion; (ii) the levels of sales of our apparel and footwear products, both to our wholesale customers and in our retail stores, and the levels of sales of our licensees at wholesale and retail, and the extent of discounts and promotional pricing in which we and our licensees are required to engage, all of which can be affected by weather conditions, changes in the economy, fuel prices, reductions in travel, fashion trends, consolidations, repositionings and bankruptcies in the retail industries, repositioning of brands by our licensors and other factors; (iii) our plans and results of operations will be affected by our ability to manage our growth and inventory, including our ability to realize revenue growth from developing and growing Calvin Klein; (iv) our operations and results could be affected by quota restrictions (which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and technical expertise needed), the availability and cost of raw materials (particularly petroleum-based synthetic fabrics, which are currently in high demand), our ability to adjust timely to changes in trade regulations and the migration and development of manufacturers (which can affect where our products can best be produced), and civil conflict, war or terrorist acts, the threat of any of the foregoing or political and labor instability in the United States or any of the countries where our products are or are planned to be produced; (v) disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas; (vi) acquisitions and issues arising with acquisitions and proposed transactions, including without limitation, the ability to integrate an acquired entity into us with no substantial adverse affect on the acquired entity's, or our existing operations, employee relationships, vendor relationships, customer relationships or financial performance; (vii) the failure of our licensees to market successfully licensed products or to preserve the value of our brands, or their misuse of our brands and (viii) other risks and uncertainties listed under the caption "Risk Factors" and those indicated from time to time in our filings with the Securities and Exchange Commission, many of which are beyond our ability to control or predict. You are cautioned not to unduly rely on these forward-looking statements when evaluating the information included or incorporated by reference into this prospectus.

        The forward-looking statements in this prospectus supplement and accompanying base prospectus speak only as of the date of this prospectus supplement or the base prospectus, respectively, or other dates as specified in this prospectus or base prospectus, respectively. We undertake no obligation to review or revise any particular forward-looking statements included or incorporated by reference in this prospectus to reflect events, conditions or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share data)

	2004	2003	2002
Net sales	$1,460,235	$1,425,716	$1,380,272
Royalty and other revenues	181,193	143,120	11,766

Total revenues	1,641,428	1,568,836	1,392,038
Cost of goods sold	890,437	924,477	873,743

Gross profit	750,991	644,359	518,295
Selling, general and administrative expenses	621,855	588,577	449,260
Gain on sale of investments	743	3,496	—

Income before interest and taxes	129,879	59,278	69,035
Interest expense	44,643	37,476	23,892
Interest income	1,786	1,104	1,163

Income before taxes	87,022	22,906	46,306
Income tax expense	28,407	8,200	15,869

Net income	58,615	14,706	30,437
Preferred stock dividends	21,122	20,027	—

Net income (loss) available to common stockholders	$37,493	$(5,321)	$30,437

Basic net income (loss) per common share	$1.20	$(0.18)	$1.10

Diluted net income (loss) per common share	$1.14	$(0.18)	$1.08

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 30, 2005	February 1, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$124,114	$132,988
Accounts receivable, net of allowances for doubtful accounts of $3,085 and $5,863	93,447	96,691
Inventories	242,885	218,428
Prepaids	18,975	23,098
Other, including deferred taxes of $11,994 and $17,164	12,271	17,707

Total Current Assets	491,692	488,912
Property, Plant and Equipment	154,630	138,537
Goodwill	176,190	160,391
Tradenames	612,772	542,233
Perpetual License Rights	86,000	86,000
Other Intangible Assets	480	540
Other Assets	27,818	22,670

	$1,549,582	$1,439,283

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$54,531	$49,772
Accrued expenses	133,405	114,373
Deferred revenue	20,557	18,719

Total Current Liabilities	208,493	182,864
Long-Term Debt	399,512	399,097
Other Liabilities, including deferred taxes of $187,199 and $178,269	312,805	296,419
Series B convertible redeemable preferred stock; par value $100 per share; 10,000 shares authorized, issued and outstanding	264,746	264,746
Stockholders' Equity:
Preferred stock, par value $100 per share; 150,000 shares authorized (125,000 shares designated as Series A; 15,000 shares undesignated); no Series A or undesignated shares outstanding	—	—
Common stock, par value $1 per share; 100,000,000 shares authorized; shares issued 32,452,403 and 30,645,744	32,452	30,646
Additional capital	185,670	155,397
Retained earnings	178,507	145,649
Accumulated other comprehensive loss	(32,024)	(35,081)

	364,605	296,611
Less: 39,685 and 33,045 shares of common stock held in treasury-at cost	(579)	(454)

Total Stockholders' Equity	364,026	296,157

	$1,549,582	$1,439,283

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2004	2003	2002
Operating activities
Net income	$58,615	$14,706	$30,437
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	28,972	25,750	22,209
Amortization	3,050	2,820	3,469
Deferred income taxes	23,649	3,944	14,203
Impairment of long-lived assets	528	12,147	—
Prepayment penalty on early extinguishment of debt	7,293	—	—
Changes in operating assets and liabilities:
Receivables	3,244	3,603	13,180
Inventories	(24,457)	27,039	2,733
Accounts payable and accrued expenses	26,074	(17,316)	13,081
Tax benefit from exercise of stock options	7,321	371	168
Prepaids and other-net	8,360	(16,841)	5,748

Net Cash Provided By Operating Activities	142,649	56,223	105,228

Investing activities
Purchase of property, plant and equipment	(46,195)	(31,970)	(29,451)
Acquisition of Arrow tradename, including related fees	(70,539)	—	—
Contingent purchase price payments to Mr. Klein	(22,246)	(16,955)	—
Sale of investments	743	17,234	—
Acquisition of Calvin Klein, net of acquired cash	—	(401,565)	—

Net Cash Used By Investing Activities	(138,237)	(433,256)	(29,451)

Financing activities
Purchase and redemption, including prepayment penalty, of 9 1/2% senior subordinated notes	(157,293)	—	—
Proceeds from issuance of 7 1/4% senior unsecured notes, net of related fees	145,131	—	—
Proceeds from issuance of 10% secured term loan	—	125,000	—
Repayment of 10% secured term loan	—	(125,000)	—
Proceeds from issuance of 8 1/8% senior unsecured notes, net of related fees	—	144,696	—
Proceeds from issuance of Series B convertible redeemable preferred stock, net of related fees	—	249,250	—
Proceeds from revolving line of credit	—	16,500	—
Payments on revolving line of credit	—	(16,500)	—
Exercise of stock options	24,758	3,577	1,985
Acquisition of treasury shares	(125)	(68)	(60)
Cash dividends on common stock	(4,635)	(4,555)	(4,160)
Cash dividends on preferred stock	(21,122)	—	—

Net Cash Provided (Used) By Financing Activities	(13,286)	392,900	(2,235)

Increase (decrease) in cash	(8,874)	15,867	73,542
Cash at beginning of period	132,988	117,121	43,579

Cash at end of period	$124,114	$132,988	$117,121

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock
					Accumulated Other Comprehensive Loss
	Shares	$1 par Value	Additional Capital	Retained Earnings		Treasury Stock	Stockholders' Equity
February 3, 2002	27,646,172	$27,646	$121,659	$129,248	$(12,500)	$(326)	$265,727
Net income				30,437			30,437
Minimum pension liability, net of tax benefit of $13,300					(21,870)		(21,870)

Total comprehensive income							8,567
Stock options exercised	166,782	167	1,818				1,985
Tax benefit from exercise of stock options			168				168
Cash dividends on common stock				(4,160)			(4,160)
Acquisition of 3,954 treasury shares						(60)	(60)

February 2, 2003	27,812,954	27,813	123,645	155,525	(34,370)	(386)	272,227
Net income				14,706			14,706
Minimum pension liability, net of tax benefit of $400					(530)		(530)
Foreign currency translation adjustments, net of tax benefit of $111					(181)		(181)

Total comprehensive income							13,995
Stock options exercised	296,864	297	3,280				3,577
Tax benefit from exercise of stock options			371				371
Issuance of common stock and warrant related to Calvin Klein acquisition	2,535,926	2,536	28,101				30,637
Cash dividends on common stock				(4,555)			(4,555)
Preferred stock dividends				(20,027)			(20,027)
Acquisition of 4,464 treasury shares						(68)	(68)

February 1, 2004	30,645,744	30,646	155,397	145,649	(35,081)	(454)	296,157
Net income				58,615			58,615
Minimum pension liability, net of tax expense of $1,856					3,013		3,013
Foreign currency translation adjustments, net of tax expense of $27					44		44

Total comprehensive income							61,672
Stock options exercised	1,806,659	1,806	22,952				24,758
Tax benefit from exercise of stock options			7,321				7,321
Cash dividends on common stock				(4,635)			(4,635)
Preferred stock dividends				(21,122)			(21,122)
Acquisition of 6,640 treasury shares						(125)	(125)

January 30, 2005	32,452,403	$32,452	$185,670	$178,507	$(32,024)	$(579)	$364,026

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar and share amounts in thousands, except per share data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of Phillips-Van Heusen Corporation and its subsidiaries, taken as a whole (the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

        Fiscal Year—Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Results for 2004, 2003 and 2002 represent the 52 weeks ended January 30, 2005, February 1, 2004 and February 2, 2003, respectively.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Goodwill and Intangible Assets—Goodwill is tested for impairment annually, and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Under FASB Statement No. 142, "Goodwill and Other Intangible Assets," reporting units are defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Under these criteria, as of January 30, 2005, the Company had nine reporting units. The Company's goodwill relates to and is directly assigned to three of its reporting units. An impairment loss would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit and the carrying amount of reporting unit goodwill is determined to exceed the implied fair value of that goodwill. The estimated fair value of a reporting unit is calculated based on the reporting unit's percentage contribution of earnings to the Company and applied to the estimated fair market value of the Company.

        Indefinitely lived intangible assets not subject to amortization are tested for impairment annually, and between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life, which are thus subject to amortization, are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset, which is determined using the estimated undiscounted cash flows associated with the asset's use. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value.

        No impairment of goodwill or other intangible assets resulted from the Company's required annual impairment tests in 2004, 2003 and 2002.

        Asset Impairments—The Company reviews for and records impairment losses on long-lived assets (excluding goodwill and other indefinitely lived intangible assets) in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

        Inventories—Inventories related to our wholesale operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to our retail operations, comprised entirely of finished goods, are valued at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value inventories. Permanent and point of sale markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Cost for certain apparel inventories of $128,004 (2004) and $106,636 (2003) is determined using the last-in, first-out method (LIFO). Cost for all other inventories is determined using the first-in, first-out method (FIFO). At January 30, 2005 and February 1, 2004, no LIFO reserve was recorded because LIFO cost approximated FIFO cost.

        Property, Plant and Equipment—Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: Buildings and building improvements: 15-40 years; machinery, software and equipment: 3-10 years; furniture and fixtures: 7-10 years. Fixtures located in third party customer locations ("shops within a store") and their related costs are depreciated over three years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the related lease or the estimated useful life of the asset. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred.

        Deferred Rent Obligations and Contributions from Landlords—The Company accounts for rent expense under non-cancelable operating leases with scheduled rent increases on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. In addition, the Company receives build out contributions from landlords primarily as an incentive for the Company to lease retail store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

        Revenue Recognition—Sales are recognized upon shipment of products to customers since title passes upon shipment and, in the case of sales by the Company's outlet stores, when goods are sold to consumers. Allowances for estimated returns and discounts are provided when sales are recorded. Royalty revenue for licensees whose sales are expected to exceed contractual sales minimums, including licensee contributions toward advertising, is recognized when licensed products are sold by the Company's licensees. For licensees whose sales are not expected to exceed contractual sales minimums, royalty revenue is recognized based on contractual minimums.

        Accounts Receivable—Accounts receivable as shown on the consolidated balance sheets is net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted and third parties confirm the balance is not recoverable. Costs associated with potential returns of products as well as allowable customer markdowns and operational chargebacks, net of the expected recoveries, are part of the provision for allowances included in accounts receivable. These provisions result from divisional seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions.

        Advertising—Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Costs associated with cooperative advertising programs, under which the Company generally shares the cost of a customer's advertising expenditures, are treated as a reduction of revenue. Advertising expenses totalled $88,063 (2004), $64,803 (2003) and $20,609 (2002). The increase in advertising expenses in each year was due principally to additional advertising and promotion associated with the Company's acquisition of Calvin Klein Inc. and certain related companies on February 12, 2003.

        Shipping and Handling Fees and Costs—Shipping and handling fees billed to customers are included in net sales. Internal and external shipping and handling costs are included in cost of sales. Such costs include inbound freight costs, inspection costs, internal transfer costs and other product procurement related charges.

        Cost of Sales and Selling, General and Administrative Expenses—Costs associated with the production and procurement of product are included in cost of sales, including inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in selling, general and administrative expenses, including warehousing and distribution expenses as the predominant expenses associated therewith are general and administrative in nature, including rent, utilities and payroll.

        Income Taxes—The Company has recorded its provision for income taxes under the asset and liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Foreign Currency Translations—The consolidated financial statements of the Company are prepared in United States dollars as this is the currency of the primary economic environment in which the Company operates, and the vast majority of its revenue is received and expenses are disbursed in United States dollars. Adjustments resulting from translating the financial statements of business units which do not use the United States dollar as their functional currency are recorded in stockholders' equity as a component of accumulated other comprehensive loss.

        Derivative Financial Investments—The Company from time to time purchases foreign currency forward exchange contracts to hedge against changes in exchange rates. Forward exchange contracts are not held for the purpose of trading or speculation. The Company classifies such contracts as cash flow hedges because the principal terms of the forward exchange contracts are the same as the underlying forecasted foreign currency cash flows. Therefore, changes in the fair value of the forward contracts should be highly effective in offsetting changes in the expected foreign currency cash flows, and accordingly, changes in the fair value of forward exchange contracts are recorded in accumulated other comprehensive loss until the contracts mature. At January 30, 2005 and February 1, 2004, the Company owned no forward exchange contracts, and thus no amounts are recorded in accumulated other comprehensive loss.

        Reclassifications—For comparative purposes, certain prior period amounts have been reclassified to conform to the current period's presentation.

        Stock-Based Compensation—The Company accounts for its stock options under the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under APB Opinion No. 25, the Company does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

        The following table illustrates the effect on net income and net income (loss) per common share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123:

	2004	2003	2002
Net income—as reported	$58,615	$14,706	$30,437
Deduct: Stock-based compensation expense determined under fair value method, net of related tax effects	8,006	3,385	3,368

Net income—as adjusted	$50,609	$11,321	$27,069

Net income (loss) per common share:
Basic—as reported	$1.20	$(0.18)	$1.10

Diluted—as reported	$1.14	$(0.18)	$1.08

Basic—as adjusted	$0.95	$(0.29)	$0.98

Diluted—as adjusted	$0.90	$(0.29)	$0.97

        The assumptions used to calculate the fair value of stock options at their grant dates are presented in Note 2, "Stockholders' Equity."

        New Accounting Standards—In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." FASB Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, effective at the beginning of the first interim or annual period beginning after June 15, 2005, which will be the Company's third quarter of 2005. The Company is in the process of determining the impact FASB Statement No. 123R will have on its consolidated financial statements, which will depend, in part, on the timing and amount of any future stock option grants.

2.    STOCKHOLDERS' EQUITY

        Preferred Stock Rights—On June 10, 1986, the Company's Board of Directors declared a distribution of one Right (the "Rights") to purchase Series A Cumulative Participating Preferred Stock, par value $100 per share, for each outstanding share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

        Under certain circumstances, each Right will entitle the registered holder to acquire from the Company one one-hundredth (1/100) of a share of said Series A Preferred Stock at an exercise price of $100 per fractional share. The Rights will be exercisable, except in certain circumstances, commencing ten days following a public announcement that (i) a person or group has acquired or obtained the right to acquire 20% or more of the common stock, in a transaction not approved by the Board of Directors or (ii) a person or group has commenced or intends to commence a tender offer for 30% or more of the common stock (the "Distribution Date"). Rights held by any person or group triggering the exercisability of the Rights and their affiliates become void and unexercisable upon the occurrence of the triggering event.

        If the Company is the surviving corporation in a merger or other business combination then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

        In the event the Company is not the surviving corporation in a merger or other business combination, or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

        At any time prior to the close of business on the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.05 per Right. The rights are currently scheduled to expire on June 16, 2006.

Stock Option Plans

        Service-Based Stock Options—The Company grants non-qualified and incentive stock options ("ISOs") that are service-based. Options are granted with an exercise price equal to the closing price of the common stock on the trading date immediately preceding the date of grant. ISOs and non-qualified options granted have a ten-year duration. Depending upon which plan options have been granted under, options are cumulatively exercisable in either three installments commencing three years after the date of grant or in four installments commencing one year after the date of grant.

        For purposes of the disclosure requirements of FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," as illustrated in Note 1, "Summary of Significant Accounting Policies," the Company estimated the fair value of stock options granted at the date of grant using the Black-Scholes model. The estimated fair value of the options is then amortized to expense over the options' vesting period.

        The following summarizes the assumptions used to estimate the fair value of service-based stock options granted in each year:

	2004	2003	2002
Risk-free interest rate	3.76%	3.48%	4.75%
Expected option life	6 Years	6 Years	7 Years
Expected volatility	26.9%	29.5%	30.4%
Expected dividends per share	$0.15	$0.15	$0.15
Weighted average estimated fair value per share of options granted	$5.89	$3.79	$5.55

        Other data with respect to service-based stock options follows:

	Shares		Option Price Per Share		Weighted Average Price Per Share
Outstanding at February 3, 2002	4,406	$6.81	—	$31.63	$12.13
Granted	894	10.61	—	15.72	14.80
Exercised	167	7.50	—	14.75	11.90
Cancelled	267	9.38	—	22.38	12.33

Outstanding at February 2, 2003	4,866	6.81	—	31.63	12.62
Granted	1,038	12.34	—	16.70	12.55
Exercised	297	6.81	—	15.13	12.05
Cancelled	284	9.38	—	31.63	13.09

Outstanding at February 1, 2004	5,323	6.81	—	27.88	12.61
Granted	1,079	16.81	—	25.14	18.96
Exercised	1,401	6.81	—	16.55	12.24
Cancelled	130	9.38	—	27.88	15.68

Outstanding at January 30, 2005	4,871	$6.81	—	$25.14	$14.04

        Additional information regarding service-based stock options outstanding at January 30, 2005 follows:

Range of Exercise Prices Per Share	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share of Options Outstanding	Number of Shares Exercisable	Weighted Average Exercise Price Per Share of Exercisable Options
$ 6.81–$ 9.94	745	4.9	$9.43	742	$9.43
$10.90–$13.16	1,377	5.8	12.60	778	12.80
$13.40–$14.42	998	5.2	13.79	736	13.84
$14.55–$17.40	727	6.3	14.93	360	14.89
$17.66–$19.10	1,014	9.3	18.92	0	0
$19.50–$25.14	10	9.7	22.54	0	0

	4,871	6.3	$14.04	2,616	$12.42

        Performance-Based Stock Options—The Company made a grant in 2004 of 1,750 performance-based, non-qualified stock options to the Company's Chairman and Chief Executive Officer. The options were granted with an exercise price of $18.75, which was the closing price of the common stock on the trading date immediately preceding the date of grant. The options have a seven-year duration and vesting is partly contingent upon a 20-day average stock price of the Company's common stock. If the Company's 20-day average stock price reaches $22.50, 50% of the options vest. If the Company's 20-day average stock price reaches $25.00, 75% of the options vest. If the Company's 20-day average stock price reaches $27.50, 100% of the options vest. Conversely, if these targets are not achieved, the options fully vest six years after the date of grant. As of January 30, 2005, 75% of these options were vested.

        For purposes of the disclosure requirements of FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," as illustrated in Note 1, "Summary of Significant Accounting Policies," the Company estimated the fair value of stock options granted at the date of grant using the Black-Scholes model. The estimated fair value of the options is then amortized to expense over the options' vesting period.

        The following summarizes the assumptions used to estimate the fair value of performance based stock options granted:

2004
Weighted average risk-free interest rate	2.57%
Weighted average expected option life	3.6 Years
Weighted average expected volatility	26.3%
Expected dividends per share	$0.15
Weighted average estimated fair value per share of options granted	$4.16

        During 2004, 406 of these stock options were exercised, leaving 1,344 outstanding and 907 exercisable at January 30, 2005, with a remaining contractual life of 6.2 years.

        Total stock options available for grant at January 30, 2005 and February 1, 2004 amounted to 2,920 and 5,624 shares, respectively.

3.    ACQUISITION OF ARROW TRADENAME

        On December 10, 2004, the Company acquired the Arrow brand worldwide and the related licensing business from affiliates of Cluett American Group, Inc. for $70,539 in cash. The transaction consisted of the acquisition from Cluett American Corp., Consumer Direct Corporation and Cluett Peabody Holding Corp. of all of the outstanding shares of common stock of Cluett Peabody Resources Corporation ("Resources") and Cluett Peabody & Co., Inc. ("CP&Co."). Resources is the worldwide owner of the Arrow trademark, principally for apparel, footwear and related goods, and certain related marks. CP&Co. licenses the Arrow marks from Resources and, in turn, licenses them to third parties throughout the world. The Company has been licensing the Arrow marks in the United States from Resources and CP&Co. for use on and in connection with men's and boys' dress shirts and sportswear since mid-2000.

4.    ACQUISITION OF CALVIN KLEIN

        On February 12, 2003, the Company purchased all of the issued and outstanding stock of Calvin Klein Inc. and certain affiliated companies. The Company paid $401,565 in cash, net of $6,435 cash acquired, and issued 2,536 shares of the Company's common stock, valued at $30,000, in connection with the acquisition. The purchase price also included, in consideration of Mr. Klein's sale to the Company of all of his rights under a design services letter agreement with Calvin Klein Inc., a nine-year warrant in favor of Mr. Klein to purchase 320 shares of the Company's common stock at $28.00 per share, which the Company valued at $637 based on the Black-Scholes model, and contingent purchase price payments for 15 years based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands. Such contingent purchase price payments are recorded as an addition to goodwill.

        In connection with the acquisition, the Company recorded a liability of $19,724 in accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," principally related to severance and termination benefits for certain employees of the acquired entities and lease and other contractual obligations related to certain facilities which the Company no longer operates.

        Costs associated with these activities are as follows:

	Initial Liability Recorded	Incurred in 2003	Incurred and Adjusted in 2004	Liability at 1/30/05
Severance and termination benefits	$10,196	$5,296	$4,728	$172
Lease termination costs	8,303	3,424	4,050	829
Other exit costs	1,225	887	145	193

Total	$19,724	$9,607	$8,923	$1,194

        Included in costs incurred and adjusted in 2004 was an adjustment of $3,784 due principally to a change in the fair value of future lease payments for a facility which the Company no longer operates. The offset to the liability adjustment was recorded to goodwill. The actions related to these charges have been completed by the Company as planned. However, due to the extended terms of certain contractual obligations associated with these actions, the above liability remains as of January 30, 2005.

5.    EARNINGS PER SHARE

        The Company computed its basic and diluted net income (loss) per common share as follows:

	2004	2003	2002
Net income	$58,615	$14,706	$30,437
Less: Preferred stock dividends	21,122	20,027	—

Net income (loss) available to common stockholders for basic net income (loss) per common share	$37,493	$(5,321)	$30,437

Add back preferred stock dividends	21,122	—	—
Net income (loss) available to common stockholders for diluted net income (loss) per common share	$58,615	$(5,321)	$30,437

Weighted average common shares outstanding for basic net income (loss) per common share	31,117	30,314	27,770
Impact of dilutive employee stock options	1,610	—	395
Impact of assumed preferred stock conversion	18,910	—	—

Total shares for diluted net income (loss) per common share	51,637	30,314	28,165

Basic net income (loss) per common share	$1.20	$(0.18)	$1.10

Diluted net income (loss) per common share	$1.14	$(0.18)	$1.08

        Potentially dilutive securities excluded from the calculation of diluted net income (loss) per common share are as follows:

	2004	2003	2002
Antidilutive securities	$1,081	1,654	2,159

        In addition, employee stock options to purchase 695 common shares, which would have been dilutive had net income available to common stockholders been positive, were excluded from the computation of diluted net loss per common share for 2003 because 2003 net income available to common stockholders was a loss; the inclusion of such dilutive stock options would have been antidilutive to the net loss per common share computation. Conversion of the Company's convertible redeemable preferred stock into approximately 17,930 common shares outstanding for 2003 was not assumed because the inclusion thereof would have been antidilutive.

6.    SALE OF INVESTMENTS

        In 2004, the Company sold its investment in marketable securities for $743.

        In 2003, the Company sold its minority interest in Gant Company AB for $17,234, net of related fees, which resulted in a pre-tax gain of $3,496.

7.    INCOME TAXES

        Income taxes consist of:

	2004	2003	2002
Federal:
Current	$696	$—	$395
Deferred	25,760	3,944	13,808
State, foreign and local:
Current	4,062	4,256	1,666
Deferred	(2,111)	—	—

	$28,407	$8,200	$15,869

        The Federal current tax provision in 2004 and 2002 relates to alternative minimum tax.

        Taxes paid were $4,138 (2004), $4,389 (2003) and $1,197 (2002).

        The approximate tax effect of items giving rise to the deferred income tax liability recognized in the Company's balance sheets is as follows:

	2004	2003
Depreciation and amortization	$(19,534)	$(14,909)
Employee compensation and benefits	18,330	14,324
Tax loss and credit carryforwards	61,877	66,018
Minimum pension liability	19,544	21,400
Book versus tax basis difference related to identifiable intangible assets	(231,800)	(231,800)
Acquisition costs	(15,200)	(3,472)
Other-net	(2,348)	(913)

Subtotal	(169,131)	(149,352)
Less valuation allowance for:
State net operating loss carryforwards	(6,074)	(9,090)
Acquired net operating loss carryforwards	—	(2,663)

	$(175,205)	$(161,105)

        The Company has a valuation allowance for state net operating loss carryforwards for which the Company believes realization is unlikely. In 2004, the Company determined that loss carryforwards in certain states would be utilized against 2004 taxable income resulting in a current state tax benefit of $905, and additional net operating loss carryforwards in those states would more likely than not be utilized against future taxable income, resulting in a deferred state tax benefit of $2,111. As a result, the total reduction in the state loss carryforwards valuation allowance in 2004 was $3,016, which reduced income tax expense.

        The valuation allowance for acquired net operating loss carryforwards relates to a transaction to acquire certain license agreements in 2000. In 2004, the Company determined that realization of these loss carryforwards was more likely than not, and the valuation allowance was reversed as a reduction of goodwill.

        The Company is subject to examination of its income tax returns for multiple years by the Internal Revenue Service and other tax authorities. The Company periodically assesses the likelihood of adverse outcomes resulting from these examinations to determine the impact on its deferred taxes and income tax liabilities and the adequacy of its provision for income taxes.

        Included in the tax loss and credit carryforwards at the end of 2004 are $9,362 of state net operating loss carryforwards and Federal carryforward items of $52,515. Of the Federal amount, $8,383 is alternative minimum tax credits which never expire under the current Internal Revenue Code. The balance of the Federal tax loss and credit carryforwards expires principally between 2010 and 2023.

        A reconciliation of the statutory Federal income tax to the income tax expense is as follows:

	2004	2003	2002
Statutory 35% Federal tax	$30,458	$8,017	$16,207
State, foreign and local income taxes, net of Federal income tax benefit	1,779	670	745
Reduction in valuation allowance for state loss carryforwards	(2,111)	—	—
Other-net	(1,719)	(487)	(1,083)

Income tax expense	$28,407	$8,200	$15,869

        The foreign and domestic components of income before provision for income taxes are as follows:

	2004	2003	2002
Domestic	$89,363	$33,249	$46,306
Foreign	(2,341)	(10,343)	—

	$87,022	$22,906	$46,306

        On October 22, 2004, the American Jobs Creation Act of 2004 (the "AJCA") was signed by President Bush. The AJCA provides for a special one-time deduction of 85% of certain foreign earnings that are repatriated (as defined by the AJCA) in either an enterprise's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. The Company is in the process of evaluating the effects of the repatriation provision on its financial statements and expects to complete its evaluation by the end of its second quarter of 2005. The Company does not expect the provision to have a material impact on its financial statements.

8.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment, at cost, are summarized as follows:

	2004	2003
Land	$1,090	$1,090
Buildings and building improvements	27,341	26,036
Machinery, software and equipment	158,879	142,493
Furniture and fixtures	91,298	81,295
Shops within a store	5,294	—
Leasehold improvements	80,418	70,303

	364,320	321,217
Less: Accumulated depreciation	(209,690)	(182,680)

	$154,630	$138,537

        In a letter to the American Institute of Certified Public Accountants dated February 7, 2005, the Office of the Chief Accountant of the SEC expressed views regarding certain operating lease accounting issues and their application under generally accepted accounting principles. Historically, when accounting for leasehold improvements, the Company depreciated leasehold improvements on its leased properties over the useful life of the leasehold improvements, which is a method commonly utilized by retail companies. The Company believed this method was the most appropriate application of FASB Statement No. 13, "Accounting for Leases," based on the Company's circumstances. After considering the SEC's views, the Company corrected its method of accounting for leasehold improvements on its leased properties to depreciate leasehold improvements over the shorter of the expected lease term or the useful life of the leasehold improvements. The effect of the correction related to prior years was a $1,102 pre-tax non-cash charge recorded in the Company's consolidated financial statements in the fourth quarter of 2004. Based upon the Company's assessment of both qualitative and quantitative factors in determining materiality, prior years' financial results were not restated. As the correction relates solely to accounting treatment, it does not affect the Company's historical or future cash flows or timing of payments under related leases.

9.    LONG-TERM DEBT

        Long-term debt is as follows:

	2004	2003
7 1/4% senior unsecured notes due 2011	$150,000	$—
8 1/8% senior unsecured notes due 2013	150,000	150,000
7 3/4% debentures due 2023	99,512	99,501
9 1/2% senior subordinated notes due 2008	—	149,596

	$399,512	$399,097

        On February 18, 2004, the Company issued $150,000 of senior unsecured notes due 2011. The net proceeds of the offering after related fees were $145,131. The notes accrue interest at the rate of 7 1/4% per annum, which is payable semi-annually. The Company used the net proceeds of the issuance of the

7 1/4% senior unsecured notes and available cash to purchase and redeem its 9 1/2% senior subordinated notes due 2008. The total cash paid for purchase and redemption, including a prepayment penalty, was $157,293. The fair value of the 7 1/4% senior unsecured notes on January 30, 2005, based on current market price, was approximately $156,750. In connection with the 7 1/4% senior unsecured notes, the Company must maintain, among other things, a certain interest coverage ratio in order to make restricted payments, as defined in the indenture governing the notes, including cash dividends.

        In connection with the Calvin Klein acquisition, the Company entered into a 10% secured term loan agreement for $125,000 with the holders of the convertible redeemable preferred stock. On May 5, 2003, the Company issued $150,000 of senior unsecured notes due 2013. The net proceeds of the offering after related fees were $144,696. The Company used a portion of the net proceeds of the issuance to repay the $125,000 10% secured term loan from the holders of the convertible redeemable preferred stock, plus accrued interest. The notes accrue interest at the rate of 8 1/8% per annum, which is payable semi-annually. The fair value of these notes on January 30, 2005, based on current market price, was approximately $162,750. In connection with the 8 1/8% senior unsecured notes, the Company must maintain, among other things, a certain interest coverage ratio in order to make restricted payments, as defined in the indenture governing the notes, including cash dividends.

        The Company issued $100,000 of 7 3/4% debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. The fair value of these debentures on January 30, 2005, based on current market price, was approximately $106,000. In connection with the debentures, the Company must maintain a certain level of stockholders' equity in order to make restricted payments, as defined in the indenture governing the debentures, including cash dividends.

        The Company has a secured revolving credit facility which provides for revolving credit borrowings, as well as the issuance of letters of credit. The Company may, at its option, borrow and repay amounts up to a maximum of $325,000 under both the revolving credit borrowings and the issuance of letters of credit, with a sublimit of $30,000 for standby letters of credit and with no sublimit on trade letters of credit. Advances under the Revolving Credit Agreement are also limited to a borrowing base consisting of specified percentages of eligible categories of assets. Borrowing spreads and letters of credit fees are based on spreads above LIBOR and other available interest rates, with the spreads changing based upon a pricing grid. For example, revolving credit spreads range from 0 to 25 basis points over prime on prime rate loans, 125 to 225 basis points over LIBOR on LIBOR rate loans and 75 to 150 basis points on outstanding letters of credit. All outstanding borrowings and letters of credit under this credit facility are due December 15, 2009. As of January 30, 2005, the Company had no borrowings and $169,815 outstanding letters of credit under this facility.

        In connection with the revolving credit facility and the 7 3/4% debentures due 2023, substantially all of the Company's assets have been pledged as collateral.

        Interest paid was $39,459 (2004), $32,993 (2003) and $23,782 (2002). 2004 interest paid includes a $7,293 prepayment penalty on the early extinguishment of debt.

        There are no scheduled maturities of long-term debt until 2011.

10.    LEASES

        The Company leases retail stores, manufacturing facilities, warehouses, showrooms, office space and equipment. The leases generally provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally are renewable and provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

        At January 30, 2005, minimum annual rental commitments under non-cancelable operating leases, including leases for new retail stores which had not begun operating at January 30, 2005, are as follows:

2005	$77,794
2006	63,112
2007	51,973
2008	43,809
2009	34,011
Thereafter	108,412

Total minimum lease payments	$379,111

        At January 30, 2005, aggregate future minimum rentals to be received under non-cancelable subleases are $6,204.

        Rent expense is as follows:

	2004	2003	2002
Minimum	$80,306	$75,626	$65,843
Percentage and other	14,701	14,015	13,009
Less: Sublease rental income	(1,022)	—	—

	$93,985	$89,641	$78,852

11.    RETIREMENT AND BENEFIT PLANS

        The Company has noncontributory, defined benefit pension plans covering substantially all U.S. employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is the Company's policy to fund pension cost annually in an amount consistent with Federal law and regulations.

        The Company and its domestic subsidiaries also provide certain postretirement health care and life insurance benefits. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded. During 2002, the postretirement plan was amended to eliminate benefits for active participants who, as of January 1, 2003, had not attained age 55 and 10 years of service.

        The measurement date used to determine pension and postretirement measurements for the pension plans and postretirement plan for each year is December 31.

        Following is a reconciliation of the changes in the projected benefit obligation for each of the last two years:

	Pension Plans		Postretirement Plan
	2004	2003	2004	2003
Beginning of year	$194,755	$172,934	$38,997	$35,670
Service cost	5,176	3,982	—	—
Interest cost	12,262	11,514	2,341	2,444
Benefit payments	(9,504)	(8,388)	—	—
Benefit payments, net of retiree contributions	—	—	(2,471)	(2,667)
Actuarial loss	12,586	14,713	772	3,550
Plan amendments	785	—	—	—

End of year	$216,060	$194,755	$39,639	$38,997

        The accumulated benefit obligation for the pension plans was $203,586 and $186,112 at the end of 2004 and 2003, respectively.

        As of January 30, 2005, certain pension plans have projected and accumulated benefit obligations in excess of plan assets as follows:

	Benefit Obligation
	Projected	Accumulated
Aggregate benefit obligation	$211,896	$196,707
Aggregate fair value of plan assets	157,090	153,695

        Following is a reconciliation of the fair value of the assets held by the Company's pension plans for each of the last two years:

	2004	2003
Beginning of year	$127,092	$111,658
Actual return, net of plan expenses	18,307	22,031
Benefits paid	(9,504)	(8,388)
Company contributions	25,382	1,791

End of year	$161,277	$127,092

        The pension plan assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling pension expense volatility and future contributions. Plan assets are diversified among U.S. equities, international equities, fixed income investments and cash. The strategic target allocation is approximately 55% U.S. equities, 15% international equities and 30% fixed income investments. The following table illustrates the percentage of the fair value of total pension plan assets for each major category:

	2004	2003
U.S. equities	61%	61%
International equities	16%	11%
Fixed income investments	23%	27%
Other (including cash)	0%	1%

	100%	100%

        Net benefit cost recognized in each of the last three years is as follows:

	Pension Plans			Postretirement Plan
	2004	2003	2002	2004	2003	2002
Service cost, including plan expenses	$5,336	$4,156	$3,371	$—	$—	$67
Interest cost	12,262	11,514	10,998	2,341	2,444	2,012
Amortization of net loss	6,976	3,867	161	1,238	1,166	388
Amortization of transition asset	—	—	(21)	—	—	—
Expected return on plan assets	(12,535)	(11,796)	(12,393)	—	—	—
Amortization of prior service cost	1,981	1,856	1,949	(444)	(444)	(444)

	$14,020	$9,597	$4,065	$3,135	$3,166	$2,023

        Following is a reconciliation of the projected benefit obligation at the end of each of the last two years to the amounts recognized on the balance sheet:

	Pension Plans		Postretirement Plan
	2004	2003	2004	2003
Projected benefit obligation at year-end	$216,060	$194,755	$39,639	$38,997
Unrecognized prior service cost	(2,373)	(3,569)	4,435	4,879
Unrecognized losses	(64,626)	(64,948)	(17,362)	(17,828)
Employer contributions made after December 31	(3,323)	(17,612)	(204)	(224)
Minimum pension liability	51,431	56,300	—	—
Plan assets at fair value	(161,277)	(127,092)	—	—

Amount recognized in other liabilities	$35,892	$37,834	$26,508	$25,824

        Currently, the Company does not expect to make any material contributions to the pension plans in 2005. Expected benefit payments associated with the Company's pension plans, and expected benefit payments net of retiree contributions associated with the Company's postretirement benefit plan, are as follows:

	Pension Plans	Postretirement Plan
2005	$8,900	$3,301
2006	9,183	3,485
2007	9,541	3,597
2008	10,093	3,665
2009	10,712	3,843
2010-2014	69,106	17,144

        The health care cost trend rate assumed for 2005 is 10.0% and is assumed to decrease by 0.5% per year through 2014. Thereafter, the rate assumed is 5.0%. If the assumed health care cost trend rate increased or decreased by 1%, the aggregate effect on the service and interest cost components of the net postretirement benefit cost for 2004 and on the postretirement projected benefit obligation at January 30, 2005 would be as follows:

	1% Increase	1% Decrease
Impact on service and interest cost	$215	$(186)
Impact on year-end projected benefit obligation	$3,767	$(3,256)

        On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides guidance on accounting for the Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. This guidance is effective for periods beginning after June 15, 2004. The Company expects that application of this guidance will not have a material impact on the Company's Consolidated Financial Statements.

        Significant rate assumptions used in determining the projected benefit obligations at the end of each year and benefit cost in the following year, were as follows:

	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%
Rate of increase in compensation levels (applies to pension plans only)	4.00%	4.00%	4.00%
Long-term rate of return on assets	8.25%	8.25%	8.75%

        To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

        The Company has an unfunded supplemental defined benefit plan covering 23 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age 55. At January 30, 2005 and February 1, 2004, $16,913 and $15,789, respectively, are included in other liabilities as the accrued cost of this plan.

        The Company has a savings and retirement plan and a supplemental savings plan for the benefit of its eligible employees who elect to participate. The Company matches a portion of employee contributions to the plans. Matching contributions were $3,706 (2004), $3,863 (2003) and $3,061 (2002).

12.    CONVERTIBLE REDEEMABLE PREFERRED STOCK

        In connection with the Calvin Klein acquisition, the Company issued $250,000 of convertible redeemable preferred stock. The cash proceeds from this issuance after related fees were $249,250. The convertible redeemable preferred stock has a conversion price of $14.00 per share and a dividend rate of 8% per annum, payable quarterly, in cash. If the Company elects not to pay a cash dividend for any quarter, then the convertible redeemable preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. As of January 30, 2005, the liquidation preference of the convertible redeemable preferred stock was $264,746. Conversion may occur any time at the option of the preferred stockholders. Conversion may occur at the Company's option after February 12, 2007, if the market value of the Company's common stock equals or exceeds 225% of the conversion price then in effect for 60 consecutive days.

        The preferred stockholders can require the Company to redeem for cash all of the then outstanding shares of convertible redeemable preferred stock on or after November 1, 2013. On all matters put to a vote to holders of common stock, each holder of shares of the convertible redeemable preferred stock is entitled to the number of votes equal to the number of shares that would be issued upon conversion of the convertible redeemable preferred stock into common stock. The preferred stockholders have the right to elect separately as a class three directors and to have one of their directors serve on the compensation, nominating and executive committees of the Company's board, subject to applicable law, rule and regulation.

13.    GOODWILL AND OTHER INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill, by segment, are as follows:

	Apparel and Related Products	Calvin Klein Licensing	Total
Balance as of February 2, 2003	$94,742	$—	$94,742
Goodwill recorded related to Calvin Klein acquisition	—	48,694	48,694
Contingent purchase price payments to Mr. Klein	—	16,955	16,955

Balance as of February 1, 2004	94,742	65,649	160,391
Calvin Klein acquisition liability adjustment	—	(3,784)	(3,784)
Realization of acquisition tax loss carryforwards	(2,663)	—	(2,663)
Contingent purchase price payments to Mr. Klein	—	22,246	22,246

Balance as of January 30, 2005	$92,079	$84,111	$176,190

        Intangible assets subject to amortization consist of a covenant not to compete with balances as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 1, 2004	$600	$60	$540
Amortization	—	60	(60)

Balance as of January 30, 2005	$600	$120	$480

        Amortization expense is expected to be $60 in each of the next eight years.

        Intangible assets not subject to amortization consist of the following:

	2004	2003
Tradenames	$612,772	$542,233
Perpetual license rights	86,000	86,000

Total	$698,772	$628,233

        The increase in tradenames was due to the Company's acquisition of Arrow on December 10, 2004. The Company is in the process of obtaining a third-party valuation of the Arrow tradename. Therefore, the amount recorded to tradenames is subject to adjustment.

        At the end of 2004, accumulated amortization was $16,849 for goodwill and $587 for other intangible assets. At the end of 2003, accumulated amortization was $16,849 for goodwill and $527 for other intangible assets.

14.    COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

        The following table sets forth the detail of accumulated other comprehensive loss, net of related taxes:

	2004	2003
Minimum pension liability adjustment	$(31,887)	$(34,900)
Foreign currency translation adjustment	(137)	(181)

	$(32,024)	$(35,081)

15.    ASSET IMPAIRMENTS, ACTIVITY EXIT COSTS AND OTHER CHARGES

Licensing the Bass Wholesale Business

        In the fourth quarter of 2003, the Company announced the licensing of the Bass brand for wholesale distribution of footwear to Brown Shoe Company, Inc. and the Company's exiting of the wholesale footwear business. In connection with exiting the wholesale footwear business, the Company relocated its retail footwear operations from South Portland, Maine to its New York, New York and Bridgewater, New Jersey offices.

        Costs associated with these activities are as follows:

	Total Expected to be Incurred	Incurred in 2004	Cumulative Incurred Through 1/30/05
Severance and termination benefits	$6,238	$4,529	$6,238
Long-lived asset impairments	3,130	—	3,130
Inventory liquidation costs	4,891	262	4,891
Lease termination costs	2,959	2,959	2,959
Relocation of retail operations and other costs	5,024	4,893	5,024

Total	$22,242	$12,643	$22,242

        The lease termination costs relate to the Company's facility in South Portland, Maine. Under FASB Statement No. 146 "Accounting for Costs Associated with Exit and Disposal Activities," such costs were recorded based on their fair value when the facility ceased to be used. The long-lived asset impairments relate principally to leasehold improvements in the South Portland, Maine facility and to various information systems that specifically supported the Company's wholesale footwear business.

        All costs associated with these activities are included in selling, general and administrative expenses of the Apparel and Related Products segment, except for inventory liquidation costs, which are included in cost of goods sold of the Apparel and Related Products segment.

        Liabilities recorded in connection with these activities are as follows:

	Liability at 2/1/04	Costs Incurred During 2004	Costs Paid During 2004	Liability at 1/30/05
Severance and termination benefits	$1,660	$4,529	$4,656	$1,533
Lease termination costs	—	2,959	392	2,567

Total	$1,660	$7,488	$5,048	$4,100

        The actions related to this plan have been completed by the Company. However, due to the extended terms of certain contractual obligations associated with these actions, the above liability remains as of January 30, 2005.

Retail Store Asset Impairment and Store Closings

        During 2003 and 2002, the Company's retail outlet stores were under significant competitive pressure, which resulted in negative same store sale comparisons and reduced overall profitability. This condition was an impairment indicator which caused the Company to evaluate its portfolio of stores to determine whether the net book value of the long-lived assets within the stores, principally leasehold improvements, was recoverable.

        Based on this evaluation, during the fourth quarter of 2003, the Company determined that the long-lived assets in approximately 200 stores were not recoverable, which resulted in the Company recording an impairment of $9,017. This determination was made by comparing each store's expected undiscounted future cash flows to the carrying amount of the long-lived assets, and for each store in which the long-lived assets were not deemed recoverable, the net book value of the long-lived assets in excess of the fair value was written off. Fair value was estimated based on the Company's past experience in disposing of leasehold improvements of stores which it has closed.

        In connection with the recording of the impairment of long-lived assets, the Company determined it would close a significant number of the impaired stores. Costs associated with these activities are as follows:

	Total Expected to be Incurred	Incurred in 2004	Cumulative Incurred Through 1/30/05
Severance and termination benefits	$573	$428	$573
Lease termination costs	1,868	(110)	1,868
Inventory liquidation costs	1,072	1,072	1,072

Total	$3,513	$1,390	$3,513

        The charges for the asset impairment, severance and termination benefits and lease termination costs are included in selling, general and administrative expenses of the Apparel and Related Products segment. Inventory liquidation costs are included in cost of goods sold of the Apparel and Related Products segment.

        Liabilities recorded in connection with these activities are as follows:

	Liability at 2/1/04	Costs Incurred During 2004	Costs Paid During 2004	Liability at 1/30/05
Lease termination costs	$1,500	$(110)	$1,390	$0

        The actions related to this plan have been completed by the Company.

        In the fourth quarter of 2004, the level of profitability in three retail outlet stores (all residing in the same outlet center) was an impairment indicator and caused the Company to evaluate whether the net book value of the long-lived assets within the stores, principally leasehold improvements, was recoverable. Based on this evaluation, the Company determined that the long-lived assets were not recoverable and recorded an impairment of $528, which is included in selling, general and administrative expenses of the Apparel and Related Products segment. This determination was made by comparing each store's expected undiscounted future cash flows to the carrying amount of the long-lived assets. Since the long-lived assets in each store were deemed not recoverable, the net book value of the long-lived assets in excess of the fair value was written off. Fair value was estimated based on net present value of the future cash flows expected from these stores.

16.    NONCASH INVESTING AND FINANCING TRANSACTIONS

        Omitted from the Financing activities section of the Consolidated Statements of Cash Flows for 2004 was a $2,081 write-off of prepaid financing fees associated with the purchase and redemption of the Company's 9 1/2% senior subordinated notes.

        Omitted from the Investing activities and Financing activities sections of the Consolidated Statements of Cash Flows for 2003 were certain noncash transactions related to the Calvin Klein acquisition. As part of the purchase price, the Company issued shares of its common stock, valued at $30,000, to the selling shareholders. In addition, the Company issued a nine-year warrant to purchase the Company's common stock at an exercise price of $28.00 to Mr. Klein, valued at $637.

        Omitted from the Financing activities section of the Consolidated Statements of Cash Flows for 2003 were preferred dividends of $20,027 the Company's convertible redeemable preferred stock, as the Company elected not to pay a cash dividend in each of the first three quarters of 2003. The Company declared a cash dividend on convertible redeemable preferred stock in the fourth quarter of 2003 that was paid in the first quarter of 2004.

17.    SEGMENT DATA

        The Company manages and analyzes its operating results by two business segments: (i) Apparel and Related Products segment and (ii) Calvin Klein Licensing segment. In identifying its reportable segments, the Company evaluated its operating divisions and product offerings. The Company aggregates the results of its dress shirt and sportswear divisions into the Apparel and Related Products segment. This segment derives revenues from marketing dress shirts and sportswear and, to a lesser extent, footwear and other accessories, principally under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow, Kenneth Cole New York, Kenneth Cole Reaction, Bass/G.H. Bass & Co., Calvin Klein, ck Calvin Klein, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps and Sean John. The Calvin Klein Licensing segment derives revenues from (a) licensing and similar arrangements worldwide of the Calvin Klein Collection, Calvin Klein and ck Calvin Klein brands for a broad array of products and (b) the marketing, directly by the Company, through three Calvin Klein image stores, of high-end apparel and accessories collections for men and women under the Calvin Klein Collection brand. The Company includes the Calvin Klein Collection business in the Calvin Klein Licensing segment because management views the purpose of the Calvin Klein Collection business as building and marketing the Calvin Klein brands, which supports and benefits all of the brands' licensing businesses.

	Segment Data
	2004		2003		2002
Revenues—Apparel and Related Products
Net sales	$1,448,761		$1,390,665		$1,380,272
Royalty and other revenues	20,682		14,228		11,766

Total	1,469,443		1,404,893		1,392,038
Revenues—Calvin Klein Licensing
Net sales	11,474		35,051		—
Royalty and other revenues	160,511		128,892		—

Total	171,985		163,943		—
Total revenues
Net sales	1,460,235		1,425,716		1,380,272
Royalty and other revenues	181,193		143,120		11,766

Total	$1,641,428		$1,568,836		$1,392,038

Operating income—Apparel and Related Products	$106,078	(1)	$74,636	(2)	$94,514
Operating income—Calvin Klein Licensing	56,921		9,366	(3)	—
Corporate expenses(4)	33,120		24,724		25,479

Income before interest and taxes	$129,879		$59,278		$69,035

(1)
Operating income for the Apparel and Related Products segment in 2004 includes $14,033 of costs associated with the closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's retail footwear operations.

(2)
Operating income for the Apparel and Related Products segment in 2003 includes $20,739 of costs associated with the impairment and closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's retail footwear operations.

(3)
Operating income for the Calvin Klein Licensing segment in 2003 includes $36,366 of costs related to the integration of Calvin Klein, which consist of (a) the operating losses of certain Calvin Klein businesses, principally relating to the men's and women's wholesale collection apparel businesses, which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions. |

(4)
Corporate expenses represent overhead operating expenses that the Company does not allocate to its segments and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure. Corporate expenses in 2004 and 2003 include a pre-tax gain of $743 and $3,496, respectively, related to the Company's sale of investments.

        No single customer accounted for greater than 10% of the Company's revenues in 2004, 2003 or 2002. Assuming the merger of Federated Department Stores, Inc. and The May Department Stores Company announced on February 28, 2005, the emerging company would have accounted for 12.5% of the Company's revenues in 2004.

	2004	2003	2002
Identifiable Assets
Apparel and Related Products	$617,691	$518,866	$474,822
Calvin Klein Licensing	656,894	632,490	—
Corporate	274,997	287,927	296,878

	$1,549,582	$1,439,283	$771,700

Depreciation and Amortization
Apparel and Related Products	$25,963	$24,003	$22,753
Calvin Klein Licensing	2,171	1,583	—
Corporate	3,888	2,984	2,925

	$32,022	$28,570	$25,678

Identifiable Capital Expenditures
Apparel and Related Products	$42,060	$28,179	$26,519
Calvin Klein Licensing	1,828	1,388	—
Corporate	2,307	2,403	2,932

	$46,195	$31,970	$29,451

        Assets related to the Company's segments are principally located in the United States.

        Revenues for the Apparel and Related Products segment occurred principally in the United States. Revenues for the Calvin Klein Licensing segment occurred as follows:

	2004	2003
Domestic	$81,176	$92,995
Foreign	90,809	70,948

	$171,985	$163,943

18.    OTHER COMMENTS

        The Company has guaranteed the payment of certain purchases made by one of the Company's suppliers from a raw material vendor. The maximum amount guaranteed under the contract is $2,500. The guarantee expires on January 31, 2006.

        One of the Company's directors, Mr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 2004, 2003 and 2002, the Company purchased approximately $15,295, $13,507 and $14,390, respectively, of products from TAL Apparel Limited and certain related companies.

        One of the Company's directors, Joel H. Goldberg, owns Career Consultants Inc. and S&K Associates, Inc. During 2004, 2003 and 2002, the Company purchased services of approximately $1,220, $1,294 and $1,083, respectively, from Mr. Goldberg and his two companies for management consulting and recruiting.

        Included in selling, general and administrative expenses are foreign currency transaction gains of $599 (2004), $1,019 (2003) and $12 (2002).

        Included in accrued expenses are certain incentive compensation costs of $13,908 as of January 30, 2005.

        The Company is a party to certain litigation which, in management's judgment, based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

        During each of 2004, 2003 and 2002, the Company paid four $0.0375 per share cash dividends on its common stock.

PHILLIPS-VAN HEUSEN CORPORATION

SELECTED QUARTERLY FINANCIAL DATA—UNAUDITED

(In thousands, except share data)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
	2004(1)	2003(6)	2004(2)	2003(7)	2004(3)	2003(8)	2004(4,5)	2003(9)
Total revenues(10)	$378,238	$379,496	$375,924	$379,378	$473,456	$453,597	$413,810	$356,365
Gross profit(10)	170,286	157,433	173,003	158,083	209,912	178,325	197,790	150,518
Net income (loss)	1,593	(2,153)	12,990	8,977	26,741	17,034	17,291	(9,512)
Basic net income (loss) per common share	(0.12)	(0.22)	0.25	0.13	0.69	0.39	0.38	(0.47)
Diluted net income (loss) per common share	(0.12)	(0.22)	0.24	0.13	0.52	0.34	0.33	(0.47)
Price range of common stock per share
High	19.95	13.74	19.46	15.20	23.27	17.23	29.95	18.30
Low	17.08	11.16	16.45	12.65	17.56	13.72	22.57	16.27

(1)
The first quarter of 2004 includes charges of $9,374 related to debt extinguishment costs and $5,796 related to costs associated with the closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations. The tax effect of these charges was a benefit of $5,310.

(2)
The second quarter of 2004 includes charges of $1,512 related to costs associated with the closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations. The tax effect of these charges was a benefit of $529.

(3)
The third quarter of 2004 includes charges of $6,551 related to costs associated with the closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations. The tax effect of these charges was a benefit of $2,293.

(4)
The fourth quarter of 2004 includes charges of $174 related to costs associated with the closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations. The tax effect of these charges was a benefit of $61. Also included in net income was the realization of certain state net operating loss carryforwards recorded as a tax benefit of $3,016.

(5)
The fourth quarter of 2004 includes a charge of $2,059 related to the Company's correction of its leasehold improvement depreciation expense. Of such amount, $1,102 related to prior years and $957 related to the first three quarters of 2004. The tax effect of the aggregate amount was a benefit of $721. Additional information regarding this charge is included in Note 8, "Property, Plant and Equipment," to the Consolidated Financial Statements.

(6)
The first quarter of 2003 includes charges of $15,126 related to Calvin Klein integration costs. The tax effect of these charges was a benefit of $5,143. Calvin Klein integration costs consist of (a) the operating losses of certain Calvin Klein businesses that the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

(7)
The second quarter of 2003 includes charges of $7,198 related to Calvin Klein integration costs and a $3,496 gain resulting from the Company's sale of its minority interest in Gant. The net tax effect of these items was a benefit of $1,071.

(8)
The third quarter of 2003 includes charges of $6,030 related to Calvin Klein integration costs. The tax effect of these charges was a benefit of $1,604.

(9)
The fourth quarter of 2003 includes charges of $8,012 related to Calvin Klein integration costs, charges of $9,599 associated with exiting the wholesale footwear business and relocating the Company's retail operations, and charges of $11,140 associated with the impairment and closing of certain retail outlet stores. The tax effect of these charges was a benefit of $9,997.

(10)
In the second quarter of 2004, the Company reclassified its recording of cooperative advertising expense to be a reduction of revenue. As a result, the Company's previously disclosed total for revenues and gross profit in its first quarter 2004 report on Form 10-Q differs from the amounts shown. The reclassification had no effect on net income.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips-Van Heusen Corporation

        We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 30, 2005 and February 1, 2004, and the related consolidated income statements, consolidated statements of changes in stockholders' equity and consolidated statements of cash flows for each of the three years in the period ended January 30, 2005. Our audits also included the financial statement schedule included in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at January 30, 2005 and February 1, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 30, 2005 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Phillips-Van Heusen Corporation's internal control over financial reporting as of January 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2005, expressed an unqualified opinion thereon.

                      E&Y SIGNATURE STAMP

New York, New York
March 21, 2005

PHILLIPS-VAN HEUSEN CORPORATION

TEN YEAR FINANCIAL SUMMARY

(In thousands except per share data, percents and ratios)

	2004(1)	2003(2)	2002	2001(3)	2000(4)
Summary of Operations
Revenues
Apparel and Related Products	$1,469,443	$1,404,893	$1,392,038	$1,418,185	$1,440,719
Calvin Klein Licensing	171,985	163,943	—	—	—

	1,641,428	1,568,836	1,392,038	1,418,185	1,440,719
Cost of goods sold and expenses	1,511,549	1,509,558	1,323,003	1,377,046	1,370,182

Income (loss) before interest and taxes	129,879	59,278	69,035	41,139	70,537
Interest expense, net	42,857	36,372	22,729	24,451	22,322
Income tax expense (benefit)	28,407	8,200	15,869	6,008	18,115

Net income (loss)	$58,615	$14,706	$30,437	$10,680	$30,100

Per Share Statistics
Basic net income (loss) per common share	$1.20	$(0.18)	$1.10	$0.39	$1.10
Diluted net income (loss) per common share	1.14	(0.18)	1.08	0.38	1.10
Dividends paid per common share	0.15	0.15	0.15	0.15	0.15
Stockholders' equity per common share	11.23	9.68	9.80	9.62	9.80
Financial Position
Current assets	491,692	488,912	451,127	405,300	436,381
Current liabilities	208,493	182,864	127,439	114,358	138,095
Working capital	283,199	306,048	323,688	290,942	298,286
Total assets	1,549,582	1,439,283	771,700	708,933	724,364
Long-term debt	399,512	399,097	249,012	248,935	248,851
Convertible redeemable preferred stock	264,746	264,746	—	—	—
Stockholders' equity	$364,026	$296,157	$272,227	$265,727	$268,561
Other Statistics
Total debt to total capital(7)	38.9%	41.6%	47.8%	48.4%	48.1%
Net debt to net capital(8)	30.5%	32.2%	32.6%	43.6%	46.0%
Current ratio	2.4	2.7	3.5	3.5	3.2
Average common shares outstanding	31,117	30,314	27,770	27,595	27,305

(1)
2004 includes pre-tax charges of $9,374 related to debt extinguishment costs, pre-tax charges of $14,033 associated with the closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations and a $3,016 tax benefit associated with the realization of certain state net operating loss carryforwards.

(2)
2003 includes pre-tax charges of $36,366 related to integration costs associated with the Company's acquisition of Calvin Klein Inc. and certain affiliated companies, pre-tax charges of $20,739 associated with the impairment and closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations and a pre-tax gain of $3,496 resulting from the Company's sale of its minority interest in Gant. Calvin Klein integration costs consist of (a) the operating losses of certain Calvin Klein businesses which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

(3)
2001 includes pre-tax charges of $21,000 for restructuring and other expenses.

(4)
2000 and 1996 include 53 weeks of operations.

(5)
1997 includes pre-tax charges of $132,700 for restructuring and other expenses.

(6)
1995 includes pre-tax charges of $27,000 for restructuring and other expenses.

(7)
Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(8)
Net debt and net capital are total debt and total capital reduced by cash.

PHILLIPS-VAN HEUSEN CORPORATION

TEN YEAR FINANCIAL SUMMARY (CONTINUED)

(In thousands except per share data, percents and ratios)

	1999	1998	1997(5)	1996(4)	1995(6)
Summary of Operations
Revenues
Apparel and Related Products	$1,260,533	$1,293,907	$1,341,465	$1,351,722	$1,456,204
Calvin Klein Licensing	—	—	—	—	—

	1,260,533	1,293,907	1,341,465	1,351,722	1,456,204
Cost of goods sold and expenses	1,212,223	1,250,422	1,428,618	1,303,984	1,435,631

Income (loss) before interest and taxes	48,310	43,485	(87,153)	47,738	20,573
Interest expense, net	22,430	27,743	20,672	23,164	23,199
Income tax expense (benefit)	9,007	3,915	(41,246)	6,044	(2,920)

Net income (loss)	$16,873	$11,827	$(66,579)	$18,530	$294

Per Share Statistics
Basic net income (loss) per common share	$0.62	$0.43	$(2.46)	$0.69	$0.01
Diluted net income (loss) per common share	0.62	0.43	(2.46)	0.68	0.01
Dividends paid per common share	0.15	0.15	0.15	0.15	0.15
Stockholders' equity per common share	8.86	8.39	8.11	10.73	10.20
Financial Position
Current assets	425,970	368,017	385,018	362,958	444,664
Current liabilities	124,580	132,686	133,335	122,266	183,126
Working capital	301,390	235,331	251,683	240,692	261,538
Total assets	673,748	674,313	660,459	657,436	749,055
Long-term debt	248,784	248,723	241,004	189,398	229,548
Convertible redeemable preferred stock	—	—	—	—	—
Stockholders' equity	$241,685	$228,888	$220,305	$290,158	$275,292
Other Statistics
Total debt to total capital(7)	50.7%	54.0%	53.0%	43.1%	52.3%
Net debt to net capital(8)	38.9%	53.0%	51.8%	41.7%	50.8%
Current ratio	3.4	2.8	2.9	3.0	2.4
Average common shares outstanding	27,289	27,218	27,108	27,004	26,726

(1)
2004 includes pre-tax charges of $9,374 related to debt extinguishment costs, pre-tax charges of $14,033 associated with the closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations and a $3,016 tax benefit associated with the realization of certain state net operating loss carryforwards.

(2)
2003 includes pre-tax charges of $36,366 related to integration costs associated with the Company's acquisition of Calvin Klein Inc. and certain affiliated companies, pre-tax charges of $20,739 associated with the impairment and closing of certain retail outlet stores and exiting the wholesale footwear business and relocating the Company's existing retail footwear operations and a pre-tax gain of $3,496 resulting from the Company's sale of its minority interest in Gant. Calvin Klein integration costs consist of (a) the operating losses of certain Calvin Klein businesses which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

(3)
2001 includes pre-tax charges of $21,000 for restructuring and other expenses.

(4)
2000 and 1996 include 53 weeks of operations.

(5)
1997 includes pre-tax charges of $132,700 for restructuring and other expenses.

(6)
1995 includes pre-tax charges of $27,000 for restructuring and other expenses.

(7)
Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(8)
Net debt and net capital are total debt and total capital reduced by cash.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C			Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Expense (Income)	Charged to Other Accounts		Deductions	Balance at End of Period
Year Ended January 30, 2005
Deducted from asset accounts:
Allowance for doubtful accounts	$5,863	$(615)	$—		$2,163	$3,085

Year Ended February 1, 2004
Deducted from asset accounts:
Allowance for doubtful accounts	$2,872	$1,951	$1,305	(a)	$265	$5,863

Year Ended February 2, 2003
Deducted from asset accounts:
Allowance for doubtful accounts	$2,496	$677	$—		$301	$2,872

(a)
Addition due to the acquisition of Calvin Klein Inc.

PHILLIPS-VAN HEUSEN CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	May 1, 2005	January 30, 2005	May 2, 2004
	Unaudited	Audited	Unaudited
ASSETS
Current Assets:
Cash and Cash Equivalents	$126,884	$124,114	$122,985
Accounts Receivable, net of allowances for doubtful accounts of $3,632, $3,085 and $6,591	128,345	93,447	114,832
Inventories	234,203	242,885	194,026
Prepaids	10,605	18,975	14,693
Other, including deferred taxes of $11,994, $11,994 and $17,164	12,275	12,271	17,701

Total Current Assets	512,312	491,692	464,237
Property, Plant and Equipment	153,780	154,630	136,416
Goodwill	182,936	176,190	165,651
Tradenames	612,931	612,772	542,233
Perpetual License Rights	86,000	86,000	86,000
Other Intangible Assets	465	480	525
Other Assets	28,233	27,818	26,655

	$1,576,657	$1,549,582	$1,421,717

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$47,497	$54,531	$42,514
Accrued Expenses	109,626	133,405	109,240
Deferred Revenue	16,509	20,557	12,218

Total Current Liabilities	173,632	208,493	163,972
Long-Term Debt	399,515	399,512	399,504
Other Liabilities, including deferred taxes of $202,451, $187,199 and $178,918	338,071	312,805	301,448
Series B convertible redeemable preferred stock, par value $100 per share; 10,000 shares authorized, issued and outstanding	264,746	264,746	264,746
Stockholders' Equity:
Preferred Stock, par value $100 per share; 150,000 total shares authorized, including Series B convertible redeemable (125,000 shares designated as Series A; 15,000 shares undesignated); no Series A or undesignated shares outstanding	—	—	—
Common Stock, par value $1 per share; 100,000,000 shares authorized; shares issued 33,562,033; 32,452,403 and 30,811,519	33,562	32,452	30,812
Additional Capital	204,099	185,670	157,280
Retained Earnings	195,722	178,507	139,655
Accumulated Other Comprehensive Loss	(32,042)	(32,024)	(35,151)

	401,341	364,605	292,596
Less: 42,301; 39,685 and 38,094 shares of common stock held in treasury—at cost	(648)	(579)	(549)

Total Stockholders' Equity	400,693	364,026	292,047

	$1,576,657	$1,549,582	$1,421,717

See accompanying notes.

PHILLIPS-VAN HEUSEN CORPORATION

CONDENSED CONSOLIDATED INCOME STATEMENTS

UNAUDITED

(In thousands, except per share data)

	Thirteen Weeks Ended
	May 1, 2005	May 2, 2004
Net sales	$423,115	$336,578
Royalty and other revenues	48,994	41,660

Total revenues	472,109	378,238
Cost of goods sold	262,715	207,952

Gross profit	209,394	170,286
Selling, general and administrative expenses	161,765	149,992

Income before interest and taxes	47,629	20,294
Interest expense	8,580	18,181
Interest income	602	338

Income before taxes	39,651	2,451
Income tax expense	14,671	858

Net income	24,980	1,593
Preferred stock dividends	5,281	5,281

Net income (loss) available to common stockholders	$19,699	$(3,688)

Basic net income (loss) per common share	$0.60	$(0.12)

Diluted net income (loss) per common share	$0.46	$(0.12)

Dividends declared per common share	$0.075	$0.075

See accompanying notes.

PHILLIPS-VAN HEUSEN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

(In thousands)

	Thirteen Weeks Ended
	May 1, 2005	May 2, 2004
OPERATING ACTIVITIES:
Net income	$24,980	$1,593
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	7,638	6,311
Amortization	954	745
Deferred income taxes	15,252	649
Prepayment penalty on early extinguishment of debt	—	7,293
Changes in operating assets and liabilities:
Receivables	(34,898)	(18,141)
Inventories	8,682	24,402
Accounts payable, accrued expenses and deferred revenue	(34,861)	(18,892)
Prepaids and other-net	16,764	13,089

Net Cash Provided By Operating Activities	4,511	17,049

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(6,700)	(4,137)
Contingent purchase price payments to Mr. Calvin Klein	(6,746)	(5,260)

Net Cash Used By Investing Activities	(13,446)	(9,397)

FINANCING ACTIVITIES:
Purchase and redemption, including prepayment penalty, of 9 1/2% senior subordinated notes	—	(157,293)
Proceeds from issuance of 7 1/4% senior unsecured notes, net of related fees	—	145,271
Exercise of stock options	19,539	2,049
Acquisition of treasury shares	(69)	(95)
Cash dividends on common stock	(2,484)	(2,306)
Cash dividends on preferred stock	(5,281)	(5,281)

Net Cash Provided (Used) By Financing Activities	11,705	(17,655)

Increase (decrease) in cash	2,770	(10,003)
Cash at beginning of period	124,114	132,988

Cash at end of period	$126,884	$122,985

See accompanying notes.

PHILLIPS-VAN HEUSEN CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

        The Company's fiscal years are based on the 52-53 week period ending on the Sunday closest to February 1, and are designated by the calendar year in which the fiscal year commences.

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not contain all disclosures required by accounting principles generally accepted in the United States for complete financial statements. Reference should be made to the audited consolidated financial statements, including the notes thereto, included in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2005.

        The preparation of interim financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

        The results of operations for the thirteen weeks ended May 1, 2005 and May 2, 2004 are not necessarily indicative of those for a full fiscal year due, in part, to seasonal factors. The data contained in these financial statements are unaudited and are subject to year-end adjustments. However, in the opinion of management, all known adjustments (which consist only of normal recurring accruals) have been made to present fairly the consolidated operating results for the unaudited periods.

        Certain reclassifications have been made to the condensed consolidated financial statements for the prior year periods to present that information on a basis consistent with the current year.

2.    INVENTORIES

        Inventories related to the Company's wholesale operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to the Company's retail operations, comprised entirely of finished goods, are stated at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value inventories. Permanent and point of sale markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Cost for certain apparel inventories is determined using the last-in, first-out method (LIFO). Cost for all other inventories is determined using the first-in, first-out method (FIFO). At May 1, 2005, January 30, 2005 and May 2, 2004, no LIFO reserve was recorded because LIFO cost approximated FIFO cost.

        The final determination of cost of sales and inventories under the LIFO method is made at the end of each fiscal year based on inventory cost and quantities on hand. Interim LIFO determinations are based on management's estimates of expected year-end inventory levels and costs. Such estimates are subject to revision at the end of each quarter. Since estimates of future inventory levels and costs are subject to external factors, interim financial results are subject to year-end LIFO inventory adjustments.

3.    EARNINGS PER SHARE

        The Company computed its basic and diluted net income (loss) per common share as follows:

	Thirteen Weeks Ended
	5/1/05	5/2/04
Net income	$24,980	$1,593
Less: Preferred stock dividends	5,281	5,281

Net income (loss) available to common stockholders for basic net income (loss) per common share	19,699	(3,688)
Add back preferred stock dividends	5,281	—

Net income (loss) available to common stockholders for diluted net income (loss) per common share	$24,980	$(3,688)

Weighted average common shares outstanding for basic net income (loss) per common share	32,978	30,715
Impact of dilutive employee stock options	2,033	—
Impact of assumed preferred stock conversion	18,910	—

Total shares for diluted net income (loss) per common share	53,921	30,715

Basic net income (loss) per common share	$0.60	$(0.12)

Diluted net income (loss) per common share	$0.46	$(0.12)

        Potentially dilutive securities excluded from the calculation of diluted net income (loss) per common share are as follows:

	Thirteen Weeks Ended
	5/1/05	5/2/04
Antidilutive securities	498	770

        In addition, employee stock options to purchase 1,348 common shares, which would have been dilutive had net income available to common stockholders been positive, were excluded from the computation of diluted net loss per common share for the thirteen weeks ended May 2, 2004 because net income available to common stockholders for that period was a loss; the inclusion of such dilutive stock options would have been antidilutive to the net loss per common share computation. Conversion of the Company's convertible redeemable preferred stock into 18,910 common shares outstanding for the thirteen weeks ended May 2, 2004 was not assumed because the inclusion thereof would have been antidilutive.

4.    COMPREHENSIVE INCOME

        Comprehensive income is as follows:

	Thirteen Weeks Ended
	5/1/05	5/2/04
Net income	$24,980	$1,593
Other comprehensive loss, net of taxes:
Foreign currency translation adjustments	(18)	(70)

Comprehensive income	$24,962	$1,523

        The income tax effect related to foreign currency translation adjustments was a benefit of $11 and $43 for the thirteen weeks ended May 1, 2005 and May 2, 2004, respectively.

5.    STOCK-BASED COMPENSATION

        The Company accounts for its stock options under the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under APB Opinion No. 25, the Company does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

        The following table illustrates the effect on net income and net income (loss) per common share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123:

	Thirteen Weeks Ended
	5/1/05	5/2/04
Net income—as reported	$24,980	$1,593
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	2,553	625

Net income—as adjusted	$22,427	$968

Net income (loss) per common share:
Basic—as reported	$0.60	$(0.12)

Diluted—as reported	$0.46	$(0.12)

Basic—as adjusted	$0.52	$(0.14)

Diluted—as adjusted	$0.42	$(0.14)

        In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R, "Share-Based Payment," which is a revision of FASB Statement No. 123 and supersedes APB Opinion No. 25 and FASB Statement No. 148. FASB Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. FASB Statement No. 123R as issued is effective at the beginning of the first interim or annual period beginning after June 15, 2005. In April 2005, the Securities and

Exchange Commission amended the compliance date to the first annual period beginning after June 15, 2005. In accordance with this amendment, the Company will adopt the requirements of FASB Statement No. 123R beginning in the first quarter of 2006. The Company is in the process of determining the impact FASB Statement No. 123R will have on its consolidated financial statements, which will depend, in part, on the timing and amount of any future stock option grants.

6.    CONVERTIBLE REDEEMABLE PREFERRED STOCK

        In connection with the Company's acquisition of Calvin Klein, Inc. and certain affiliated companies in February 2003, the Company issued $250,000 of convertible redeemable preferred stock. The convertible redeemable preferred stock has a conversion price of $14.00 per share and a dividend rate of 8% per annum, payable quarterly, in cash. If the Company elects not to pay a cash dividend for any quarter, then the convertible redeemable preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. As of May 1, 2005, the liquidation preference of the convertible redeemable preferred stock was $264,746. Conversion may occur any time at the option of the preferred stockholders. Conversion may occur at the Company's option after February 12, 2007, if the market value of the Company's common stock equals or exceeds 225% of the conversion price then in effect for 60 consecutive days.

        The preferred stockholders can require the Company to redeem for cash all of the then outstanding shares of convertible redeemable preferred stock on or after November 1, 2013. On all matters put to a vote to holders of common stock, each holder of shares of the convertible redeemable preferred stock is entitled to the number of votes equal to the number of shares that would be issued upon conversion of the convertible redeemable preferred stock into common stock. The preferred stockholders have the right to elect separately as a class three directors and to have one of their directors serve on the audit, compensation, nominating and executive committees of the Company's board, subject to applicable law, rule and regulation; current regulation precludes service on the audit committee.

7.    RETIREMENT AND BENEFIT PLANS

        The Company has noncontributory, defined benefit pension plans covering substantially all U.S. employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is the Company's policy to fund pension cost in an amount consistent with Federal law and regulations.

        The Company and its domestic subsidiaries also provide certain postretirement health care and life insurance benefits. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded. During 2002, the postretirement plan was amended to eliminate benefits for active participants who, as of January 1, 2003, had not attained age 55 and 10 years of service.

        Net benefit cost was recognized as follows:

	Pension Plans		Postretirement Plan
	Thirteen Weeks Ended		Thirteen Weeks Ended
	5/1/05	5/2/04	5/1/05	5/2/04
Service cost, including plan expenses	$1,486	$1,338	$—	$—
Interest cost	3,230	2,980	569	585
Amortization of net loss	2,075	1,548	317	310
Expected return on plan assets	(3,296)	(3,082)	—	—
Amortization of prior service cost	392	484	(111)	(111)

	$3,887	$3,268	$775	$784

        On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides guidance on accounting for the Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. This guidance is effective for periods beginning after June 15, 2004. The Company is in the process of determining whether the benefits provided by the Company's postretirement plan are actuarially equivalent to Medicare Part D and as such, the net postretirement benefit cost does not reflect any amount associated with the subsidy. The Company expects that application of FASB Staff Position No. FAS 106-2 will not have a material impact on the Company's consolidated financial statements.

8.    GOODWILL AND OTHER INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill for the period ended May 1, 2005, by segment, are as follows:

	Apparel and Related Products	Calvin Klein Licensing	Total
Balance as of January 30, 2005	$92,079	$84,111	$176,190
Contingent purchase price payments to Mr. Calvin Klein	—	6,746	6,746

Balance as of May 1, 2005	$92,079	$90,857	$182,936

        In connection with the Company's acquisition of Calvin Klein in February 2003, the Company is obligated to pay contingent purchase price payments to Mr. Calvin Klein for 15 years based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands. Such contingent purchase price payments are recorded as an addition to goodwill.

        Included in tradenames as of May 1, 2005 and January 30, 2005 is the ARROW tradename, which the Company acquired on December 10, 2004. The Company is in the process of obtaining a third-party valuation of the ARROW tradename. Therefore, the amount recorded related to the ARROW tradename of $70,698 is subject to adjustment.

9.    LONG-TERM DEBT

        Long-term debt is as follows:

	5/1/05	1/30/05	5/2/04
7 1/4% senior unsecured notes due 2011	$150,000	$150,000	$150,000
8 1/8% senior unsecured notes due 2013	150,000	150,000	150,000
7 3/4% debentures due 2023	99,515	99,512	99,504

	$399,515	$399,512	$399,504

        On February 18, 2004, the Company issued $150,000 of senior unsecured notes due 2011. The net proceeds of the offering after related fees were $145,271. The notes accrue interest at the rate of 7 1/4% per annum, which is payable semi-annually. The Company used the net proceeds of the issuance of the 7 1/4% senior unsecured notes and available cash to purchase and redeem its 9 1/2% senior subordinated notes due 2008. The total cash paid for purchase and redemption, including a prepayment penalty, was $157,293.

10.    NONCASH INVESTING AND FINANCING TRANSACTIONS

        Omitted from the Financing Activities section of the Condensed Consolidated Statement of Cash Flows for the thirteen weeks ended May 2, 2004 was a $2,081 write-off of debt issuance costs associated with the purchase and redemption of the Company's 9 1/2% senior subordinated notes.

11.    SEGMENT DATA

        The Company manages and analyzes its operating results by two business segments: (i) Apparel and Related Products segment and (ii) Calvin Klein Licensing segment. In identifying its reportable segments, the Company evaluated its operating divisions and product offerings. The Company aggregates the results of its dress shirt and sportswear divisions into the Apparel and Related Products segment. This segment derives revenues from marketing dress shirts and sportswear and, to a lesser extent, footwear and other accessories, principally under the brand names Van Heusen, IZOD, Geoffrey Beene, ARROW, Kenneth Cole New York, Kenneth Cole Reaction, Bass/G.H. Bass & Co., Calvin Klein, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, CHAPS, Sean John and Donald J. Trump Signature Collection. The Calvin Klein Licensing segment derives revenues from (a) licensing and similar arrangements worldwide of the Calvin Klein Collection, Calvin Klein and ck Calvin Klein brands for a broad array of products and (b) the marketing, directly by the Company through three Calvin Klein image stores, of high-end apparel and accessories collections for men and women under the Calvin Klein Collection brand. The Company includes the Calvin Klein Collection business in the Calvin Klein Licensing segment because management views the purpose of the Calvin Klein Collection business as building and marketing the Calvin Klein brands, which supports and benefits all of the brands' licensing businesses.

	Segment Data
	Thirteen Weeks Ended
	5/1/05	5/2/04
Revenues—Apparel and Related Products
Net sales	$420,469	$333,658
Royalty and other revenues	7,231	3,608

Total	$427,700	$337,266
Revenues—Calvin Klein Licensing
Net sales	$2,646	$2,920
Royalty and other revenues	41,763	38,052

Total	$44,409	$40,972
Total revenues
Net sales	$423,115	$336,578
Royalty and other revenues	48,994	41,660

Total	$472,109	$378,238

Operating income—Apparel and Related Products	$42,341	$15,267
Operating income—Calvin Klein Licensing	13,957	13,246
Corporate expenses	8,669	8,219

Income before interest and taxes	$47,629	$20,294

        Corporate expenses represent overhead operating expenses that the Company does not allocate to its segments and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure.

        Revenues for the Apparel and Related Products segment occur principally in the United States. Revenues for the Calvin Klein Licensing segment occurred as follows:

	Thirteen Weeks Ended
	5/1/05	5/2/04
Domestic	$20,361	$22,938
Foreign	24,048	18,034

	$44,409	$40,972

12.    OTHER COMMENTS

        The Company has guaranteed the payment of certain purchases made by one of the Company's suppliers from a raw material vendor. The maximum amount guaranteed under the contract is $2,500. The guarantee expires on January 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We have reviewed the condensed consolidated balance sheets of Phillips-Van Heusen Corporation as of May 1, 2005 and May 2, 2004 and the related condensed consolidated income statements and statements of cash flows for the thirteen week periods ended May 1, 2005 and May 2, 2004. These financial statements are the responsibility of the Company's management.

        We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

        We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Phillips-Van Heusen Corporation as of January 30, 2005, and the related consolidated income statement, statement of changes in stockholders' equity, and statement of cash flows for the year then ended (not presented herein) and in our report dated March 21, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of January 30, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                      ERNST & YOUNG LLP

New York, New York
May 25, 2005

PROSPECTUS

PHILLIPS-VAN HEUSEN CORPORATION
25,134,430 Shares of Common Stock

This prospectus relates to the resale, from time to time of up to 25,134,430 shares of our common stock, all of which are being offered by the selling stockholders named in this prospectus. The shares consist of shares of common stock that we agreed to register under a registration rights agreement we entered into with the selling stockholders on February 12, 2003. See "Selling Stockholders" beginning on page 10 for information regarding the selling stockholders and the shares of our common stock owned by them and which they are offering for sale hereunder.

All net proceeds from the sale of the shares offered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the sale of any of the shares.

Our common stock is listed on the New York Stock Exchange under the ticker symbol "PVH". On November 13, 2003, the last reported sale price of our common stock was $17.04 per share.

The shares offered in this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 1, in determining whether to purchase shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 19, 2003.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Phillips-Van Heusen Corporation, any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

Unless the context otherwise requires, the terms "we," "our" or "us" refer to Phillips-Van Heusen Corporation and its subsidiaries taken as a whole. References to the brand names Calvin Klein, cK, cK Calvin Klein, Van Heusen, IZOD, IZOD Club, Bass, G.H. Bass & Co., Geoffrey Beene, Arrow, DKNY, Kenneth Cole New York and Reaction by Kenneth Cole and to other brand names in this prospectus are to registered trademarks owned by us or licensed to us by the owners. References to our acquisition of Calvin Klein refer to our February 2003 acquisition of Calvin Klein, Inc., Calvin Klein (Europe), Inc., Calvin Klein (Europe II) Corp., Calvin Klein Europe S.r.l. and CK Service Corp., which companies we refer to collectively as "Calvin Klein."

i

RISK FACTORS

        You should carefully consider the following risk factors regarding us, in addition to the other information provided in this prospectus, before you purchase any of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could decline significantly.

Our substantial level of debt could impair our financial condition.

        We currently have a substantial amount of debt. Our significant level of debt could have important consequences to investors, including:

  •
  requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, therefore reducing the funds available to us for our operations or other capital needs;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate because our available cash flow after paying interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes;

  •
  increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying interest on our debt;

  •
  limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures and general corporate requirements; and.

  •
  any borrowings we make at variable interest rates, including our revolving credit facility, leave us vulnerable to increases in interest rates generally.

Servicing our debt will require a significant amount of cash and we may be unable to generate sufficient cash flow due to many factors, some of which are beyond our control.

        Our ability to make payments with respect to our obligations under our outstanding debt depends on our future operating performance. Our performance will be affected by our ability to operate and expand profitably our recently acquired Calvin Klein business and by prevailing economic conditions and financial, competitive, business and other factors, many of which are beyond our control. As a result of the financing of our acquisition of Calvin Klein, our interest expense has increased. Our business may not generate sufficient cash flow from operations, we may not realize our currently anticipated revenues, cost savings and operating performance and we may not have sufficient future borrowings available to us to pay our debt. If we are unable to meet our debt service obligations or fund our other liquidity needs, including our obligation to pay Mr. Klein contingent purchase price payments, we could be forced to reduce or delay capital expenditures, forego other business opportunities, sell material assets or operations, restructure or refinance our debt, obtain additional capital or renegotiate, replace or terminate arrangements. Some of these transactions could occur at times and on terms that are less advantageous or disadvantageous to us or may not be available to us at all, which could cause us to default on our obligations and impair our liquidity. Because a significant portion of our assets are pledged as security to the lenders under our revolving credit facility, we may not be able to restructure or refinance our debt on satisfactory terms, if at all. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-
competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein,

although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

Covenant restrictions under our revolving credit facility and our indentures impose significant operating and financial restrictions on us and may limit our ability to operate our business and to make payments on our debt.

        Our revolving credit facility and the agreements and instruments governing our other outstanding debt contain covenants that restrict our ability to finance future operations or capital needs, to take advantage of other business opportunities that may be in our interest or to satisfy our obligations with respect to other indebtedness. These covenants restrict our ability to, among other things:

  •
  incur or guarantee additional debt or extend credit;

  •
  pay dividends or make distributions on, or redeem or repurchase, our capital stock or subordinated debt;

  •
  make other restricted payments, including investments;

  •
  dispose of assets;

  •
  engage in transactions with affiliates;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  create liens on our assets or engage in sale/leaseback transactions; and

  •
  effect a consolidation or merger, or sell, transfer, lease or otherwise dispose of all or substantially all of our assets.

        In addition, our revolving credit facility requires us to maintain certain levels of excess borrowing base availability and in certain cases comply with a specified financial ratio, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet these requirements. A breach of any of these covenants, or our inability to comply with the financial ratio, would result in a default under our revolving credit facility. If an event of default under our revolving credit facility occurs, the lenders could elect to declare all amounts outstanding under the revolving credit facility, together with accrued interest, to be immediately due and payable which would result in acceleration of our other debt. If we were unable to repay any such borrowings when due, the revolving credit facility lenders could proceed against their collateral, which also secures some of our other indebtedness. Under that circumstance, we may not have sufficient funds to pay all of our debt.

        Also, under the indenture governing our 7 3/4% debentures due 2023, if we pay any dividend on or acquire our capital stock which would cause us to be unable to meet a specified financial test, then the holders of the debentures would have a right to have their notes redeemed. If this were to occur, we may not have sufficient funds to satisfy this obligation.

We may not be able to realize revenue growth, cost savings or synergies from integrating, developing and growing Calvin Klein.

        A significant portion of our business strategy involves integrating, developing and growing the Calvin Klein business. Our realization of any revenue growth, cost savings or synergies from Calvin Klein will depend largely upon our ability to:

  •
  quickly and substantially reduce the administrative and corporate overhead and back office expenses of Calvin Klein;

  •
  develop, and obtain selling space for, a Calvin Klein men's better sportswear line and successfully design and market that line over time;

  •
  successfully develop the licensing relationship with Kellwood Company and G.A.V. (a business venture among Andrew Grossman, Alexander Vreeland and Jay Schottenstein) for the development of a Calvin Klein women's better sportswear line;

  •
  successfully develop the licensing relationship with Vestimenta, S.p.A., one of the world's leading manufacturers and distributors of women's and men's high-end ready-to-wear apparel, with whom we recently entered into an agreement to license the Calvin Klein Collection men's and women's high-end ready-to-wear collection apparel businesses after a transition period during which our operations will be transferred to Vestimenta;

  •
  open and successfully operate a chain of Calvin Klein retail outlet stores in premium outlet malls;

  •
  maintain and enhance the distinctive brand identity of Calvin Klein while integrating the Calvin Klein business within our company;

  •
  maintain good working relationships with Calvin Klein's licensees and enter into new licensing arrangements; and

  •
  execute our strategies for Calvin Klein without adversely impacting our existing businesses.

        We cannot assure you that we can successfully execute any of these actions or our growth strategy for the Calvin Klein brands or that the launch of our Calvin Klein men's better sportswear line or the launch of any other Calvin Klein branded products by us or our licensees will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to successfully carry out our growth strategy may be affected by, among other things, our ability to enhance our relationships with existing customers to obtain additional selling space and develop new relationships with apparel retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to develop and grow successfully the Calvin Klein business, our financial condition and results of operations may be materially and adversely affected.

We face significant challenges integrating Calvin Klein.

        To achieve the anticipated benefits of our acquisition of Calvin Klein, we will need to integrate the businesses of our Calvin Klein subsidiaries into our operations. We will face significant challenges in consolidating functions and integrating management procedures, personnel and operations in an efficient and effective manner, including:

  •
  increased demands on management related to the significant increase in our size and diversity of our businesses after our acquisition of Calvin Klein;

  •
  the diversion of management's attention from our company's daily operations to implement our strategies for Calvin Klein;

  •
  the retention and integration of key Calvin Klein employees, including designers and marketing and advertising professionals, who may be uncertain about the changes they are observing and experiencing, such as working for a public company after having worked for a small private company, having colleagues leave due to consolidation, having new reporting lines, policies, procedures, benefits and compensation practices, and having a changed work environment as a result of the differences between the prestigious fashion-oriented Calvin Klein brands and our traditional, moderately-priced businesses and as a result of Mr. Klein not being an employee and having only a limited consulting role;

  •
  maintaining aspects of Calvin Klein that are to be kept separate from (and which in some cases are different from) our other businesses, such as:

  •
  overseeing a large number of domestic and foreign licensees over broad product areas;

  •
  administering a substantial worldwide marketing and advertising budget relating to the Calvin Klein marketing and advertising campaigns, which campaigns have a high profile and are sometimes controversial; and

  •
  addressing the different distribution needs of our new Calvin Klein products and closely monitoring fashion trends and the status of our Calvin Klein labels;

  •
  managing the transition of our high-end ready-to-wear apparel businesses to Vestimenta; and

  •
  merging administrative systems and other functions, including information technology, accounting, financial reporting and logistics systems, distribution facilities and operations and books and records practices and procedures, as well as in maintaining uniform standards and controls, including internal accounting and audit controls, procedures and policies.

A substantial portion of our revenues and gross profit is derived from a small number of large customers and the loss of any of these customers could substantially reduce our revenues.

        A few of our customers, including Federated Department Stores, Inc., J. C. Penney Company, Kohl's Corporation, The May Department Stores Company and WalMart Stores, Inc., account for significant portions of our revenues. Sales to our five largest customers were 30.7% of our revenues in fiscal 2002, 27.7% of our revenues in fiscal 2001 and 28.3% of our revenues in fiscal 2000. We do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other business partners, or to change their manner of doing business with us or our licensing or other business partners, could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations. The retail industry has, in the past, experienced a great deal of consolidation and other ownership changes. Retailers, in the future, may further consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could increase our reliance on a smaller number of large customers.

Our business could be adversely affected by financial instability experienced by our customers.

        During the past several years, various retailers have experienced significant financial difficulties, which have resulted in bankruptcies, liquidations and store closings. We sell our products primarily to national and regional department, mid-tier department and mass-market stores in the United States on credit and evaluate each customer's financial condition on a regular basis in order to determine the credit risk we take in selling goods to them. The financial difficulties of a customer could cause us to curtail business with that customer and we may be unable to shift sales to another viable customer. We may also assume more credit risk relating to receivables of a customer experiencing financial instability. Should these circumstances arise with respect to our customers, our inability to shift sales or to collect on our trade accounts receivable from any one of our customers could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations.

We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

        During fiscal 2002, in excess of 95% of our apparel products and 95% of our raw materials for apparel were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Indian subcontinent, Middle East, Caribbean and Central America. We believe that we are one of the largest procurers of shirting fabric in the world. Additionally, 100% of our footwear products and of the raw materials therefor were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Europe, South America and the Caribbean. Although no single supplier and no one country is critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

  •
  political or labor instability in countries where contractors and suppliers are located;

  •
  political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;

  •
  heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

  •
  a significant decrease in availability or increase in cost of raw materials, particularly petroleum-based synthetic fabrics, which are currently in high demand;

  •
  disease epidemics and health related concerns, such as the recently subsided SARS outbreak and the mad cow and hoof and mouth disease outbreaks in recent years, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

  •
  the migration and development of manufacturers, which can affect where our products are or are planned to be produced;

  •
  imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

  •
  imposition of duties, taxes and other charges on imports;

  •
  significant fluctuation of the value of the dollar against foreign currencies; and

  •
  restrictions on transfers of funds out of countries where our foreign licensees are located.

If our manufacturers fail to use acceptable ethical business practices, our business could suffer.

        We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners, operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff periodically visits and monitors the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

Our reliance on independent manufacturers could cause delay and damage customer relationships.

        In our fiscal year ended February 2, 2003, we relied upon independent third parties for the manufacture of more than 95% of our apparel products and 100% of our footwear products. We do not have long-term contracts with any of our suppliers. A manufacturer's failure to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products. As a result, customers may cancel their orders, refuse to accept deliveries or demand reduced prices. Any of these actions taken by our customers may have a material adverse effect on our revenues and, consequently, our results of operations.

As a result of our acquisition of Calvin Klein, we have increased our dependence on revenues from royalty, design and similar fees.

        In our fiscal year ended February 2, 2003, $10.8 million, or 0.8%, of our revenues were derived from licensing royalties. In Calvin Klein's fiscal year ended December 28, 2002, 73.3% of Calvin Klein's revenues were derived from royalty, design and similar fees from business partners. On a pro forma basis reflecting our acquisition of Calvin Klein, Calvin Klein's royalty, design and similar fees would have generated 8.0% of our revenues for our fiscal year ended February 2, 2003 (and will account for a significant portion of our revenues in the future). A few of Calvin Klein's business partners, including Warnaco, Inc., Unilever N.V. and Marchon Eyewear Inc., account for significant portions of its revenues. Royalty, design and similar fees from Calvin Klein's three largest business partners accounted for approximately 46% of its revenues in its fiscal year ended December 28, 2002. The operating profit associated with our royalty, design and similar fee revenues is significant because the operation expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant business partner, whether due to the termination or expiration of the relationship, the cessation of the business partner's operations or otherwise, including as a result of financial difficulties, without an equivalent replacement, could materially affect our profitability. For example, Warnaco accounted for approximately 25% of Calvin Klein's revenues and approximately 36% of Calvin Klein's royalty, design and similar fee revenues, in its fiscal year ended December 28, 2002. Although Warnaco has emerged from bankruptcy proceedings, no assurance can be given as to its future financial stability. While we generally have significant control over our business partners' products and advertising, we rely on our business partners for, among other things, operational and financial controls over their businesses. Our business partners' failure to successfully market licensed products or our inability to replace our existing business partners could adversely affect our revenues both directly from reduced royalty, design and similar fees received and indirectly from reduced sales of our other products. Risks are also associated with a business partner's ability to:

  •
  obtain capital;

  •
  manage its labor relations;

  •
  maintain relationships with its suppliers;

  •
  manage its credit risk effectively; and

  •
  maintain relationships with its customers.

        In addition, we rely on our business partners to preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of our products, we cannot assure you that we can control the use by our business partners of each of our licensed brands. The misuse of our brands by a material business partner could have a material adverse effect on our business, financial condition and results of operations. For example, Calvin Klein in the past has been involved in legal proceedings with Warnaco with respect to certain quality and distribution issues. As a result of our acquisition of Calvin Klein, Warnaco is entitled to control design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the Calvin Klein brands. We cannot assure you that Warnaco will maintain the same standards of design and advertising previously maintained by Calvin Klein, although we believe they are generally obligated to do so.

Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop.

        Our retail stores are located principally in outlet malls, which are typically located in or near vacation destinations or away from large population centers where department stores and other traditional retailers are concentrated. As a result, fuel shortages, increased fuel prices, travel restrictions, travel concerns, bad weather and other circumstances, including as a result of war, terrorist attacks or the perceived threat of war or terrorist attacks, which would lead to decreased travel, could have a material adverse affect on us, as was the case after the September 11th terrorist attacks. Other factors which could affect the success of our stores include:

  •
  the location of the mall or the location of a particular store within the mall;

  •
  the other tenants occupying space at the mall;

  •
  increased competition in areas where the outlet malls are located;

  •
  a downturn in the economy generally or in a particular area where an outlet mall is located; and

  •
  the amount of advertising and promotional dollars spent on attracting consumers to the malls.

We may be unable to protect our trademarks and other intellectual property rights.

        Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing our intellectual property rights. Since our acquisition of Calvin Klein, we are more susceptible to infringement of our intellectual property rights, as the Calvin Klein brands enjoy significant worldwide consumer recognition and the generally higher pricing of Calvin Klein branded products creates additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. We have and, prior to our acquisition, Calvin Klein has in the past been involved in conflicts regarding intellectual property. We cannot assure you that the actions we have taken to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases there may be holders who have prior rights to similar marks. For example, we were involved in a proceeding relating to a company's claim of prior rights to the IZOD mark in Mexico, and Calvin Klein was involved in a proceeding relating to a company's claim of prior rights to the Calvin Klein mark in Chile. We are currently involved in opposition and cancellation proceedings with respect to marks similar to some of our brands, both domestically and internationally.

The success of Calvin Klein depends on the value of our Calvin Klein brands, and if the value of those brands were to diminish, our business could be adversely affected.

        Our success depends on our brands and their value. The Calvin Klein name is integral to the existing Calvin Klein business, as well as to the implementation of our strategies for growing and expanding Calvin Klein. Although Mr. Klein will continue as a consultant for three years, he is no longer a member of management. Our Calvin Klein business could be adversely affected if there is a perception by consumers that, as a result of the sale of the business, Mr. Klein's role has changed in a manner that is disadvantageous to the Calvin Klein business. The Calvin Klein brands could be adversely affected if Mr. Klein's public image or reputation were to be tarnished. We may seek in the future stockholder approval to change the name of our company to "Calvin Klein Inc." or a similar name. Any such name change could increase our risks related to the public perception of the Calvin Klein name. In addition, we market some of our products under the names and brands of other recognized designers: Geoffrey Beene, Kenneth Cole and Donna Karan (DKNY). Our sales of those products could be materially and adversely affected if any of those designer's images or reputations were to be negatively impacted.

Our revenues and profits are cyclical and sensitive to general economic conditions, consumer confidence and spending patterns.

        The apparel and footwear industries in which we operate have historically been subject to substantial cyclical variations and are particularly affected by adverse trends in the general economy, with consumer spending tending to decline during recessionary periods. The success of our operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages and salaries), business conditions, interest rates, availability of credit and tax rates in the general economy and in the international, regional and local markets where our products are sold. Any significant deterioration in general economic conditions (such as the current economic downturn) or increases in interest rates could reduce the level of consumer spending and inhibit consumers' use of credit. In addition, war, terrorist activity or the threat of war and terrorist activity may adversely affect consumer spending, and thereby have a material adverse effect on our financial condition and results of operations.

We face intense competition in the apparel and footwear industries.

        Competition is strong in the segments of the apparel and footwear industries in which we operate. We compete with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and footwear, some of which are significantly larger or more diversified or have greater resources than we do. In addition, through their use of private label programs, we compete directly with our wholesale customers. We compete within the apparel and footwear industries primarily on the basis of:

  •
  anticipating and responding to changing consumer tastes and demands in a timely manner and developing attractive, quality products;

  •
  maintaining favorable brand recognition;

  •
  appropriately pricing products and creating an acceptable value proposition for customers;

  •
  providing strong and effective marketing support;

  •
  ensuring product availability and optimizing supply chain efficiencies with third-party manufacturers and retailers; and

  •
  obtaining sufficient retail floor space and effective presentation of our products at retail.

        We attempt to minimize risks associated with competition, including risks related to changing style trends and product acceptance, by closely monitoring retail sales trends. The failure, however, to compete effectively or to keep pace with rapidly changing markets could have a material adverse effect on our business, financial condition and results of operations. In addition, if we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities with others.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

        We depend on the services and management experience of Bruce J. Klatsky, Mark Weber and other of our executive officers who have substantial experience and expertise in our business. We also depend on key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel and footwear industries is intense, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could materially adversely affect us.

Significant influence by certain stockholders.

        In connection with our acquisition of Calvin Klein, affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited purchased our Series B convertible preferred stock, which, as of November 2, 2003, was convertible by them into 38.3% of our outstanding common stock. If we elect not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend has been paid. As a result, it is possible that if we do not pay a cash dividend in any quarter through the third quarter of our fiscal year ending January 31, 2010 (assuming no further issuances of common stock, including as a result of the exercise of stock options), a change in control will result under our existing various indentures and certain other agreements.

        While the holders of our Series B convertible preferred stock are prohibited from initiating a takeover, in certain circumstances, they may be able to participate in a bidding process initiated by a third party. As long as affiliates of the Apax affiliates own at least 50% of the shares of our Series B convertible preferred stock initially sold to the Apax affiliates, they will have the ability to prevent a change of control, or a sale of all or substantially all of our assets. Additionally, as long as 50% of our Series B convertible preferred stock remains outstanding, the holders of our Series B convertible preferred stock will have a right to purchase their pro rata share of most newly issued securities. The holders of our Series B convertible preferred stock have certain additional rights, including the right to approve the issuance of certain new series of our preferred stock, which could also have the effect of discouraging a third party from pursuing a non-negotiated takeover, and preventing changes in control, of our company.

        As a result of the rights related to their ownership of our Series B convertible preferred stock, the Apax affiliates have substantial influence over our company, including by virtue of their right to elect separately as a class three directors and to have one of their directors serve on the audit, compensation, nominating and executive committees of our board, subject to applicable law, rule and regulation.

INFORMATION ABOUT US

        We are one of the largest apparel and footwear companies in the world, with a heritage dating back over 120 years. We design and market nationally recognized branded dress shirts, sportswear and footwear. We believe we market one in three of the dress shirts sold in the United States and have a leading position in men's sportswear tops and men's casual footwear. Our portfolio of brands includes our own brands, Van Heusen, Bass, and IZOD, and our licensed brands, Geoffrey Beene, Arrow, DKNY, Kenneth Cole New York and Reaction by Kenneth Cole. We recently acquired Calvin Klein, a leading lifestyle design and marketing company, whose brands enjoy high global recognition.

        We design, source and market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. We market our brands at multiple price points and across multiple channels of distribution. This allows us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Currently, our products are distributed at wholesale through more than 10,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. We also leverage our apparel design and sourcing expertise by offering private label programs to retailers. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. As a profitable complement to our wholesale business, we also market our products directly to consumers through our Van Heusen, IZOD, Geoffrey Beene and Bass retail stores, primarily located in outlet malls throughout the United States.

        On February 12, 2003, we acquired Calvin Klein. Over the past 30 years, we believe Calvin Klein has become one of the best known designer names in the world. We believe that the Calvin Klein brands—Calvin Klein, cK and cK Calvin Klein—complement our existing portfolio of brands by providing us with the opportunity to market products at higher price points, in higher-end distribution channels and to different consumer groups than our existing product offerings. Although the Calvin Klein brand is well established and, we believe, enjoys strong brand awareness among consumers worldwide, there are numerous product areas in which no products, or only a limited number of products, are offered under any Calvin Klein label, including men's and women's better sportswear, footwear and certain accessories. We believe our expertise in brand management, product design, sourcing and other logistics provides us with the ability to successfully expand product offerings and distribution under the Calvin Klein brands while preserving the brands' prestige and global presence. As a result, we believe we have the opportunity to realize sales growth and enhanced profitability.

        Worldwide retail sales of products sold under the Calvin Klein brands exceeded $3 billion in calendar 2002. These products are sold primarily under licenses and other arrangements and include jeans, underwear, fragrances, eyewear, men's tailored clothing, ties, shoes, hosiery, socks, swimwear, watches, coats, leather goods, table top and soft home furnishings and accessories. Calvin Klein also designs, manufactures and markets high-end ready-to-wear collection apparel and accessories for men and women under the Calvin Klein brand. We believe these collections are an important factor in maintaining the Calvin Klein image. The collection apparel and accessories are sold to a limited number of high-end department stores and independent boutiques throughout the world and through three company-operated stores located in New York City, Dallas and Paris. We have recently entered into an agreement to license the existing collection apparel businesses to Vestimenta, one of the world's leading manufacturers and distributors of women's and men's high-end ready-to-wear apparel, commencing with the spring 2004 collection. Under the license agreement with Vestimenta, which will be in full effect on January 1, 2004, we are transferring the operations of the businesses to Vestimenta. Calvin Klein controls all design operations and product development for most of its licensees and all of its collection apparel, which it will continue to do under its agreement with Vestimenta. Calvin Klein oversees a worldwide marketing and advertising budget of over $200 million, the majority of which is funded by its licensees. We believe that maintaining control over design and advertising through Calvin Klein's dedicated in-house teams plays a key role in the continued strength of the Calvin Klein brands.

        We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881, and, with respect to our footwear group, to G.H. Bass & Co., a business begun in 1876. Our principal executive offices are located at 200 Madison Avenue, New York, New York 10016; our telephone number is (212) 381-3500.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling stockholders named below. See "Selling Stockholders" and "Plan of Distribution."

SELLING STOCKHOLDERS

        On February 12, 2003, we acquired Calvin Klein. The total net consideration paid was $438 million, subject to post-closing adjustments, and was comprised of $408 million in net cash and $30 million of our common stock issued to the stockholders of Calvin Klein. In addition, in connection with the acquisition of Calvin Klein and in consideration for Mr. Klein's sale to us of all of his rights under a design services letter agreement with Calvin Klein, Mr. Klein received a warrant to purchase shares of our common stock and will receive contingent purchase price payments based on the worldwide net sales of products bearing any of the Calvin Klein brands for a period of 15 years. We refer you to "—Our Relationship with Mr. Klein and Mr. Schwartz."

        In connection with the closing of our acquisition of Calvin Klein, we issued 2,535,926 shares of our common stock to the stockholders of Calvin Klein in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. In connection with our issuance of that common stock, we granted the stockholders of Calvin Klein certain registration rights under a registration rights agreement we entered into with them on February 12, 2003. This prospectus covers the offer and sale of those shares of common stock held by each of the former stockholders of Calvin Klein. The registration rights agreement also restricts the rights of the former Calvin Klein stockholders to sell their shares of our common stock pursuant to the registration statement of which this prospectus is a part. In any three-month period, the stockholders of Calvin Klein may only sell in total, pursuant to the registration statement of which this prospectus is a part, that number of our shares of common stock equal to the greater of (a) 15% of the average reported trading volume of our shares of common stock on the New York Stock Exchange as reported in the Wall Street Journal for the three-month period immediately prior to such sale or (b) the maximum that stockholder would be eligible to sell in accordance with Rule 144 under the Securities Act.

        We partially funded our acquisition of Calvin Klein through the sale for $250 million of 10,000 newly issued shares of our Series B convertible preferred stock to affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited. As of November 2, 2003, the 10,000 shares of our Series B convertible preferred stock were convertible into 18,910,436 shares of our common stock at a conversion price of $14 per share of common stock. The Series B convertible preferred stock has a dividend rate of 8% per annum payable in cash. If we elect not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. This prospectus covers the offer and sale by the Apax affiliates of those shares of our common stock currently issuable upon conversion of the Series B convertible preferred stock, plus an additional 3,688,068 shares of our common stock issuable in the event we elect not to pay cash dividends on a quarterly basis through the fourth quarter of our fiscal year ending January 29, 2006. The shares are issuable at any time or from time to time upon the conversion of the Series B convertible preferred stock by the Apax affiliates. The Series B convertible preferred stock was originally issued to the Apax affiliates in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. In connection with our issuance of the Series B convertible preferred stock, we granted the Apax affiliates certain registration rights under a registration rights agreement we entered into with them on February 12, 2003.

        The following table sets forth, as of the date of this prospectus: (1) the name of each selling stockholder, (2) the number of shares of our common stock owned by each selling stockholder prior to the offering, (3) the number of shares offered for the account of each selling stockholder pursuant to this prospectus and (4) the number of shares that each selling stockholder would own after this offering if he, she or it sold all its shares registered by this prospectus.

        We cannot be certain of the number of shares that the selling stockholders will hold in the aggregate at the end of the offering covered by this prospectus because the selling stockholders may sell all, part or none of their shares pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis. Each selling stockholder will receive all of the net proceeds from the sale of his, her or its shares offered by this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned before Offering(1)	Number of Shares of Common Stock being Registered by this Prospectus	Number of Shares of Common Stock to be Owned after this Offering
Apax Excelsior VI, L.P.	4,376,518	4,376,518	-0-
Apax Excelsior VI-A C.V.	357,537	357,537	-0-
Apax Excelsior VI-B C.V.	238,700	238,700	-0-
Patricof Private Investment Club III, L.P.	149,571	149,571	-0-
Apax Europe V-A, L.P.	10,923,262	10,923,262	-0-
Apax Europe V-B, L.P.	1,964,746	1,964,746	-0-
Apax Europe V C GmbH & Co. KG	1,116,985	1,116,985	-0-
Apax Europe V-D, L.P.	1,472,121	1,472,121	-0-
Apax Europe V-E, L.P.	1,466,170	1,466,170	-0-
Apax Europe V-F, C.V.	257,917	257,917	-0-
Apax Europe V-G, C.V.	257,917	257,917	-0-
Apax Europe V-1, L.P.	8,332	8,332	-0-
Apax Europe V-2, L.P.	8,728	8,728	-0-
Calvin Klein 2001 Revocable Trust(2)	1,094,379	1,094,379	0
Barry K. Schwartz	1,076,627	1,076,627	0
Trust f/b/o Issue of Calvin Klein	173,584	173,584	0
Trust f/b/o Issue of Barry K. Schwartz	173,584	173,584	0
Stephanie Schwartz Ferdman	8,876	8,876	0
Jonathan Schwartz	8,876	8,876	0

(1)
Includes additional shares of our common stock issuable to the Apax affiliates in the event we elect not to pay cash dividends on a quarterly basis through the fourth quarter of our fiscal year ending January 29, 2006.

(2)
In connection with the acquisition of Calvin Klein, Mr. Klein directed us to deliver his shares to the Calvin Klein 2001 Revocable Trust of which Mr. Klein is the beneficiary.

Our Relationship with the Apax Affiliates

        The Apax affiliates, each of which is a selling stockholder hereunder, purchased our Series B convertible preferred stock for $250 million in February 2003, the proceeds of which we used to pay a portion of the purchase price for Calvin Klein. Pursuant to the Certificate of Designations, Preferences and Rights for the Series B convertible preferred stock and an investors' rights agreement entered into with the Apax affiliates, the holders of such stock have the right to elect separately as a class up to three directors to our board of directors and one of those directors to our audit committee, compensation committee, executive committee and nominating committee. David A. Landau, Henry Nasella and Christian Näther were elected by the Apax affiliates as their designees on our board of directors. Mr. Landau was designated to serve on the compensation, executive and nominating committees and Mr. Nasella was designated to serve on the audit committee. The Apax affiliates are private equity funds, the discretionary investment manager of some of which is Apax Partners Europe Managers Limited and the general partner of the general partner of which is either Apax Europe V GP Co. or Apax Managers, Inc. Apax Partners Europe Managers Limited, Apax Europe V GP Co. and Apax Managers, Inc. are affiliates of Apax Partners, Inc. and David A. Landau is a partner, Henry Nasella is a venture partner and Christian Näther is a partner of Apax Partners, Inc. We refer you to "Risk Factors—Significant influence by certain stockholders."

        Also in connection with our acquisition of Calvin Klein, the Apax affiliates entered into a $125 million two-year loan agreement with us. We borrowed $100 million in connection with the closing of the acquisition of Calvin Klein and borrowed the remaining $25 million on March 14, 2003. The secured loan provided for interest to accrue from inception until February 12, 2004 at a rate of 10% per annum and, thereafter, interest would have been at the rate of 15% per annum. We used a portion of the net proceeds of a recently-completed offering of senior unsecured notes pursuant to Rule 144A and Regulation S under the Securities Act to repay the outstanding balance of $125 million, plus accrued interest.

Our Relationship with Mr. Klein and Mr. Schwartz

        Mr. Klein and Mr. Schwartz, former stockholders of Calvin Klein, are and/or may control certain selling stockholders or may be deemed to own the shares held by certain selling stockholders. Upon our acquisition of Calvin Klein, Mr. Klein's and Mr. Schwartz's employment arrangements with Calvin Klein were terminated. Prior to that time, Mr. Klein was Vice-Chairman of Calvin Klein and Mr. Schwartz was Chairman of the Board, Chief Executive Officer and Treasurer of Calvin Klein. Messrs. Klein and Schwartz also resigned from the board of directors of Calvin Klein.

        In connection with our acquisition of Calvin Klein, we entered into a three-year consulting agreement with Mr. Klein for $1 million per year. Mr. Klein is available to consult on advertising, marketing, design, promotion and publicity aspects of Calvin Klein. Mr. Klein is prohibited from competing against us under the terms of the Calvin Klein purchase agreement, although he has the right to use his name, likeness and other rights of publicity with respect to certain personal businesses and activities.

        Prior to our acquisition of Calvin Klein, Calvin Klein was obligated to pay Mr. Klein and his heirs in perpetuity a percentage of sales of certain products bearing any of the Calvin Klein brands under a design services letter agreement. In connection with our acquisition of Calvin Klein, we bought all of Mr. Klein's rights under that agreement in consideration of a warrant to purchase 320,000 shares our common stock for $28.00 per share and for granting him the right to receive from us contingent purchase price payments for a period of 15 years based on a percentage of total worldwide net sales of products bearing any of the Calvin Klein brands. In addition, Mr. Klein was released from all of his obligations under that agreement, including his obligation to render design services to Calvin Klein, and the design services letter agreement was terminated. Our obligation to make contingent purchase price payments to Mr. Klein in connection with our acquisition of Calvin Klein is guaranteed by our Calvin Klein subsidiaries and is secured by a subordinated pledge of all of the equity interests in our Calvin Klein subsidiaries and a subordinated lien on substantially all of our domestic Calvin Klein subsidiaries' assets. Events of default under the agreements governing the collateral for our contingent payment obligations to Mr. Klein, include, but are not limited to (1) our failure to make payments to Mr. Klein when due, (2) covenant defaults, (3) cross-defaults to other indebtedness in excess of an agreed amount, (4) events of bankruptcy, (5) monetary judgment defaults and (6) a change of control, including the sale of any portion of the equity interests in Calvin Klein. An event of default under those agreements would permit Mr. Klein to foreclose on his security interest in the collateral. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

        Also, in connection with our acquisition of Calvin Klein, Mr. Schwartz agreed not to compete with us for five years.

PLAN OF DISTRIBUTION

        The selling stockholders may from time to time offer and sell their shares offered by this prospectus. However, registration does not necessarily mean that they will offer and sell any or all of their shares.

Offer and Sale of Shares

        The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered by this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer, may offer and sell their shares in the following manner:

  •
  through the New York Stock Exchange or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

  •
  at fixed prices, which may be changed; or

  •
  in privately-negotiated transactions.

        The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered by this prospectus from a selling stockholder, may sell their shares in one or more of the following types of transactions:

  •
  a block trade in which a broker-dealer engaged to sell shares may sell all of such shares in one or more blocks as agent;

  •
  a broker-dealer may purchase as principal and resell shares for its own account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of the exchange;

  •
  a securities or quotation system sale in accordance with the rules of the quotation system;

  •
  upon the exercise of options written relating to the shares;

  •
  ordinary brokerage transactions or transactions in which the broker solicits purchasers;

  •
  a privately-negotiated transaction; and

  •
  any combination of the foregoing, or any other available means allowable under law.

        From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of our common stock to lenders or others and each of those persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares beneficially owned by a selling stockholder may decrease as, when and if it takes such actions. The plan of distribution for the selling stockholder's shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder.

        A selling stockholder may enter into hedging, derivative or short sale transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. A selling stockholder also may sell shares short and redeliver the shares to close out short positions and engage in derivative or hedging transactions. A selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. A selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares or upon a default the broker-dealer may sell the pledged shares under this prospectus.

Selling Through Broker-Dealers

        The selling stockholders may select broker-dealers to sell their shares. Broker-dealers that the selling stockholders engage may arrange for other broker-dealers to participate in selling such shares. The selling stockholders may give such broker-dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these broker-dealers, any other participating broker-dealers, and the selling stockholders and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sale of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they will not enter into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities without written notice to us. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares covered by this prospectus by the selling stockholders.

Supplemental Prospectus Regarding Material Arrangements

        If and when a selling stockholder notifies us that he, she or it has entered into a material arrangement with a broker-dealer for the sale of any portion of his, hers or its shares offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

Expenses of Selling Stockholders

        We will bear all costs, expenses and fees in connection with the registration of the shares. We have agreed to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling stockholders of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Compliance with State Securities Laws

        We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states in the United States, the selling stockholders may not offer or sell their shares unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling stockholders must offer and sell their shares only through registered or licensed broker-dealers.

Limitations Imposed by the Securities Exchange Act of 1934 Rules and Regulations

        Certain provisions of the Exchange Act, and related rules and regulations, will apply to the selling stockholders and any other person engaged in a distribution of the shares covered by this prospectus. Those provisions may (1) limit the timing of purchases and sales of any of the shares by the selling stockholders or such other person; (2) affect the marketability of the shares; and (3) affect the broker-dealers' market-making activities with respect to the shares.

Suspension of this Offering

        We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

TRANSFER AGENT AND REGISTRAR

        The Bank of New York, located at 101 Barclay Street, New York, New York 10286, is the transfer agent and registrar for our common stock.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus have been passed upon on our behalf by Katten Muchin Zavis Rosenman, New York, New York, our legal counsel.

        One of our directors, Edward H. Cohen, is of counsel at the law firm of Katten Muchin Zavis Rosenman and, as of the date of this prospectus, owns 6,000 shares of our common stock and holds outstanding options to purchase 50,256 shares, of which 27,922 are presently exercisable; no additional options will become exercisable within the next 60 days. Mr. Cohen does not share in any fees we pay that firm and his compensation is not based on our fees.

EXPERTS

        The consolidated financial statements and the related financial statements schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended February 2, 2003 have been audited by Ernst & Young, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements of Calvin Klein, Inc. as of December 28, 2002 and December 29, 2001 and for each of the three fiscal years in the period ended December 28, 2002 incorporated in this prospectus by reference, which appear in our Current Report on Form 8-K/A dated February 12, 2003 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in such firm's reports, and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING INFORMATION

        Some of the matters discussed in this prospectus include forward-looking statements based on current expectations, estimates, forecasts and projections, beliefs and assumptions made by our management. You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets," "anticipating," "hope" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

        Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. In evaluating these statements, you should specifically consider various risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Certain of such risks and uncertainties include those listed under the caption "Risk Factors" and those indicated from time to time in our filings with the Securities and Exchange Commission, many of which are beyond our ability to control or predict. You are cautioned not to unduly rely on these forward-looking statements when evaluating the information included or incorporated by reference into this prospectus.

        These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to review or revise any particular forward-looking statements included or incorporated by reference in this prospectus to reflect events, conditions or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have a corporate website address at http://www.pvh.com. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference room. You also can request copies of the documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of the documents from the SEC's website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the SEC automatically will update and supersede that information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

  1.
  Our Annual Report on Form 10-K for the fiscal year ended February 2, 2003;

  2.
  Our Current Report on Form 8-K filed on February 26, 2003;

  3.
  Our Current Report on Form 8-K/A filed on April 22, 2003;

  4.
  Our Current Report on Form 8-K filed on May 1, 2003;

  5.
  Our Current Report on Form 8-K filed on May 5, 2003;

  6.
  Our Quarterly Report on Form 10-Q for the thirteen weeks ended May 4, 2003;

  7.
  Our Quarterly Report on Form 10-Q for the thirteen weeks ended August 3, 2003;

  8.
  Our Current Report on Form 8-K filed on September 29, 2003; and

  9.
  The information with respect to our common stock under the caption "Description of Capital Stock" contained in our Registration Statement on Form S-3 (Registration No. 33-46770) filed on March 27, 1992.

        You may request a copy of these filings, including exhibits to the filings that we have specifically incorporated by reference in those filings, at no cost, by writing or calling our offices at:

PHILLIPS-VAN HEUSEN CORPORATION
200 Madison Avenue
New York, NY 10016
(212) 381-3500

euphoria Calvin Klein
PVH
PHILLIPS-VAN HEUSEN CORPORATION

QuickLinks

ABOUT THIS PROSPECTUS
SUMMARY
Phillips-Van Heusen Corporation
Our Competitive Strengths
Our Growth Strategy
Recent Developments
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
FORWARD-LOOKING INFORMATION
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED INCOME STATEMENTS (In thousands, except per share data)
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data)
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (In thousands, except share data)
PHILLIPS-VAN HEUSEN CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollar and share amounts in thousands, except per share data)
PHILLIPS-VAN HEUSEN CORPORATION SELECTED QUARTERLY FINANCIAL DATA—UNAUDITED (In thousands, except share data)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PHILLIPS-VAN HEUSEN CORPORATION TEN YEAR FINANCIAL SUMMARY (In thousands except per share data, percents and ratios)
PHILLIPS-VAN HEUSEN CORPORATION TEN YEAR FINANCIAL SUMMARY (CONTINUED) (In thousands except per share data, percents and ratios)
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS (In thousands)
PHILLIPS-VAN HEUSEN CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data)
PHILLIPS-VAN HEUSEN CORPORATION CONDENSED CONSOLIDATED INCOME STATEMENTS UNAUDITED (In thousands, except per share data)
PHILLIPS-VAN HEUSEN CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS UNAUDITED (In thousands)
PHILLIPS-VAN HEUSEN CORPORATION NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RISK FACTORS
INFORMATION ABOUT US
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
TRANSFER AGENT AND REGISTRAR
LEGAL MATTERS
EXPERTS
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE